2010 ANNUAL REPORT


11007266


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APR 21 2011
WASH, D.C.
200
SECTION


Cerner™

Healthcare is too important to stay the same.™


HEALTH
CARE

ANNUAL REPORT 2010


Cerner

Table of Contents: Annual Report 2010

Board of Directors

Neal L. Patterson

- Chairman of the Board, Chief Executive Officer and President, Cerner Corporation

Clifford W. Illig

- Vice Chairman, Cerner Corporation

Gerald E. Bisbee Jr., Ph.D.

- Chairman, Chief Executive Officer and President, ReGen Biologics, Inc., Franklin Lakes, NJ

The Honorable John C. Danforth

- Ambassador to the United Nations, July 2004–January 2005
- U.S. Senator - Missouri, 1976-1995
- Partner, Bryan Cave LLP, St. Louis, MO

Linda M. Dillman

- Senior Vice President of Enterprise Services/Global Functions IT, Hewlett-Packard Company, Palo Alto, CA
- Executive Vice President of Benefits and Risk Management, Wal-Mart Stores, Inc., 2006-2009
- Executive Vice President and Chief Information Officer, Wal-Mart Stores, Inc., 2002-2006

William B. Neaves, Ph.D.

- President Emeritus and Director, The Stowers Institute for Medical Research, Kansas City, MO

William D. Zollars

- Chairman, Chief Executive Officer and President, YRC Worldwide, Overland Park, KS

Leadership

Cerner Executive Cabinet

Neal L. Patterson ▪ Chairman of the Board, Chief Executive Officer and President

Clifford W. Illig ▪ Vice Chairman

Marc G. Naughton ▪ Executive Vice President and Chief Financial Officer

Michael R. Nill ▪ Executive Vice President and Chief Engineering Officer

Jeffrey A. Townsend ▪ Executive Vice President and Chief of Staff

Michael G. Valentine ▪ Executive Vice President and Chief Operating Officer

Paul N. Gorup ▪ Senior Vice President and Chief of Innovation

Thomas P. Herzog ▪ Senior Vice President, IT and Medical Device Technologies

Julia M. Wilson ▪ Senior Vice President and Chief People Officer

Bill D. Wing ▪ Senior Vice President, RevWorks

Cerner Executive Management

Ed L. Enyeart ▪ Senior Vice President, Finance

Richard J. Flanigan ▪ Senior Vice President, Employer Services and Research

William E. Graff ▪ Senior Vice President, CernerWorks Infrastructure

John B. Landis ▪ Senior Vice President, Client Operations

Farrell L. Sanders ▪ Senior Vice President, Cerner ITWorks

Kent C. Scheuler ▪ Senior Vice President, Managed Services

David W. Sides ▪ Senior Vice President, Worldwide Consulting

Randy D. Sims ▪ Senior Vice President, Chief Legal Officer and Secretary

Shellee K. Spring ▪ Senior Vice President, PowerWorks

Joanne M. Burns ▪ Vice President, Cerner Corporation and CIO, Tiger Institute

Robert J. Campbell ▪ Vice President and Chief Learning Officer

Kimberly K. Hlobik ▪ Vice President, Lighthouse

Gay M. Johannes ▪ Vice President and Chief Quality Officer

Eva L. Karp ▪ Vice President and General Manager, EMR Business Unit

Allan O. Kells ▪ Vice President, Investor Relations

Catherine E. Mueller ▪ Vice President, Client Experience

J. Randall Nelson ▪ Vice President, Life Sciences

Matthew J. Swindells ▪ Managing Director and Vice President, Global Consulting

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Client Organization

Zane M. Burke ▪ Senior Vice President, Client Development

Michael C. Neal ▪ Senior Vice President, Cerner Corporation and President, Pacific

John T. Peterzalek ▪ Senior Vice President, Cerner Corporation and President, Atlantic

Alan C. Fowles ▪ Vice President and General Manager, UK and Ireland

Marcos Garcia ▪ Vice President and General Manager, Spain

Scott A. Schmidt ▪ Vice President and General Manager, Australia and Asia Pacific

Robert J. Shave ▪ Vice President, Cerner Corporation and President, Cerner Canada

Bruno N. Slosse ▪ Vice President and General Manager, EMEA

Greg G. White ▪ Vice President and General Manager, Middle East

Talbot G. Young ▪ Vice President and General Manager, Latin America

Holger Cordes ▪ General Manager, Germany

Amanda J. Green ▪ Managing Director, Ireland

Intellectual Property Organization

Douglas S. McNair, M.D. & Ph.D. ▪ Senior Vice President, Knowledge and Discovery

Ryan R. Hamilton ▪ Vice President, Intellectual Property Development

J. Bryan Ince ▪ Vice President, Australia IP Strategy

David P. McCallie, Jr., M.D. ▪ Vice President, Medical Informatics

Rama Nadimpalli ▪ Vice President and General Manager, Cerner India

Owen L. Straub ▪ Vice President, Millennium Development

Cerner's Long-Term Performance

2010 represents the start of Cerner's fourth decade. The table below offers a view of our growth over the past 10 years and since our initial public offering in 1986. While every quarter and year is important—and we are the first to scrutinize their passing—there are a number of insights that come only from reviewing longer intervals. Before we review 2010, we invite you to study Cerner's long-term performance.

					Compound Annual Growth Rates	
		1986	2000	2010	Previous Decade 2000-2010	Since Going Public 1986-2010
Top Line	Bookings Revenue	$18	$399	$1,995	17%	22%
	Revenue	$17	$415	$1,850	16%	21%
	Domestic Revenue	$17	$389	$1,562	15%	21%
	Global Revenue	$0.2	$26	$288	27%	35%
	Revenue Backlog	$11	$624	$4,940	23%	29%
Bottom Line	Operating Earnings[1]	$3	$34	$384	28%	23%
	Operating Margin[1]	14.8%	8.1%	20.8%		
	Net Earnings[1]	$2	$20	$253	29%	22%
	Earnings Per Share[1]	$0.05	$0.29	$2.96	26%	19%
Balance Sheet	Total Assets	$26	$616	$2,423	15%	21%
	Cash and Investments	$8	$91	$836	25%	22%
	Days Sales Outstanding	161	142	87	-5%	-3%
	Total Debt	$1	$102	$93	-1%	20%
	Equity	$16	$344	$1,905	19%	22%
Cash Flow	Operating Cash Flow	$1	$53	$456	24%	31%
	Free Cash Flow (FCF)[1]	-$1	$6	$273	46%	NM
Investment in Growth	Capital Expenditures	$1	$16	$102	20%	20%
	R&D Spending	$2	$91	$285	12%	24%
	Associate Headcount	149	3,042	8,242	10%	18%
Market Performance	Cerner Stock Price	$0.97	$23.13	$94.74	15%	21%
	Market Capitalization	$45	$1,647	$8,133	17%	24%
	Nasdaq Composite Index	349	2,471	2,653	1%	9%
	S&P 500 Index	242	1,320	1,258	0%	7%

Notes

Dollars are in millions except Earnings Per Share and stock prices.

Free Cash Flow represents Operating Cash Flow less Capital Expenditures and Capitalized Software.

NM=Not Meaningful, because free cash flow was negative in 1986.

As I did last year, I will offer some observations from our numerical history: First, if you grow a company consistently over a long period of time, people eventually start viewing it as big. (Cerner was added to the S&P 500 index in April 2010.) Second, if you use vision to guide the company's development, you have a better chance of growing over a long period of time. Third, it never hurts to be in the right place at the right time, which increases your odds for success and raises your IQ in the minds of others.

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1 Operating margin, net earnings, earnings per share, and free cash flow reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our 2010 Form 10-K. Non-GAAP results should not be substituted as a measure of our performance but instead should be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis, and for management compensation purposes. Please see the appendix to this letter for a reconciliation of these items to GAAP results.

A Letter to our Shareholders, Clients and Associates:

2010 was a very solid year for Cerner and an auspicious start to a new decade. In this letter, I aim to show you the ways your company is competing in the present while also getting ready for the future. I will share highlights from our year and observations about the complex state of the broader healthcare environment. I will talk about our current markets and the ones we see coming. By the end of the letter, I hope you will be well equipped to understand how present initiatives and investments fit our long-term strategic vision. And before I close, I want to share some very personal goals that I have for Cerner.

2010 Highlights

Economic experts say the recession ended in 2009, and yet almost every government in the world, be it state or federal, is left with the daunting imperative of balancing its budget, the largest portion of which is typically healthcare of some sort. Despite a cautious and slow recovery, the specific intersection of healthcare and information technology benefitted from a climate of increasing confidence in the economic and societal value of electronic medical records (EMRs). In an overall improved economic environment, we delivered strong financial results, with good revenue growth, strong margin expansion and earnings growth, and very strong cash flow. Below are highlights from 2010.

- New business bookings increased 9% to $2.0 billion.
- Revenue backlog increased 17% to $4.9 billion.
- Revenue grew 11% to $1.9B, with domestic revenue increasing 12% and non-U.S. revenue increasing 5%.
- Operating margin[1] increased 230 basis points to 20.8%, exceeding our long-term goal of 20%, which was established in 2003 when our operating margin was 9%.
- Net earnings[1] increased 24% to $253 million.
- Cash flow from operations grew 31% to $456 million. Free cash flow[1], defined as operating cash flow less capital expenditures and capitalized software, increased 97% to $273 million.
- Cerner's stock price increased 15% in 2010, from $82.44 to $94.74. The NASDAQ Composite Index increased 17% and S&P 500 increased 13%. As reflected in the table on the prior page, the 15% compound annual growth rate of Cerner's stock price over the past decade is very strong compared to the NASDAQ and S&P 500, which grew at 1% and 0% compound annual growth rates during the same period.

For many years, we have shared an up-to-date analysis of our overall business model in this letter, documenting various performance measurements at a much more detailed and meaningful level. We have been told this is an uncommon display of transparency for a public company. From our point of view, we have always felt like we build a better relationship with investors who understand our business model. For that analysis, refer to the appendix immediately following this letter.

When a Plan Comes Together

As highlighted above, 2010 was a good year, bettering Cerner's position for the future. As you might expect, there is a narrative behind the numbers.

Each year in this letter, I tell the Cerner story, or at least part of it. If you have been reading these letters for a long time, you should notice some consistency among key elements of our story. The long-term trend driving Cerner's business is a steady progress in automating complex healthcare delivery processes. For multiple decades, we have been digitizing the content of one of the largest sectors of our economy[2] and the institutions that deliver our healthcare. It is a very large, complex undertaking. Thirty-one years ago, had we known exactly how hard, how long and how costly it would be, we might have chosen a different industry. I am thankful today for how youth and ignorance can sometimes prevail over conventional wisdom.

---

2 The latest figures show that healthcare was 17.6% of the United States GDP in 2009.

Cerner's core clients during this time have been organizations that provide some aspect of clinical medicine. Long ago, when most information systems were financial and administrative in nature, we embraced clinical systems. Our entry path was in the departments of the care processes—laboratory, radiology and pharmacy—and working to make these departments higher quality and more efficient. But it became clear that the value of clinical data from any one of these single-encounter organizational silos would be magnified considerably if it could be put in relationship with data from the others. We soon developed a person-centric data model, paving the way for a lifetime medical record.

Throughout the 1980s, 1990s and 2000s, our clients embraced the new flow of information. Some went paperless, eliminating a major source of medical errors. Some used our *Discern*® decision support technology to develop sophisticated electronic alerts capable of catching mistakes before they could be made. We have never stopped learning from our clients, the largest of whom are vast health systems that provide many facets of care, from primary care to the most advanced multiple organ transplants. For the better part of three decades, Cerner and our clients have been at the forefront of making healthcare smarter, safer, more efficient and more reliable. But at the macro level, we saw a so-called healthcare system that did not operate as a system, and we spoke out about the systemic issues that give rise to error, variance, waste, delay and friction. With a bias for action, we have consistently worked to develop solutions that improve how healthcare works.

About 10 years ago, we began to see federal governments worldwide taking an interest in stimulating the adoption of information technology in care delivery. In the United States, lawmakers in both political parties began to agree about the importance of digitizing health information. Recently, the U.S. government took significant legislative steps to incent widespread adoption of electronic health records. This came in the form of the HITECH[3] funding provision of the American Recovery and Reinvestment Act of 2009 (ARRA).

While many of Cerner's clients were already highly advanced in their use of technology, the legislation provides incentives and penalties that are expected to quickly move almost every hospital and doctor's office down the same path as those who have embraced technology all along.

Thus, in 2010, Cerner benefited from increased purchasing in the U.S. related to the legislation, which requires healthcare providers to demonstrate "meaningful use" of a certified electronic health record. The detailed definition of meaningful use is being rolled out in three stages over a period of time until 2015, laying out progressively rigorous adoption and utilization targets. We anticipate that, by the latter half of this decade, nearly all healthcare providers in the U.S. will have adopted a fairly sophisticated electronic health record.

There Are Always Bends and Bumps in the Road

The market reality described in the previous section is certainly good for the healthcare information technology (HCIT) industry, at least in the short term. But it is also a complex reality. We believe that, in fewer than five years, the era of buying first-generation EMRs will be over, or nearly so. In our industry, there are several reasons why some EMR buying can and will continue for decades, but it is always a mistake to forecast with a ruler. Throughout our history, there have

3 HITECH is an acronym for Health Information Technology for Economic and Clinical Health.

1979

Neal Patterson, Paul Gorup, and Cliff Illig leave Arthur Andersen & Co. to form their own company

1982

PathNet® is installed in the lab at St. John Medical Center in Tulsa, Oklahoma

1984

Cerner secures $1.5 million venture capital funding from First Chicago Capital Corporation

1986

Cerner goes public on NASDAQ (CERN)

$17 million of revenue

149 associates

been a number of bends in the road. Navigating those bends requires vision. Our internal definition of vision is the ability to look ahead and describe a compelling future state. In my professional experience, vision is the thing you as a leader use to give your organization the courage and motivation to invest in new ideas *years before they produce economic returns*. Because of vision, our company has a culture of routinely making long-term investments that many others fail to make. With vision, you help define what lies beyond the next bend.

All throughout the journey, your competition is always trying to bump you off the road you are on. At every stage in Cerner's 31-year history, the view from the competitive field has appeared to be roughly the same. There has always been one strong competitor showing up consistently in the face-off situations, and our current state is no exception. When we back away and look at the same race over three decades, however, the view looks very different. A new truth emerges. *It hasn't been the same competitor.* In each era, it has been a different company. Not only have most of our one-time rivals fallen behind, many don't even exist as companies today. The outcome is never certain, but we believe the road ahead, ultimately, has some sharp bends; if you miss just one, you are history.

The key to staying in the race is having a vision for the future ... even while you're competing in the present. In the rest of this letter, we aim to highlight some ways Cerner has been doing both.

When Things Become Digital, Things Change

One need look no further than what has happened to communications, music, books or photography in the past 10 to 15 years to understand that when the content of an industry goes digital, things change. Since 2005, we have publicly shared our belief that the EMR is only the beginning, a digital infrastructure that will enable a number of second-order effects. For years we have done the hard work of creating, improving and hardening that infrastructure. Inside Cerner, we are actually excited to see the era beyond the core EMR. We view our work over the past 30 years as analogous to building the foundations and laying the electrical grid for a great city that hasn't been built. Reaching the place where we can actually start to build on top of that foundation is inspiring for us and our clients. Things are starting to get *fun*. I want to share some ways Cerner has seized opportunities to create those effects.

CareAware: *A New Era of Device and Workflow Awareness*

Back in 2005, I said that one of the second-order effects of a digitized health system is that every *thing* would need to be redesigned; a new generation of aware medical devices would need to be built, capable of tapping directly into the EMR as the source of truth. By 2006, we had introduced a new global device architecture to focus on creating safer healthcare environments by connecting all things digital in the clients' workplace—devices, room lighting, entertainment systems and all EMRs—not just Cerner's but our competitors' as well. And in some instances, this would mean replacing medical devices and workflows. We called this new architecture *CareAware*®. Our goal was to use our detailed knowledge of the information available in the EMR to create the best possible contextual awareness for doctors, nurses and pharmacists as they make decisions. We worked collaboratively with many of the manufacturers of medical devices and other information systems to create a standards-based *CareAware iBus*™, a deceptively simple-looking piece of equipment that acts much like a USB port for healthcare, enabling plug-and-play connectivity between devices and the EMR. We also developed the *CareAware iAware*™ dashboard to provide rapid situational awareness of the patient's condition using information from the EMR.

1987

Cerner listed as one of *Inc.* magazine's 100 fastest-growing companies

1990

Revenues surpass $50 million

1992

2 for 1 stock split (May 12)

Cerner Vision Center opens

Revenues surpass $100 million

1993

2 for 1 stock split (March 1)

To illustrate the depth of functionality we have attained in just a few short years, consider our award-winning *CareAware Infusion Management*™ technology, which gathers data from multiple devices *and* the EMR into a single location. This technology makes it possible for the first time in healthcare to automate one of the most clinically arduous and error-prone processes in the nursing workflow—infusion documentation and pump management. The CIO of WellSpan Health in Gettysburg and York, Pennsylvania, our alpha development partner for this solution, actually left a voicemail for me one July day shortly after go-live to report the word-for-word feedback of elated WellSpan nurses:

> "I feel like a kid on Christmas morning!"
>
> "We have been waiting for something like this."
>
> "This is a little piece of heaven!"
>
> "It does everything but start the IV."
>
> "Now all I have to do is take care of my patient."

Nurses using the solution have consistently reported that their patients are safer, *and* the nurses have more time to focus on their care.

Today we are taking the need for situational and contextual awareness to a new level by creating entire work environments for healthcare called *Smart Rooms*. In 2007, a dedicated group of Cerner associates began to rethink the patient and caregiver experience, envisioning how device connectivity, innovative technologies and workflow solutions might dramatically change the experience. *Smart Rooms* are the result of that direction. A *Smart Room* is a care space optimized for the patient and caregiver experience through connected technologies that utilize real-time health data and event logic. In April 2010, Fisher-Titus Medical Center and Magruder Hospital went live with the first all-digital hospital *Smart Room* installations. Outside a *Smart Room*, you might find a RoomLink message board that senses the identity of the caregiver entering the room, while inside an interactive display introduces the new caregiver to the patient. Nearby, a flat-panel *CareAware iAware* monitor also senses the caregiver's identity and pulls up a concise view of the most relevant data from the patient's EMR.

Cerner *Smart Room* technology is used in more than 500 facilities—enabling real-time clinical data from devices, such as telemetry and vital sign monitors, IV smart pumps and hospital beds, to flow directly into a patient's EMR without delay or error. *Smart Rooms* create such a streamlined experience for caregiver and patients that the technology disappears into the surroundings and what remains is world-class care.

The Works: A New Era of Services

Another second-order effect of the digitized health system is that our traditional clients now see information technology (IT) as a core business strategy. They *get* that IT is an ongoing, significant, value-returning fixture of the 21st century health system. Having more trust and acceptance of IT, and looking to Cerner as a strategic partner, they are more willing to invest in services that extend the value of their infrastructure investment.

Over the past couple of years, we have invested in defining additional services that leverage the value of our clinical systems architecture. Increasingly, we are providing more embedded services to our clients, improving functions they

1994	1995	1999	2000
1,000 associates	2 for 1 stock split (August 7)	*HNA Millennium*® Phase 1 is completed Cerner makes *Fortune* list of "Best 100 Companies to Work For"	3,000 associates

already need for their daily operations. We call this family of services "Works". We started in the first part of last decade with our *CernerWorks*™ services, hosting the client's systems in our datacenters. In the last two years, we have moved into providing embedded services with our Cerner *ITWorks*™ services, where we assume responsibility for the client's internal IT functions, leveraging our own IT skills and scale; we have also started Cerner *RevWorks*™, where we assume responsibility for the client's internal revenue processes, leveraging our scale and technologies; and QualityWorks, where we assume responsibility for quality reporting and monitoring while also helping improve their clinical processes through our *Millennium Lighthouse*® solutions and services. We believe these new services give us significant growth opportunities through this decade in our existing client base and in new footprints.

In Sickness and in Health

When the core is digitized, a new level of consumer health awareness is possible. We believe that, as much as people appreciate having a system they can rely on when they're sick, they would much *rather* be healthy. Cerner wants to be at the center of the healthy revolution.

Virtually every clinician knows and believes the old adage, "An ounce of prevention is worth a pound of cure." And yet, to students of the healthcare system, it seems as though very few actors in the system have been able to step off the conveyor belt that financially rewards providers for treating sick people rather than focusing on keeping the same people well. At Cerner, we have watched the whole situation play out over multiple decades, and we believe there is a more complete thought in focusing on both *health* and *care*. In doing so over time, the business of health may eventually become a bigger business than the business of care. Certainly the lines will blur a great deal.

We said it in last year's letter: Cerner aims to be a significant health company.

Cerner started the last decade trying to crack the code on making good health pay. To do this, we had to identify the constituents in society who really pay for sickness. Clearly, one major group was *us* and other self-insured companies just like us. We all own much of the financial risk, and we foot much of the healthcare bill for our associates and their families. Historically, there was very little we and other companies were doing to manage this risk. We were our own perfect laboratory, the alpha client, and so the work began. In the past several years, we have made changes to our health plan, fired our third party administrator (we prefer to think of it as eliminating our first insurance company), launched an on-site new age clinic and pharmacy, incorporated biometric measurements for our population, realigned the economic incentives for associates in our health plan price tags and rolled out a data-based wellness management program that provides personalized health profiles for our associates. We have also revamped our on-campus cafeterias to include healthier meals and encouraged fresh thinking about work environments, incorporating options such as standing workstations. In March 2011, we were pleased when the *Kansas City Business Journal* awarded Cerner first place among companies with 3,500 employees or more in its recognition of "Kansas City's Healthiest Employers."

This past fall, members of Cerner's Executive Cabinet engaged our fellow associates in a competition around weight loss, offering a deluxe vacation to the winning team and their family members. The competition isn't over yet, but this March 16 associate tweet pretty much sums up the results we have seen:

Holy moly...KC @cerner associates have lost 7 tons (~2.5%) of weight since October

We now give a great deal of thought to the health of our associates and how to engage everyone in healthy lifestyles.

2001	2002	2003	2004
Revenues surpass $500 million	4,000 associates	Cerner and Atos Origin awarded U.K. National Health Services Choose and Book contract	Cerner celebrates 25th anniversary Cerner ranks third among software companies in *The Wall Street Journal's* Top 50 Returns over a five-year period 5,000 associates

Our health-focused initiatives serve at least four important purposes: They're good for our associates; they save us money; they supply us with knowledge about a promising new market for us, Employer Services; and they give us insights we can parlay into solutions for our traditional clients, who under health reform legislation in the U.S. may soon receive increased Medicare and Medicaid payments for healthier outcomes by way of the Accountable Care Organization payment model.

The Cerner of today is known for *care*; we expect the Cerner of five or 10 years from now will be recognized for *health* as much as *care*. As I mentioned, we can see a plausible scenario where health actually becomes the bigger portion of our growth.

We are also pursuing an additional strategy, one of innovating a *New Middle*™ in healthcare. We discuss this strategy more in the next section of this letter. It is difficult to say how much more opportunity this could create, but if successful, it could be orders of magnitude greater. We believe a *New Middle* would also magnify the value of our core business, creating a much larger Cerner in coming decades.

I have a bit of uneasiness about suggesting such positive views of Cerner. No one knows the future. There will certainly be challenges in the years and decades ahead. But I do believe these are all very possible results, and describing them fits my definition of the CEO's job.

Looking Toward the Cloud

One of the biggest buzzwords in business today is the "cloud." The cloud is a metaphor for the Internet, a convenient abstraction of the complexity of the world's largest network. Of all the second-order effects made possible by the all-digital health system, none has more potential power than a worldwide network of digital health data. Advances in Internet computing have made it possible to create a new-breed scalable and reliable architecture layer above any one single enterprise—in the cloud.

Each of our clients is an enterprise. Cerner's story in our first three decades is one of improvement *within the enterprise*. Some of these enterprises are very large—think large multi-hospital health systems with affiliated physician groups—and yet they are closed off from other enterprises. Improvement within the enterprise is extremely important and worthwhile. It has, for three decades, driven everything inside Cerner while improving care for a large number of people. However, there are some significant issues in healthcare that can only be addressed *above the enterprise*.

Even the largest health system will not have the scale and scope to provide any one population all of its healthcare needs. Just pay attention the next time you encounter a health enterprise. Chances are, the first thing you will be handed is a clipboard. Do you really think your caregivers would hand you that clipboard if they already had access to all of your medical information inside their own enterprise?

Instead, they have to assume that sometime in the past six months, you have visited a physician down the street, a drugstore nearby or a laboratory across the way, none of which are part of their enterprise. They have to assume that

2005

Revenues surpass $1 billion

Cerner signs contract with Fujitsu for southern region of NHS Connecting for Health program in England

Nearly 7,000 associates

2006

2 for 1 stock split (Jan. 10)

Introduced *CareAware*® device architecture and line of devices

Cerner signs contract with BT for London region of NHS program

First *Cerner Millennium*® site in France

Delivered *Cerner Millennium* 2007 software release, containing more new features than any prior release and setting a new quality standard

Opened Cerner Healthe Clinic at World Headquarters

2007

Revenues surpass $1.5 billion

Shipped first production units of *RxStation*® medication dispensing devices; 25 clients purchase *CareAware iBus*™ device connectivity

Delivered new *Cerner ProVision*® *PACS* Workstation

Opened new Data Center at World Headquarters

Signed first clients in Spain and Egypt; opened office in Dublin, Ireland

Acquired Etreby Computer Company (retail pharmacy solutions) you may have moved once, twice or more in your lifetime, that you visited a different doctor for a year when your spouse changed health insurance, and that, on your last ski trip, you were seen at an out-of-town emergency room. Moreover, they have to believe that your parents' health conditions, treated decades ago at another enterprise, might also be relevant to what is happening to you today. In short, they have to quickly place your specific complaint today within a broader context of your past and present health, the health of your parents and siblings, and in some cases, health issues within your community.

Almost every time you visit a healthcare enterprise, you will get the attention of a small team of very talented, highly trained and hardworking doctors, nurses and staff, who will use their training and experience for your benefit. Their challenge is to quickly put content into context. This is a prerequisite before they start making decisions about your health. It goes far beyond situational awareness required in the ICU. Many times, thankfully, the memory-based inventory works, whether it is within the warm confines of a physician office or the hectic environment of an emergency department. But what about the times when it doesn't? Sadly, the lack of a reliable source of knowledge above the enterprise level is a major cause of unnecessary error, variance, waste, delay and friction in healthcare ... and suffering.

There are errors we as a society know how to count, for example, the ones listed in the Institute of Medicine's 1999 landmark report, To Err is Human. *There are also errors we haven't yet learned to count because our society accepts information failure as inevitable. The personal story I'm about to tell involves mostly the latter kind.*

In the case of my sister-in-law, Linda, a 52-year-old first grade teacher in rural America, the current system didn't work. One Friday afternoon, she presented to her rural doctor with flu-like symptoms. By Sunday night, she was dead of septic shock, an infection that enters the bloodstream and attacks your vital organs. In sepsis, your body gives off clear signals of the disease, but once it starts, there are just six golden hours to treat it before organ failure begins. As Linda moved from primary care on to the critical access rural hospital to the big-city emergency department and finally to the ICU, pieces of information were produced by the care team that could have saved her life. But Linda's treatment between Friday and Sunday night was full of imperfect handoffs between different enterprises, and the information that could have saved Linda's life never came together.

Unfortunately, Linda's story is hardly uncommon, and hardly limited to sepsis. Information failure can occur over the course of six hours, as it did with Linda, or it can occur just as easily over the course of six years. Connecting and making sense of *all* of our lifetime health and medical information regardless of enterprise, and making it actionable, has become one of Cerner's biggest long-term ambitions. It is *the* key function of the initiative we call the *New Middle* for healthcare.

In October of last year, I made our clients an offer. We committed that, as soon as possible, we would activate for each client our cloud-based platform and make both it and its first "agent," the *St. John Sepsis Rescue* agent, available at no subscription cost. In addition, Cerner would begin indexing their EMRs in the cloud (a private, secure version), and we would give them the ability to conduct a Chart Search of their own EMR, again at no cost.

2008

- Free Cash Flow surpasses $100 million
- Smart Semi, a mobile hospital room of the future, introduced and made 93 stops, hosting nearly 9,000 client attendees
- Signed first agreement for the Smart Room
- Expanded footprint in Middle East with signing of Ministry of Health in United Arab Emirates
- Signed first hosted client in France
- Signed first client in Latin America

2009

- Cerner Celebrates 30th Anniversary
- American Recovery & Reinvestment Act becomes law and includes $35 billion in incentives for the adoption of healthcare IT
- First two Cerner *ITWorks*℠ contracts signed
- University of Missouri and Cerner create Tiger Institute for Health Innovation
- Announced acquisition of IMC Health Care
- Cerner clients connect with HHS and CDC to fight spread of influenza
- Introduced *uCern*™ and *uDevelop*™ platforms and opened *uCern* Store
- Cerner added to NASDAQ 100 Index

2010

- Announced new mission statement, "To contribute to the systemic improvement of healthcare delivery and the health of communities"
- Introduced *Healthe Intent*™ cloud-based platform
- Patient Protection and Affordable Care Act becomes law in an effort to reform how healthcare is delivered in the U.S.
- Announced agreement with CareFusion to better integrate medical devices and electronic health records
- Fisher-Titus Medical Center and Magruder Hospital partner with Cerner to become first all-digital, smart hospitals in the U.S.
- First two Cerner *RevWorks*℠ contracts signed
- Cerner honored as one of the best employers for healthy lifestyles by The National Business Group on Health
- Neal Patterson recognized by *Forbes* as one of "America's Best-Performing Bosses" for providing shareholders with the "biggest bang for the buck"
- Cerner added to S&P 500 index
- 8,000 associates



Sepsis Rescue Agent—Screening Algorithm
Existing Patient in Acute Care Setting
Temp: >38C, <36C
HR: >95
RR: >21
Plasma Glucose >120
WBC: >12k, <4k, or >10% Bands
Diagnosis of Diabetes?
Yes
Exclude from SIRS Criteria
Yes
Colony stimulating factors within last 60 days?
Continue Monitoring
No
2/5 SIRS Criteria Met?
Yes
Look back 48 hours for organ dysfunction
Lactate >2.0 mmol/L
SBP <90 or MAP <65mmHg
Creatinine >2.0 gm/dl
SBP decrease >40mmHg from previous reading
Platelet count <100,000
Mental Status Change
Bilirubin >2.0mg/dl
PaO2/FIO2 ratio <300
aPTT >60 seconds
Heparin order within last 24 hrs?
Yes
No
Exclude PTT from organ dysfunction criteria
Diagnosis of ESRD?
No
Patient taking recombinant human erythropoietin
Yes
Continue Monitoring
No
Yes
Creatinine the only elevated lab?
No
Fire Sepsis Alert / Send Notifications
Yes
At least 1 sign of organ dysfunction + 2/5 SIRS
No
SIRS Alert-Suggests labs/cultures not found on database to clinician
Alert / Send Notifications
Discern Notify-RN
Discern Notify-RN Physician RRT-Pager
DTA's Used for SIRS Criteria:
Temperature
Heart Rate
Respiratory Rate
Glucose Lvl
Blood Glucose, Capillary
WBC
Band Man
DTA's Used for Organ Dysfunction:
Lactic Acid Lvl
Systolic Blood Pressure
Mean Arterial Pressure
Creatinine Level
Bili Total
Platelet Count
Neurological Symptoms
Level of Consciousness
Hallucinations Present
Affect/Behavior
Glasgow Coma Score
Pediatric Coma Score
PTT
PaO2/FiO2 ratio
Labs to be suggested to clinician if not found on database within timeframe:
Lactic Acid Lvl
Creatinine Level
Bili Total
Platelet Count
PTT
Blood Cultures
UA

Sepsis Rescue, a method of detecting potential cases of sepsis and alerting caregivers, originated inside the enterprise. Methodist Le Bonheur Healthcare in Memphis, Tenn., was the first organization that worked with Cerner to pioneer this innovation through the development of algorithms. Since then, a handful of other client enterprises have implemented variations of technology-based sepsis rescue, to great success. The clients who have adopted this solution are truly rescuing people from sepsis. The stories they tell are chilling and heartwarming at the same time—stories of patients being called back after discharge because the system alerted to the possibility of sepsis, of crash teams arriving on the scene before the ER physicians were aware they were needed and, most significantly, of lives being saved. One early adopter, WellSpan Health, shares that their implementation of *Sepsis Rescue* has reduced mortality from severe sepsis and septic shock inside their organization from 33 percent to a single-digit percentage.

Our plan is to take the same lifesaving technology that works inside the most sophisticated healthcare enterprises in the U.S. and make it work outside the confines of a single enterprise, in the *New Middle*. We are naming the cloud-based technology the *St. John Sepsis Rescue* agent in honor of our very first client, St. John Health System in Tulsa, Okla., whose leaders took a chance by selecting our little startup in 1981 over two much larger and more established competitors. St. John was the first, but not the last, of many clients that made it possible to truly pursue a vision together. Our intent is that the *St. John Sepsis Rescue* agent will likewise be the first, but not the last, of many new life-saving agents that will run out of the *New Middle*.

In the long term, our plan is that these agents themselves will not be the last examples of what we can accomplish with the *New Middle*. Value-based payment models, health maintenance beyond the EMR and large-scale coordination of providers and consumers are also part of our vision.

Thank you for your attention through what has been a long letter. I don't want to wrap up without giving you a couple of additional updates. One is about the Cerner leadership team, the other is a more personal update.

The Cerner Team

Inside Cerner, there is also a good story. This is in large part due to a strong, experienced team with more than 8,000 associates executing well across a spectrum of client-oriented, technological, operational and administrative aspects of our organization. Our scale is becoming a major strength.

Cerner's senior leaders are working as a highly interrelated team on the vision for Cerner 2020. Each of us has a clearly defined job and set of responsibilities, but we are working together on realizing a shared vision for big Cerner.

2010 was a good year. Does that mean we are hitting on *all* cylinders? Probably not, but this may be as close as we have ever been. Our leaders are not only improving the productivity, performance and quality of the things they manage, but they are also innovating new solutions to complex problems and working in partnership with clients to lower their total cost of care. We believe in setting goals that make us stretch for continuous improvement, driving our core business while innovating new businesses and opportunity at our boundaries.

I sometimes kid the executive team that their respective IQs seem to rise along with the stock price. However, we know both sides of the stock price/IQ effect, and know that many times it is helped by independent factors outside of our direct control. Its fluctuations have little effect on our decisions. I suggest to the team to let our parents enjoy the illusion that we are somehow smarter for a good stock price, as long as we know the truth. The truth is that we are standing on the shoulders of three decades of prior efforts, with the very good fortune of being at the right place at the right time, and with an impatience for how little we have actually accomplished.

Over the decades, I have been a part of a number of leadership teams at Cerner. I am confident that this is one of the very best leadership teams that we could have at this phase of our journey. At the end, even though we are all major contributors, we know we are part of something that took decades to create and is larger than any one of us.

Neal's List

Throughout my career, I have made lists. Knock one thing off, and another comes along to take its place. In closing, I want to share with you a very personal list, Neal's list. It's not "the" list at Cerner—we carefully set top-down goals and objectives, and each Cerner executive develops his or her version of bottom-up goals and objectives. This is something different, and I will tell you why.

This is the start of my fourth decade at Cerner. This is the first decade that I will not finish—at least not in the role of CEO. Unfortunately, there is a direct correlation between years of experience and chronological age. Often when I share Cerner's age (31 years), I make the offsetting remark that Paul, Cliff and I were all in our 20s when we started Cerner. In my case, I was 29. If you add thirty-something to any age, the numbers start getting large. I don't intend to end this decade as Cerner's 70-year-old CEO ... which is frustrating because this is going to be the most exciting decade yet.

At some point during this decade, the core content of healthcare delivery will all be digitized. The second- and third-order effects of this reality should be mind-boggling. This has been the case in nearly every other industry, and healthcare will be no different. Cerner will be one of the major innovators throughout. We have a chance to change the concept of medicine and the paradigm of practice toward engaging first with health.

It's exciting stuff. At this point in my journey, however, I must content myself with making a final inventory of unfinished business I want to see accomplished. Most of it is printed below, with a couple of exceptions. We are all entitled to a few secrets.

First, a little disclaimer. If you think that this list is personal, it is. Some of it relates to people I know and love. In the list below, I use only one real name, that of my sister-in-law Linda. Elsewhere, when I say *the person*, I mean *a specific person*. When I say *anyone*, I mean *someone in particular*. In my experience, all Cerner associates end up thinking this way. At the end, healthcare becomes personal for all of us. Here's the list:

1. Fix *the person's* personal health record. The fragmentation of information is everywhere, even after decades of investments in EMRs. Today there are some positive actions by governments around the world to deal with the issue they call "interoperability." There is progress, but it is too little and too slow. The *New Middle* must be equipped to support a real personal health record. Every part of the fragmented provider system

must be required to publish to our personal records. There must be a trusted agent to receive and manage all of the information in a secure, safe, reliable location, under the control of *the person*. Just ask *anyone* managing a serious illness where their personal health record is and you will get an emotional description of the vapor trail of records they have left through the healthcare "system." A personal health record will not cure disease, but it will make navigating the system of care more efficient, safe and comforting for *the person* with the condition.

2. Save Linda's life. Make it systematic that preventable events that harm people are exposed to the appropriate caregivers and eliminated. This will not bring back Linda, but it may prevent the next 50-year-old schoolteacher from rural America from dying unnecessarily from the uniformed, sometimes inadequate, sloppy, delay-ridden thing we call a healthcare system. Make the *Sepsis Rescue* agent real from the *New Middle*, changing the mortality rate across the continuum of care. All I ask is that we implement the *St. John Sepsis Rescue* agent as our first preventable condition running in ALL our clients worldwide. After that, I will trust the sanity of the crowd to add the next 400 conditions, then the next.

3. Engage us in our health. Make the big contextual shift—from reactive (symptomatic-base) care to proactive (predictive-based) management of health. The transparency created by a digitized health system this decade will support the creation and maintenance of a dynamic, personalized health plan that puts individual health goals, including diet and exercise, into context along with current and likely future health problems (from already present and now accessible information such as longitudinal biomarkers, family history, genetic information, community epidemiology, etc.). We must crack the code on how to create interactive, meaningful engagement with *the person* (consumer) around the personalized health plan. If Apple, Google and Amazon can use algorithms to motivate us to buy books, music and "stuff," Cerner can use available information about each member of a health plan to promote self-engagement in healthy lifestyles and decisions.

I have another one that probably does not fit on this list because it is not all within Cerner's control.

4. With all of the focus on health reform, the public narrative makes it clear that the future healthcare system will require tough choices about what is deemed affordable. I have seen the power of personalized medicine. For our children's sake, we must enable genetic science to be integrated into clinical practice. This will require both bottom-up and top-down solutions. Bottom up, we must enable genetic information and insights to be incorporated into everyday workflows. Top down, we need a healthcare system that can afford to embrace new, expensive, life-preserving analyses and technologies. At current course and speed, this will be the first powerful new knowledge that society will not be able to benefit from—not because it isn't possible but, because, for the first time, it will be too expensive. As a generation, we cannot let this happen.

Now you know my list. Just don't call it a bucket list, please—that one actually contains much bigger thoughts. As I mentioned, mine isn't the only list at Cerner. On an almost daily basis, I am impressed and inspired by our associates' and clients' goals. Success isn't guaranteed for any of us, but I know it will be an exciting decade.

Close

As you can tell, it is not hard to find things in the Cerner story to share and discuss. What is difficult is knowing when to stop. We look forward to the future. To our shareholders, clients and associates, we thank you for investing in what is hopefully a shared and personal vision for all of us. Healthcare is too important to stay the same.

NEAL L. PATTERSON
FOUNDER
Chairman, Chief Executive Officer
& President

CLIFFORD W. ILLIG
FOUNDER
Vice Chairman

PAUL N. GORUP
FOUNDER
Senior Vice President
& Chief of Innovation

JEFFREY A. TOWNSEND
Executive Vice President
& Chief of Staff

MICHAEL R. NILL
Executive Vice President
& Chief Engineering Officer

MICHAEL G. VALENTINE
Executive Vice President
& Chief Operating Officer

MARC G. NAUGHTON
Executive Vice President
& Chief Financial Officer

JULIA M. WILSON
Senior Vice President
& Chief People Officer

Appendix: Cerner's Business Model and Financial Assessment

Introduction

This appendix is our annual discussion of our business model and financial performance. Note that some of the results in this discussion reflect adjustments compared to results reported on a Generally Accepted-Accounting Principles (GAAP) basis in our Form 10-K. Non-GAAP results should not be substituted as a measure of our performance but instead may be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis and for management compensation purposes. Please see the end of this appendix for a reconciliation of non-GAAP items to GAAP results.

The Cerner Business Model

The core of our business model is the creation of intellectual property (IP) in the form of software and other types of digital content. Our software is bundled with other technologies and services to create complete clinical and business solutions for healthcare providers. In short, we build it, sell it, deliver it, run it and support it for healthcare provider organizations around the world ("it" in this context refers to the solutions Cerner creates for healthcare organizations). Below is a graphical representation of our business model showing a top-to-bottom flow of how we convert new business opportunities and our backlog into revenue and earnings.

At the top of our model is our **Sales Pipeline** of potential future business opportunities we have identified in the marketplace. Our sales pipeline has increased substantially over the past several years, reflecting a strong market for our solutions as U.S.-based providers focus on achieving the "meaningful use" criteria required in order to receive the incentives associated with the Health Information Technology for Economic and Clinical Health (HITECH) provisions within the American Recovery and Reinvestment Act of 2009 (ARRA).



Sales Pipeline
New Contract Bookings: $2.0 billion
Support Contracts
Contract Backlog: $4.3 billion
Support Backlog: $655 million
Total 2010 Revenue = $1,850M
System Sales
Services, Support & Maintenance
Licensed Software $268M
Technology $177M
Subscriptions/ Transactions $106M
Professional Services $455M
Managed Services $294M
Support & Maintenance $518M
Note: Total Revenue includes $32M of reimbursed travel revenue
x87%
x11%
x52%
x30%
x29%
x76%
$19M
$55M
$135M
$392M
Total 2010 Contribution Margin = $921M (50% of Revenue)
Contribution Margin %
Contribution Margin $
R & D 14% of revenue ($266M)
SG & A 15% of revenue ($271M)
($537M)
Operating Margin
+
D&A
=
EBITDA
Taxes ($134M)
Net Interest Exp./Other Income $3M
($131M)
Net Earnings
85M Shares
Earnings Per Share

During each quarter, we sign new contracts to deliver our solutions to clients. These contract signings are reported as **New Contract Bookings** and become part of our contract backlog. A typical new contract will impact our revenues in the current quarter and for the next several quarters, or even years, depending on how the licenses, technology, subscriptions/transactions, managed services and professional services are delivered. For longer term contracts, such as for our Remote Hosting, *ITWorks*SM, and *RevWorks*SM offerings, contract lengths are typically more than 5 years.

Almost all of our client contracts will also contain provisions for **Support Contracts** in which Cerner agrees to provide a broad set of services that support our clients' use of our solutions in demanding clinical settings. This support includes addressing technical issues related to our software and providing access to future releases of licensed software. We also provide support and maintenance agreements for third party software and hardware that we resell to our clients.

Continuing with our top-down business model flow, the value of the new contract bookings and support contracts rolls into our **Contract Backlog** and **Support Backlog**, respectively. Even though almost all of our systems are in service for decades, our reported support backlog only includes the expected value for one year of support revenue for all of our client support contracts. We report the value of these backlogs because we believe they are important to our shareholders' ability to interpret the overall health of our business. Our total backlog (signed contracts with unrecognized revenues and one year of support for all support contracts) ended 2010 at $4.9 billion and has grown at healthy compounded annual rates of 15%, 18% and 23% over the past 3, 5 and 10 years, respectively.

At the core of our business model are our various revenue streams and the contribution each stream makes toward the profitability of Cerner. The contribution is stated as the recognized revenue less the direct cost to produce that revenue. On our business model graphic, we have depicted six revenue categories that roll into the two revenue line items on our income statement. **Licensed Software**, **Technology** and **Subscriptions/Transactions** make up the **System Sales** line of our income statement, and **Professional Services**, **Managed Services**, and **Support & Maintenance** make up the **Services, Support & Maintenance** line. Here is a description of each revenue stream:

- Licensed Software. We develop and license IP (our architectures, application software, executable and referential knowledge, data and algorithms) to our clients. Our standard license is perpetual—providing our clients permanent rights to use the software they purchase. This approach contrasts with the approach of many of our competitors who charge an additional license fee for new releases of their software. We believe our approach is part of the reason we have so many long-term client relationships—some lasting over three decades. We recognize revenues from licensed software as we achieve pre-defined client engagement milestones, such as delivery and installation of our software. In 2010, this type of revenue represented 14% of our total revenues with a profit contribution of 87%. Revenues from licensed software grew 6% in 2010 compared to 2009, with double-digit growth in the first three quarters of the year and a fourth quarter result that was the 2nd highest in company history—only lower than the all-time high level in the fourth quarter of 2009.

- Technology Resale. We bundle licensed software with other companies' IP (e.g., that of HP, IBM, Microsoft, Oracle) in the form of sublicenses to create complete technology solutions for our clients. We also resell bundled computer equipment (hardware) from technology companies to create a completely functional system. More recently, we have begun to resell medical devices for a growing list of medical device companies, and this part of our business has shown strong growth since it was launched in 2007. We recognize revenues from technology resale as the equipment is delivered to our clients. In 2010, these revenues represented 9% of our total revenue with a profit contribution of 11%. Even at lower margins than the rest of our businesses, technology resale is valuable to Cerner as it is a driver of other high margin, high visibility revenue, such as technical services, sublicensed software support and equipment maintenance. Technology revenue increased 16% in 2010, as growth in device resale and sublicensed software offset a decline in traditional hardware resale.

2010 Revenue Mix



Managed Services 16%
Support & Maintenance 28%
Subscription/ Transactions 6%
Technology Resale 9%
Licensed Software 14%
Travel 2%

- Subscriptions/Transactions. Another method by which we provide IP is based on a subscription model that has a periodic usage charge. This is the primary way we package and provide medical knowledge, which changes frequently based on research and can be updated independently from the software in which it is embedded. Also included in this category of revenue is our Electronic Data Interchange (EDI) transaction revenue. EDI is the electronic transfer of data between healthcare providers and payers. Both the subscription and transaction model revenue streams are generally recognized monthly, and in 2010 they grew 7% and represented 6% of our total revenues with a profit contribution of 52%.

- **Professional Services.** We provide a wide range of professional services to assist our clients in the implementation of our information systems in their organizations. These services are in the form of project management, technical and application expertise, clinical process optimization and education and training of our clients' workforce to assist in the design and implementation of our systems. We recognize revenues associated with these consulting activities as they are provided to our clients. In 2010, these revenues increased 15% due to increased implementation activity. Professional services represented 25% of our total 2010 revenue, and the profit contribution for this business model increased from 28% in 2009 to 30% in 2010. We have also expanded our services offerings with the launch of *Cerner RevWorks*, which includes solutions and services to help healthcare organizations improve their revenue cycle functions. We signed contracts with two clients for our *RevWorks* offering in 2010.
- **Managed Services.** Under our *CernerWorks*™ suite of solutions, we offer a set of technical services that include Remote Hosting, Application Management Services, Operational Management Services, and Disaster Recovery. Remote Hosting is the largest of these offerings, and it involves Cerner buying the necessary equipment, installing it in one of our data centers and operating the entire system on the client's behalf. The revenues for this service and our charge for the equipment are recognized monthly as we provide the services. Most of our clients still choose to own their own software license, so that portion of the revenue is unchanged. We own the equipment rather than selling it upfront to the client, which impacts the technology resale portion of revenue. Managed Services revenue grew 19% in 2010 and represented 16% of our total revenue with the profit contribution increasing from 28% to 29%. Additionally, in 2009, we launched *Cerner ITWorks* which involves further strategic alignment with clients, including Cerner taking on more of their IT functions. This initiative is off to a good start with six contracted clients as of the end of 2010. Contracts for our *ITWorks* offering also impact other business models in addition to Managed Services, such as Professional Services and Support.
- **Support & Maintenance.** The final business model is comprised of the ongoing support and maintenance services we provide after our systems are in use by our client organizations. Almost all of our clients contract for these services. Clients with support contracts get 24x7 access to our Immediate Response Center, which serves as our "emergency room", as well as access to a very knowledgeable base of associates in our *SolutionWorks* organization for less urgent issues. In addition, our clients' support payments give them ongoing access to the latest releases of our IP. We also provide support for sublicensed software and maintenance for third party hardware. In 2010, support and maintenance revenues grew 5%. This revenue stream represented 28% of total revenue with a profit contribution of 76% (note that this profit contribution does not include a charge for research and development, which is treated as an indirect expense).

The revenue categories discussed above add up to 98% of total revenue. The remaining 2% is revenue from reimbursed travel expenses related to our associates traveling to client locations. This revenue contributes no margin as it is simply a pass-through of our client-related travel expenses that are billed to our clients and required to be reported as revenue.

The two large indirect expenses in our business model are the costs of our **Research and Development (R&D)**, which was equal to 14% of revenue in 2010, and the indirect portion of **Selling, General and Administrative (SG&A)** activities, which represented 15% of revenue in 2010. We have a long history of investing heavily in R&D and using that investment to systematically expand our target markets to create organic growth. We expect to invest at least $1 billion in R&D over the next four to five years, an investment we believe is unmatched in our industry. Over the next several years, we expect the industrial strength of our *Cerner Millennium*® architecture and the enactment of several initiatives designed to leverage our R&D investments to slow the rate of increase in R&D spending, while continuing our strong record of innovation and organic growth. Similarly, we expect to take advantage of our scalable business infrastructure to reduce the rate of increase in SG&A spending to below our revenue growth rate. We expect this leverage to help improve operating margins without impacting our ability to develop and deliver new solutions to our clients.

In 2010, our operating margin of $384 million was 20.8% of revenue, an increase of 230 basis points compared to 2009. The remaining items in our business model are taxes and net interest expense and other income, which totaled $131 million in 2010, leaving $253 million of net earnings, or $2.96 of earnings per share.

Assessment of 2010 Financial Results

We continued to focus on three key financial objectives in 2010: growing the top line, expanding operating margins and generating free cash flow.

Growing the Top Line

Cerner has delivered strong revenue growth over the long term. Both our new business bookings and revenue have grown at more than 15% compound annual rates over the past 10 years. In 2010, we grew our new business bookings 9%, to a record $1.99 billion. Revenue grew 11% in 2010, to a record $1.85 billion. Looking at revenue by geographic segment, domestic revenue increased 12% and global revenue increased 5% in 2010.

In 2011, we again expect double-digit top-line growth. In the U.S., we expect demand driven by the healthcare IT provisions in the American Recovery and Reinvestment Act to continue to drive increased demand both inside and outside our client base. Innovative new solutions and services that have been introduced in the last few years are also expected to make a meaningful contribution to top-line growth in the coming years. Additionally, we expect growth in our global business to accelerate as the global economy strengthens. For more information on our growth strategy, refer to the Cerner Growth Strategy section in Part 1, Item 1 of our 2010 Form 10-K.

Expanding Operating Margins

In February of 2004, we mapped out our path from the 2003 level of 9% operating margins to our target of 20%. We have made very good progress since then, with our operating margin expanding nearly 1150 basis points to 20.8% in 2010. Our 2010 progress was slightly better than the 20% target we communicated last year, and we are targeting 100 to 200 basis points of operating margin expansion in 2011.

The below graph and table detail our margin expansion since 2003.


Operating Margin
23%
21%
19%
17%
15%
13%
11%
9%
'03
'04
'05
'06
'07
'08
'09
'10
'11E

	2003	2004	2005	2006	2007	2008	2009	2010	2011E
Contribution Margin									
Licensed Software	89%	88%	85%	84%	89%	88%	88%	87%	87%
Technology	17%	20%	13%	11%	12%	12%	11%	11%	11%
Subscription/Transaction	10%	12%	37%	43%	49%	50%	52%	52%	53%
Professional Services	15%	23%	27%	27%	29%	29%	28%	30%	31%
Managed Services	18%	20%	25%	25%	25%	26%	28%	29%	30%
Support & Maintenance	53%	57%	62%	65%	69%	72%	74%	76%	77%
Total Contribution Margin	**41%**	**45%**	**46%**	**46%**	**47%**	**48%**	**50%**	**50%**	**50%**
Indirect Costs % of Revenue									
R&D	19%	19%	18%	18%	17%	16%	16%	14%	14%
SG&A	13%	14%	15%	15%	15%	15%	16%	15%	14%
Total	**31%**	**33%**	**33%**	**32%**	**32%**	**31%**	**32%**	**29%**	**28%**
Operating Margin	**9.3%**	**12.4%**	**12.6%**	**13.4%**	**15.1%**	**16.6%**	**18.5%**	**20.8%**	**22.3%**
Cumulative Improvement (basis points)		313bp	335bp	413bp	579bp	729bp	922bp	1148bp	1301bp

Highlights of the margin expansion drivers include:

- **Increase profitability of Support & Maintenance.** As we have continued to harden the *Cerner Millennium* platform, our incremental cost to support each additional client has declined. We expect this to continue, which will allow us to expand the profitability of this highly visible revenue stream.
- **Expand Professional Services Margins.** We will continue to leverage our Solutions Center implementation approach, which has higher margins than traditional on-site projects. Ongoing efficiencies are also expected from initiatives such as our *Bedrock*® technology, which automates much of the implementation and management of our *Cerner Millennium* information platform, and our *MethodM*® implementation methodology approach, which provides standardized processes during implementation. These initiatives reduce the implementation costs for Cerner and our clients while delivering more predictable outcomes, allowing for margin expansion and a competitive advantage in the marketplace.
- **Leverage R&D investments.** Leveraging our significant R&D investment and common platform should allow us to continue our record of innovation while growing R&D investment at a rate that is slower than our top-line growth rate. The key to doing this will be our ability to extend our solutions to new revenue opportunities, such as the global marketplace, without significant incremental costs. Efficiencies from our operations in India will also contribute to our ability to control the rate of R&D growth.
- **Leverage Sales, General, and Administrative expenses, bringing SG&A as a percentage of revenue down from 15% to 14% in 2011.** We have built a scalable business infrastructure that should allow us to keep our SG&A spending growth rate lower than our top-line growth rate.
- **Expand Managed Services Margins.** As we grow our remote hosting business, we expect that we will continue to achieve efficiencies as we transition to newer, less expensive technologies.
- **Increase Margins and grow revenue in Subscriptions / Transactions business model.** This business model is relatively immature, but has good growth potential, and we expect it to become more profitable as it grows and the fixed costs associated with supporting it are spread over a higher revenue base.

A key point regarding our margin expansion strategy is that we are executing it while our business model is transitioning to more visible and recurring revenue components. For example, in 2000, approximately 55% of our revenue (before reimbursed travel) came from what we consider visible or recurring sources such as Professional Services, Managed Services, Subscriptions/Transactions and Support & Maintenance. In 2010, 75% of our revenue came from these sources. During the same time period, Contribution Margin from recurring or visible sources increased from 41% to 73%.


100%
80%
60%
40%
20%
0%
45%
25%
59%
27%
55%
75%
41%
73%
2000
2010
Revenue
2000
2010
Contribution Margin
Non-recurring
Recurring and Visible

Earnings Growth

Strong revenue growth and margin expansion allowed us to grow our earnings 24% in 2010. Our 3-, 5-, and 10-year compound annual earnings growth rates of 20%, 24%, and 29%, respectively, reflect our ability to drive long-term earnings growth. Going forward, our top-line growth strategies coupled with continued focus on productivity enhancements and margin expansion position us well for continued strong earnings growth.

Generating Cash Flow

A healthy business generates cash flow. Perhaps our most significant improvement in recent years has been our cash flow performance. 2010 was a record year for cash performance with $456 million of operating cash flow and $273 million of free cash flow (operating cash flow less capital expenditures and capitalized software). Operating cash flow increased 31% in 2010 and free cash flow increased 98% due to growth in operating cash flow as well as capital expenditures that were lower than anticipated. For the first time in our history, free cash flow exceeded net earnings for the full year. We expect capital


$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
($50)
Operating Cash Flow
Free Cash Flow
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
*FCF = Operating CF less Capital Expenditures and Capitalized Software

expenditures to increase in 2011 compared to 2010, which will have some impact on free cash flow growth, but we still expect to generate strong free cash flow.

Stock Price

At Cerner, we manage the company, not the stock price. In the short-term, the stock price can be influenced by many factors beyond our control, but we believe in the long-term it will closely reflect the quality of our decisions. We believe it is important for our shareholders that we focus on delivering strong long-term results, but we also understand the importance of delivering consistently against short-term targets.

Following the economic turmoil of 2008 and early 2009, the stock market continued its rebound in 2010, with the NASDAQ Composite Index and S&P 500 ending 2010 up 17% and 13%, respectively. Cerner's stock price increased 15% in 2010, reflecting our delivery of strong results and good broader market performance. When measuring our stock performance over the 5-, 10- and 20-year periods using compound annual growth rates, the returns are 16%, 15% and 29%, respectively. These returns are significantly greater than the returns over the same time frames for the NASDAQ Composite Index (4%, 1%, and 10%) and S&P 500 (0%, 0%, 7%).

Reconciliation of 2010 GAAP Results to Non-GAAP Results*

($ in millions except Earnings Per Share)	Operating Earnings	Operating Margin %
GAAP Operating Earnings	$ 359	19.4%
Share-based compensation expense	25	
Adjusted Operating Earnings	$ 384	20.8%

	Net Earnings	Diluted Earnings Per Share
GAAP Net Earnings	$ 237	$ 2.78
Share-based compensation expense	25	0.29
Income tax benefit of share-based compensation	(9)	(0.11)
Adjusted Net Earnings (non-GAAP)	$ 253	$ 2.96

Reconciliation of GAAP Operating Cash Flow to Non-GAAP Free Cash Flow	Cash Flow
Cash flows from operating activities	$ 456
Capital purchases	(102)
Capitalized software development costs	(81)
Free cash flow (FCF)	$ 273

*More detail on these adjustments and management's use of Non-GAAP results is in our 2010 Forms 10-K and 8-K.

ANNUAL REPORT 2010
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: January 1, 2011

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number: 0-15386

CERNER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**43-1196944**
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
2800 Rockcreek Parkway North Kansas City, MO	**64117**
(Address of principal executive offices)	(Zip Code)

(816) 221-1024
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $.01 par value per share
(Title of Class)

NASDAQ Stock Market
(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

As of July 3, 2010, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $5,631,943,354 based on the closing sale price as reported on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 10, 2011
[Common Stock, $.01 par value per share]	83,380,384 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Shareholders' Meeting to be held May 27, 2011 (Proxy Statement)	Part III

PART I

Item 1. Business

Overview

Cerner Corporation is a Delaware business corporation formed in 1980. Unless the context otherwise requires, references in this report to "Cerner," "the Company," "we," "us" or "our" mean Cerner Corporation and its subsidiaries.

Our corporate headquarters are located at 2800 Rockcreek Parkway, North Kansas City, Missouri 64117. Our telephone number is 816.221.1024. Our Web site address, which we use to communicate important business information, can be accessed at: www.cerner.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports available free of charge on or through this Web site as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC).

Cerner's mission is to contribute to the systemic improvements of healthcare delivery and the health of communities. We are a leading supplier of healthcare information technology (HIT) solutions, healthcare devices and related services, and are transforming healthcare by eliminating error, variance and waste for healthcare providers and consumers. *Cerner®* solutions optimize processes for healthcare organizations ranging in size from single-doctor practices, to health systems, to entire countries, for the pharmaceutical and medical device industries, for consumers of healthcare and for the healthcare commerce system. These solutions are licensed by approximately 9,000 facilities around the world, including more than 2,600 hospitals; 3,500 physician practices covering more than 30,000 physicians; 500 ambulatory facilities, such as laboratories, ambulatory centers, cardiac facilities, radiology clinics and surgery centers; 800 home health facilities; and 1,600 retail pharmacies.

We design and develop most of our software solutions on the unified *Cerner Millennium®* architecture, a person-centric computing framework, which combines clinical, financial and management information systems. This architecture allows providers to securely access an individual's electronic health record (EHR) at the point of care, and it organizes and proactively delivers information to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

We also offer a broad range of services, including implementation and training, remote hosting, operational management services, revenue cycle services, support and maintenance, healthcare data analysis, clinical process optimization, transaction processing, employer health centers, employee wellness programs and third party administrator (TPA) services for employer-based health plans.

The following table presents our consolidated revenues by major solutions and services and by segment, as a percentage of total revenues:

	For the Years Ended		
	2010	**2009**	**2008**
Revenues by Solutions & Services			
System sales	30%	30%	31%
Support and maintenance	28%	29%	28%
Services	40%	39%	39%
Reimbursed travel	2%	2%	2%
	100%	100%	100%
Revenues by Segment			
Domestic	84%	84%	78%
Global	16%	16%	22%
	100%	100%	100%

The Healthcare and Healthcare IT Industry

We believe there are several factors that are favorable for the HIT industry over the next decade, despite some lingering weakness in the global economy. Because HIT solutions play an important role in healthcare by improving safety, efficiency and reducing cost, they are often viewed as more strategic than other capital purchases. Most United States healthcare providers also recognize that they must invest in HIT to meet regulatory, compliance and government reimbursement requirements and incentive opportunities. In addition, with the Centers for Medicare and Medicaid Services estimating United States healthcare spending at $2.6 trillion or 17.5 percent of 2010 Gross Domestic Product, politicians and policymakers agree that the growing cost of our healthcare system is unsustainable. Leaders of both political parties recognize that the intelligent use of information systems will improve health outcomes and, correspondingly, drive down costs. This belief is supported by a 2005 study by RAND Corp., which estimated that the widespread adoption of HIT in the United States could cut healthcare costs by $162 billion annually.

The broad recognition that HIT is essential to helping control healthcare costs and improve quality contributed to the inclusion of HIT incentives in the American Recovery and Reinvestment Act (ARRA). The Health Information Technology for Economic and Clinical Health (HITECH) provisions within ARRA include more than $35 billion in incentives for healthcare organizations to modernize operations through "meaningful use" of HIT. These incentives are contributing to increased demand for HIT solutions and services in the United States.

Another element in the United States marketplace is the recently passed healthcare reform legislation. We believe the legislation, which promises to drive insurance coverage to an estimated 32 million additional consumers, could have many second order effects on our clients. For example, healthcare providers may face increased volumes that could create capacity constraints, and they may find it challenging to profitably provide care at the planned reimbursement rates under the expanded coverage models. We also expect additional compliance and reporting challenges for our clients in the areas of pay-for-quality, ICD-10 coding requirements, and waste, fraud and abuse measures.

We believe the above factors create strong incentives for providers to maximize efficiency and create the need for additional investments in HIT solutions and services. Cerner is well positioned to benefit from this expected increase in demand due to our large footprint in United States hospitals and physician practices and our proven ability to deliver value to our clients.

Outside the United States, the economic downturn of the last few years has impacted and could continue to impact our results. However, we believe long-term revenue growth opportunities outside the United States remain significant because other countries are also focused on controlling healthcare spending while improving the efficiency and quality of care that is delivered, and many of these countries recognize HIT as an important piece of the solution to these issues.

In summary, while the current economic environment has impacted our business, we believe the fundamental value proposition of HIT remains strong. The HIT industry will likely benefit as healthcare providers and governments continue to recognize that these solutions and services contribute to safer, more efficient healthcare.

Cerner Vision

Cerner's vision has evolved from a fundamental thought: Healthcare should revolve around the individual, not the encounter. This concept led to Cerner's vision of the unified *Cerner Millennium* architecture and a Community Health Model, which encompasses four steps:

Automate the Care Process

We offer a longitudinal, person-centric EHR, which gives clinicians electronic access to the right information at the right time and place to achieve optimal health outcomes.

Connect the Person

We are dedicated to building a personal health system. Medical information and care regimens accessible from home empower consumers to effectively manage their conditions and adhere to treatment plans, creating a new medium between physicians and individuals.

Structure the Knowledge
We are dedicated to building systems that help bring the best science to every medical decision by structuring, storing and studying the content surrounding each care episode to achieve optimal clinical and financial outcomes.

Close the Loop
Incorporating a medical discovery into daily practice can take as long as 10 years. We are dedicated to building systems that implement evidence-based medicine, reducing the average time between discovery of an improved method to a change in the standard of care.

As our vision evolves, we expect medicine will become increasingly personalized and technology more accessible. We are creating new solutions and collaborative, information-sharing networks for large user communities, including strategies to:

- Connect all stakeholders in the healthcare system, including payers (employers and governments), providers and consumers
- Remove clinical, financial and administrative friction
- Create a secure, transparent and open network for data sharing to improve disease management and facilitate personalized medicine

To achieve this vision, we are leveraging the *Cerner Millennium* architecture and expanding our solutions and services, as discussed below.

Cerner Growth Strategy
Our business strategies are anchored by our industry-leading solution and device architectures, the breadth and depth of our solutions and services, our proven ability to deliver value, and, most importantly, the success of our clients. A core strength that has led to this strong market position is our proven ability to innovate, which has driven consistent expansion of solutions and services, entry into new markets and strong long-term growth.

We believe our strengths position us well to gain market share in the United States during a period of expected strong demand driven by the HITECH provisions of ARRA and the nation's focus on improving the efficiency and quality of healthcare. We also have a strong global brand and a presence in more than 25 countries and believe we have a good opportunity to gain market share outside of the United States.

We also have a significant opportunity to grow revenues by expanding our solution footprint in existing clients. In addition to the opportunity to expand penetration of our core solutions, such as EHRs and computerized physician order entry, we have a broad range of complementary solutions that can be offered into our existing client base. Examples include solutions and services for women's health, anesthesiology, imaging, clinical process optimization, critical care, medical device connectivity, emergency department, revenue cycle and surgery.

Additionally, we have introduced new services targeted at capturing a larger percent of our clients' existing IT spending. These services leverage our proven operational capabilities and the success of our *CernerWorks*℠ managed services business, where we have demonstrated the ability to improve our clients' service levels at a cost that is at or below amounts they were previously spending. One of these new services is *Cerner ITWorks*℠, a suite of services that improve the ability of hospital IT departments to meet their organization's needs while also creating a closer alignment between Cerner and our clients. A second example is *Cerner RevWorks*℠, which includes solutions and services to help healthcare organizations improve their revenue cycle functions.

We have made good progress over the past several years at reducing the total cost of ownership of our solutions, which expands our end market opportunities by allowing us to offer lower-cost, higher-value solutions and services to smaller community hospitals, critical access hospitals and physician practices. For example, our *CommunityWorks* offering leverages a shared instance of the *Cerner Millennium* platform across multiple clients, which decreases the total cost of ownership for these clients. Our ability to address these markets has also been aided by our *Bedrock*® technology, which automates much of the implementation and management of the *Cerner Millennium* platform. We have also streamlined implementations and made them more predictable through our *MethodM*® implementation methodology, which draws upon practices proven to be effective during thousands of past implementations. Additionally, we are reducing up-front hardware costs and ongoing technology obsolescence risks through our remote-hosted, managed services offering, *CernerWorks*.

We also expect to drive growth over the course of the next decade through initiatives outside the core HIT market. For example, we offer clinic, pharmacy and wellness services directly to employers and we expanded our presence in the employer-sponsored health center market with the acquisition of IMC Health Care, Inc. in January 2010. Additionally, as described below, we believe being able to connect employers, governments and consumers directly with their healthcare providers through a *New Middle*™ presents a substantial growth opportunity as we aim to help eliminate the friction that consumes more than 30 percent of healthcare spending.

Creating the Cerner Network and The New Middle

Several years ago, we introduced a surveillance system called the *LightsOn Network*®, which identifies performance problems in real time and has the ability to predict issues that could create system vulnerability. With more than 300 participating clients, the *LightsOn* solution has become an evidence-based network that enhances performance and allows our clients to maximize the value they gain from our systems. Our *LightsOn* solution also shows our ability to create a network—a common platform of learning and improvements from which all our clients can benefit.

Along these lines, we have created the *uCern*™ platform, a collaboration and social networking platform which gives clients a place where they can collaborate with peers or Cerner associates about topics ranging from healthcare reform to solution enhancements to project status updates. Approximately 95 percent of our core *Cerner Millennium* clients actively engage on this platform. Additionally, we have created the *uDevelop*™ solution, a collaborative ecosystem that supports a unique audience of engineers, including both our associates and external developers, who work to improve our solutions; and the *uCern* Store, which offers our clients quick access to innovations developed by Cerner, as well as outside organizations and individuals.

To highlight one area where coordinating information across the fragmented delivery system is gaining traction, our Cerner Network and Health Information Exchange (HIE) offerings create better clinical integration and coordination of care by facilitating secure electronic flow of data between hospitals, physician practices, and other stakeholders, regardless of the EHR system being used. We have had early success with our clients in building out HIEs and Cerner Network services that are providing value, and nearly 50 million clinical and financial transactions go across the network each month.

Another key element of our strategy for improving the coordination and quality of care is our *Healthe Intent*™ platform, a cloud-based platform that we expect to be the basis for many future offerings. In 2010, we launched *Healthe Intent Chart Search*, our first solution on this platform. *Healthe Intent Chart Search* leverages knowledge of the clinical meanings of words located within the EMR as well as the context in which those words occur to create algorithms that identify and rank the most important information contextually. This capability allows the physician to efficiently search through a patient's health record and identify relevant information in a matter of seconds. In the coming years, we believe the *Healthe Intent* platform will continue to evolve in sophistication to the point where it can anticipate and determine the clinical intent based on the behavior of the specific user, the history of the patient and the context of prior actions.

The *Healthe Intent* platform also provides the ability to apply sophisticated, statistical algorithms against contextual clinical activity to recommend clinical action. For example, our first national Health Agent is an intelligent mechanism developed in collaboration with clients, which can assist in detecting the conditions that indicate a patient may be developing Sepsis, a potentially fatal condition in which the bloodstream is overwhelmed by bacteria. Nearly 750,000 Americans are affected by Sepsis each year. Early results based on initial client use of this algorithm have reflected remarkable reductions in Sepsis mortality rates, and we believe that moving this capability to a Health Agent in the cloud will allow us to demonstrate the speed at which new capabilities and evidence can be deployed to our clients.

Through these connections and networks, we are creating the building blocks for an entirely new healthcare system that will introduce much-needed competition for our current, insurance-based infrastructure. In this new system, a *New Middle* would enhance care and reduce friction by facilitating the sharing of relevant clinical and financial information between payers, consumers and providers.

Furthermore, in the *New Middle*, consumers would have a personal health record, giving them ready access to information on both the price and quality of the care they receive. This record would have the consumer's complete medical history and a predictive model of future needs based on his or her unique genetic code. Armed with this information, consumers would have financial incentives to focus on controlling chronic conditions and reducing the impact of future maladies.

With more complete patient information, providers could focus on preventive rather than reactive medicine. Through this *New Middle*, providers could communicate instantly with the rest of the patient's care team, and they would receive immediate point-of-service payments for the delivery of appropriate care rather than waiting weeks or months while claims work through the reimbursement process.

Lastly, we believe the *New Middle* would provide the segments of our society that pay for healthcare—employers or governments—a health system with less variance, cost and waste while maximizing the quality of care for all of us.

Software Development

We commit significant resources to developing new health information system solutions. As of the end of 2010, approximately 2,400 associates were engaged in research and development activities. Total expenditures for the development and enhancement of our software solutions were approximately $284.8 million, $285.2 million and $291.4 million during the 2010, 2009 and 2008 fiscal years, respectively. These figures include both capitalized and non-capitalized portions and exclude amounts amortized for financial reporting purposes.

As discussed above, continued investment in research and development remains a core element of our strategy. This will include ongoing enhancement of our core solutions and development of new solutions and services.

Sales and Marketing

The markets for *Cerner* HIT solutions, healthcare devices and services include integrated delivery networks, physician groups and networks, managed care organizations, hospitals, medical centers, free-standing reference laboratories, home health agencies, blood banks, imaging centers, pharmacies, pharmaceutical manufacturers, employers, governments and public health organizations. The majority of our sales are sales of clinical solutions and services to hospital and health systems, but the *Cerner Millennium* architecture is highly scalable and organizations ranging from several-doctor physician practices, to community hospitals, to complex integrated delivery networks, to local, regional and national government agencies use our *Cerner Millennium* solutions.

As previously discussed, we have focused on reducing the total cost of ownership of our systems, which allows us to be price competitive across the full size and organizational structure range of healthcare providers. Sales to large health systems typically take approximately nine to 18 months, while the sales cycle is often shorter when selling to smaller hospitals and physician practices. We have seen some indications that the HITECH provisions of ARRA may shorten the sales process due to the timeline required for hospitals to earn stimulus incentives.

Our executive marketing management is located at our Innovation Campus in Kansas City, Missouri, while our client representatives are deployed across the United States and globally. In addition to the United States, through our subsidiaries, we have sales associates and/or offices in Australia, Canada, Chile, England, France, Germany, India, Ireland, Malaysia, Saudi Arabia, Singapore, Spain and the United Arab Emirates.

We support our sales force with technical personnel who perform demonstrations of *Cerner* solutions and services and assist clients in determining the proper hardware and software configurations. Our primary direct marketing strategy is to generate sales contacts from our existing client base and through presentations at industry seminars and tradeshows. We market the *PowerWorks*® solutions, offered on a subscription basis, directly to the physician practice market using telemarketing, channel partners and through existing acute care clients that are looking to extend *Cerner* solutions to affiliated physicians. We attend a number of major tradeshows each year and sponsor executive user conferences, which feature industry experts who address the HIT needs of large healthcare organizations.

Client Services

Substantially all of *Cerner's* HIT software solutions clients enter into software maintenance agreements with us for support of their *Cerner* systems. In addition to immediate software support in the event of problems, these agreements allow clients to access new releases of the *Cerner* solutions covered by maintenance agreements. Each client has 24-hour access to the client support team located at our world headquarters in North Kansas City, Missouri and our global support organizations in England and Ireland.

Most clients who buy hardware through Cerner also enter into hardware maintenance agreements with us. These arrangements normally provide for a fixed monthly fee for specified services. In the majority of cases, we utilize subcontractors to meet our hardware maintenance obligations. We also offer a set of managed services that include remote hosting, operational management services and disaster recovery.

Backlog

At the end of 2010, we had a contract backlog of approximately $4.3 billion as compared to approximately $3.6 billion at the end of 2009. Such backlog represents system sales and services from signed contracts that have not yet been recognized as revenue. At the end of 2010, we had approximately $140.0 million of contracts receivable compared to $135.3 million at the end of 2009, which represents revenues recognized but not yet billable under the terms of the contract. At the end of 2010, we had a software support and maintenance backlog of approximately $654.9 million as compared to approximately $620.6 million at the end of 2009. Such backlog represents contracted software support and hardware maintenance services for a period of 12 months. We estimate that approximately 31 percent of the aggregate backlog at the end of 2010 of $4.9 billion will be recognized as revenue during 2011.

Competition

The market for HIT solutions, devices and services is intensely competitive, rapidly evolving and subject to rapid technological change. Our principal competitors in the healthcare solutions and services market include: Allscripts Healthcare Solutions, Inc., Computer Programs and Systems, Inc., Epic Systems Corporation, GE Healthcare Technologies, iSoft Group Limited, McKesson Corporation, Medical Information Technology, Inc. (Meditech) and Siemens Medical Solutions Health Services Corporation, each of which offers a suite of software solutions that compete with many of our software solutions and services.

Other competitors focus on only a portion of the market that we address. For example, competitors such as Accenture, Capgemini, Computer Sciences Corporation, Computer Task Group, Inc. (CTG), Dell, Inc., Deloitte LLP, Hewlett-Packard Company and IBM Corporation offer HIT services that compete directly with our consulting services. Athenahealth, Inc., eClinicalWorks LLC, e-MDs, Inc., Greenway Medical Technologies, Quality Systems, Inc. and Sage Software Healthcare LLC offer solutions to the physician practice market but do not currently have a significant presence in the health systems and independent hospital market.

Cerner partners with third parties as a reseller of devices and markets its own competing proprietary healthcare devices; we view our principal competitors in the healthcare device market to include: CapsuleTech, Inc., CareFusion Corporation, GE Healthcare Technologies, McKesson Corporation, Omnicell, Inc. and Royal Philips Electronics; and we view our principal competitors in the healthcare transactions market to include: Capario, Inc., Emdeon Corporation, Ingenix, Inc. (a subsidiary of UnitedHealth Group, Inc.) and McKesson Corporation, with almost all of these competitors being substantially larger or having more experience and market share than us in their respective market.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies, managed care companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. The pace of change in the HIT market is rapid and there are frequent new software solutions, devices or service introductions, enhancements and evolving industry standards and requirements. We believe that the principal competitive factors in this market include the breadth and quality of solution and service offerings; the stability of the solution provider, the features and capabilities of the information systems and devices, the ongoing support for the systems and devices and the potential for enhancements and future compatible software solutions and devices.

Number of Employees (Associates)

At the end of 2010, we employed approximately 8,200 associates worldwide.

Operating Segments

Information about our operating segments, which are geographically based, may be found in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" below and in Note (18) to the financial statements.

Executive Officers of the Registrant

The following table sets forth the names, ages, positions and certain other information regarding the Company's executive officers as of February 10, 2011. Officers are elected annually and serve at the discretion of the Board of Directors.

Name	Age	Positions
Neal L. Patterson	61	Chairman of the Board of Directors, Chief Executive Officer and President
Clifford W. Illig	60	Vice Chairman of the Board of Directors
Marc G. Naughton	55	Executive Vice President and Chief Financial Officer
Michael R. Nill	46	Executive Vice President and Chief Engineering Officer
Randy D. Sims	50	Vice President, Chief Legal Officer and Secretary
Jeffrey A. Townsend	47	Executive Vice President
Mike Valentine	42	Executive Vice President and Chief Operating Officer
Julia M. Wilson	48	Senior Vice President and Chief People Officer

Neal L. Patterson has been Chairman of the Board of Directors and Chief Executive Officer of the Company for more than five years. Mr. Patterson has served as President of the Company since July 2010, which position he also held from March of 1999 until August of 1999.

Clifford W. Illig has been a Director of the Company for more than five years. He previously served as Chief Operating Officer of the Company until October 1998 and as President of the Company until March of 1999. Mr. Illig was appointed Vice Chairman of the Board of Directors in March of 1999.

Marc G. Naughton joined the Company in November 1992 as Manager of Taxes. In November 1995 he was named Chief Financial Officer and in February 1996 he was promoted to Vice President. He was promoted to Senior Vice President in March 2002 and promoted to Executive Vice President in March 2010.

Michael R. Nill joined the Company in November 1996. Since that time he has held several positions in the Technology, Intellectual Property and *CernerWorks* client hosting organizations. He was promoted to Vice President in January 2000, promoted to Senior Vice President in April 2006 and promoted to Executive Vice President and named Chief Engineering Officer in February 2009.

Randy D. Sims joined the Company in March 1997 as Vice President and Chief Legal Officer. Prior to joining the Company, Mr. Sims worked at Farmland Industries, Inc. for three years where he served most recently as Associate General Counsel. Prior to Farmland, Mr. Sims was in-house legal counsel at The Marley Company for seven years, holding the position of Assistant General Counsel when he left to join Farmland.

Jeffrey A. Townsend joined the Company in June 1985. Since that time he has held several positions in the Intellectual Property Organization and was promoted to Vice President in February 1997. He was appointed Chief Engineering Officer in March 1998, promoted to Senior Vice President in March 2001 and promoted to Executive Vice President in March 2005.

Mike Valentine joined the Company in December 1998 as Director of Technology. He was promoted to Vice President in 2000 and to President of Cerner Mid America in January of 2003. In February 2005, he was named General Manager of the United States Client Organization and was promoted to Senior Vice President in March 2005. He was promoted to Executive Vice President in March 2007 and named Chief Operation Officer in January 2010. Prior to joining the Company, Mr. Valentine was with Accenture Consulting.

Julia M. Wilson joined the Company in November 1995. Since that time, she has held several positions in the Functional Group Organization. She was promoted to Vice President and Chief People Officer in August 2003 and to Senior Vice President in March 2007.

Item 1A. Risk Factors

Risks Related to Cerner Corporation

We may incur substantial costs related to product-related liabilities. Many of our software solutions, healthcare devices or services (including life sciences/research services) are intended for use in collecting, storing and displaying clinical and healthcare-related information used in the diagnosis and treatment of patients and in related healthcare settings such as admissions, billing, etc. We attempt to limit by contract our liability; however, the limitations of liability set forth in the contracts may not be enforceable or may not otherwise protect us from liability for damages. We may also be subject to claims that are not covered by contract, such as a claim directly by a patient. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition. Product-related claims, even if not successful, could damage our reputation, cause us to lose existing clients, limit our ability to obtain new clients, divert management's attention from operations, result in significant revenues loss, create potential liabilities for our clients and us and increase insurance and other operational costs.

We may be subject to claims for system errors and warranties. Our software solutions and healthcare devices are very complex and may contain design, coding or other errors, especially when first introduced. It is not uncommon for HCIT providers to discover errors in software solutions and/or healthcare devices after their introduction. Our software solutions and healthcare devices are intended for use in collecting, storing, and displaying clinical and healthcare-related information used in the diagnosis and treatment of patients and in related healthcare settings such as admissions, billing, etc. Therefore, users of our software solutions and healthcare devices have a greater sensitivity to errors than the market for software products and devices generally. Our client agreements typically provide warranties concerning material errors and other matters. Should a client's *Cerner* software solution and/or healthcare device fail to meet these warranties or lead to faulty clinical decisions or injury to patients, it could i) constitute a material breach under the client agreement, allowing the client to terminate the agreement and possibly obtain a refund and/or damages, or might require us to incur additional expense in order to make the software solution or healthcare device meet these criteria or ii) subject us to claims or litigation by our clients or clinicians or directly by the patient. Our client agreements generally limit our liability arising from such claims but such limits may not be enforceable in certain jurisdictions or circumstances. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

We may experience interruption at our data centers or client support facilities. We perform data center and/or hosting services for certain clients, including the storage of critical patient and administrative data. In addition, we provide support services to our clients through various client support facilities. We have invested in reliability features such as multiple power feeds, multiple backup generators and redundant telecommunications lines, as well as technical (such as multiple overlapping security applications and countermeasures) and physical security safeguards, and structured our operations to reduce the likelihood of disruptions. Periodic risk assessments are conducted to ensure additional risks are identified and appropriately mitigated. However, complete failure of all local public power and backup generators, impairment of all telecommunications lines, a "concerted denial of service cyber attack", damage (environmental, accidental, intentional or pandemic) to the buildings, the equipment inside the buildings housing our data centers, the client data contained therein and/or the personnel trained to operate such facilities could cause a disruption in operations and negatively impact clients who depend on us for data center and system support services. We offer our clients disaster recovery services for additional fees to protect clients from isolated datacenter failures, leveraging our multiple data center facilities, however only a small percentage of our hosted clients choose to contract for these services. Any interruption in operations at our data centers and/or client support facilities could damage our reputation, cause us to lose existing clients, hurt our ability to obtain new clients, result in significant revenue loss, create potential liabilities for our clients and us and increase insurance and other operating costs.

Our proprietary technology may be subject to claims for infringement or misappropriation of intellectual property rights of others, or may be infringed or misappropriated by others. We rely upon a combination of license agreements, confidentiality policies and procedures, employee nondisclosure agreements, confidentiality agreements with third parties and technical security measures to maintain the confidentiality, exclusivity and trade secrecy of our proprietary information. We also rely on trademark and copyright laws to protect our intellectual property rights in the United States and abroad. We continue to develop our patent portfolio of United States and global patents, but these patents do not provide comprehensive protection for the wide range of solutions and services offered by us. Despite our protective measures and intellectual property rights, we may not be able to adequately protect against theft, copying, reverse-engineering, misappropriation, infringement or unauthorized use or disclosure of our intellectual property.

In addition, we are routinely involved in intellectual property infringement or misappropriation claims and we expect this activity to continue or even increase as the number of competitors, patents and patent enforcement organizations in the HIT market increases, the functionality of our software solutions and services expands, the use of open-source software increases and we enter new geographies and new markets such as healthcare device innovation, healthcare transactions and life sciences. These claims, even if not meritorious, are expensive to defend and are oftentimes incapable of prompt resolution. If we become liable to third parties for infringing or misappropriating their intellectual property rights, we could be required to pay a substantial damage award, develop alternative technology, obtain a license and/or cease using, selling, offering for sale, licensing, importing, implementing and supporting the solutions, devices and services that violate the intellectual property rights.

We are subject to risks associated with our non-U.S. operations. We market, sell and service our solutions, devices and services globally. We have established offices around the world, including in: the Americas, Europe, the Middle East and the Asia Pacific region. We will continue to expand our non-U.S. operations and enter new global markets. This expansion will require significant management attention and financial resources to develop successful direct and indirect non-U.S. sales and support channels. Our business is generally transacted in the local functional currency. In some countries, our success will depend in part on our ability to form relationships with local partners. There is a risk that we may sometimes choose the wrong partner. For these reasons, we may not be able to maintain or increase non-U.S. market demand for our solutions, devices and services.

Non-U.S. operations are subject to inherent risks, and our future results could be adversely affected by a variety of uncontrollable and changing factors. These include, but are not limited to:

- Greater difficulty in collecting accounts receivable and longer collection periods
- Difficulties and costs of staffing and managing non-U.S. operations
- The impact of global economic conditions
- Unfavorable or changing foreign currency exchange rates
- Legal compliance costs and/or business risks associated with our global operations where: i) local laws and customs differ from those in the United States or ii) risk is heightened with respect to laws prohibiting improper payments and bribery, including without limitation the U.S. Foreign Corrupt Practices Act and similar regulations in foreign jurisdictions
- Certification, licensing or regulatory requirements
- Unexpected changes in regulatory requirements
- Changes to or reduced protection of intellectual property rights in some countries
- Inability to obtain necessary financing on reasonable terms to adequately support non-U.S. operations and expansion
- Potentially adverse tax consequences and difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner
- Different or additional functionality requirements or preferences
- Trade protection measures
- Export control regulations
- Service provider and government spending patterns
- Natural disasters, war or terrorist acts
- Labor disruptions that may occur in a country
- Poor selection of a partner in a country
- Political conditions which may impact sales or threaten the safety of associates or our continued presence in these countries

Our failure to effectively hedge exposure to fluctuations in foreign currency exchange rates could unfavorably affect our performance. We currently utilize a non-derivative instrument to hedge our exposure to fluctuations in certain foreign currency exchange rates. This instrument may involve elements of market risk in excess of the amounts recognized in the Consolidated Financial Statements. For additional information about risk on financial instruments, see Item 7A "Quantitative and Qualitative Disclosures about Market Risk". Further, our financial results from non-U.S. operations may be negatively affected if we fail to execute or improperly hedge our exposure to currency fluctuations.

We are subject to tax legislation in several countries; tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition. We are a large corporation with operations in more than twenty countries. As such, we are, or in the future could be, subject to tax laws and regulations of the United States federal, state and local governments and of other country jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, United States federal, state and local, as well as other countries' tax laws and regulations, are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge, which could result in double taxation, penalties and interest payments.

Our success depends upon the recruitment and retention of key personnel. To remain competitive in our industries, we must attract, motivate and retain highly skilled managerial, sales, marketing, consulting and technical personnel, including executives, consultants, programmers and systems architects skilled in the HIT, healthcare devices, healthcare transactions and life sciences industries and the technical environments in which our solutions, devices and services are needed. Competition for such personnel in our industries is intense in both the United States and abroad. Our failure to attract additional qualified personnel to meet our non-U.S. personnel needs could have a material adverse effect on our prospects for long-term growth. Our success is dependent to a significant degree on the continued contributions of key management, sales, marketing, consulting and technical personnel. The unexpected loss of key personnel could have a material adverse impact on our business and results of operations, and could potentially inhibit development and delivery of our solutions, devices and services and market share advances.

We depend on third party suppliers and our revenue and gross margin could suffer if we fail to manage suppliers properly. We license or purchase intellectual property and technology (such as software, hardware and content) from third parties, including some competitors, and incorporate such third party software, hardware and/or content into or sell or license it in conjunction with our solutions, devices and services. We depend on some of the third party software, hardware and/or content in the operation and delivery of our solutions, devices and services. For instance, we currently depend on Microsoft and IBM Websphere technologies for portions of the operational abilities of our *Millennium* solutions. Our remote hosting business also relies on a single or a limited number of suppliers for certain functions of this business, such as Oracle database technologies, CITRIX technologies and CISCO network technologies, and we rely on Hewlett Packard and IBM for our hardware technology platforms.

Most of the third party software licenses we have expire within one to five years, can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Most of these third party software licenses are non-exclusive; therefore, our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us.

If any of the third party suppliers were to change product offerings, cease actively supporting the technologies, fail to update and enhance the technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices or terminate our licenses or supply contracts, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance of our solutions, devices and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property or technology significantly increases, our gross margin levels could significantly decrease. In addition, interruption in functionality of our solutions, devices and services as a result of changes in third party suppliers could adversely affect future sales of solutions, devices and services, and negatively affect our revenue and gross margins.

We intend to continue strategic business acquisitions, which are subject to inherent risks. In order to expand our solutions, device offerings and services and grow our market and client base, we may continue to seek and complete strategic business acquisitions that we believe are complementary to our business. Acquisitions have inherent risks which may have a material adverse effect on our business, financial condition, operating results or prospects, including, but not limited to: 1) failure to successfully integrate the business and financial operations, services, intellectual property, solutions or personnel of an acquired business and to maintain uniform standard controls, policies and procedures; 2) diversion of management's attention from other business concerns; 3) entry into markets in which we have little or no direct prior experience; 4) failure to achieve projected synergies and performance targets; 5) loss of clients or key personnel; 6) incurrence of debt and/or assumption of known and unknown liabilities; 7) write-off of software development costs, goodwill, client lists and amortization of expenses related to intangible assets; 8) dilutive issuances of equity securities; and, 9) accounting deficiencies that could arise in connection with, or as a result of, the acquisition of an acquired company, including issues related to internal control over financial reporting and the time and cost associated with remedying such deficiencies. If we fail to successfully integrate acquired businesses or fail to implement our business strategies with respect to these acquisitions, we may not be able to achieve projected results or support the amount of consideration paid for such acquired businesses.

We could suffer losses due to asset impairment charges. We test our goodwill for impairment during the second quarter every year, and on an interim date should events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with provisions of ASC 350, *Intangibles – Goodwill and Other.* Declines in business performance or other factors could cause the fair value of a reporting unit to be revised downward and could result in a non-cash impairment charge. This could materially affect our reported net earnings.

The ongoing uncertainty in global economic conditions could negatively affect our business, results of operations and financial condition. Although in recent months, certain indices and economic data have begun to show signs of stabilization in the United States and certain global markets, there can be no assurance that these improvements will be broad-based or sustainable, nor is it clear how, if at all, they will affect the markets relevant to us. As a result, our operating results may be impacted by the health of the global economy. Continued adverse economic conditions may lead to slowdowns or declines in client spending which could adversely affect our business and financial performance. Our business and financial performance, including new business bookings and collection of our accounts receivable, may be adversely affected by current and future economic conditions (including a reduction in the availability of credit, higher energy costs, rising interest rates, financial market volatility and lower than expected economic growth) that cause a slowdown or decline in client spending. Reduced purchases by our clients or changes in payment terms could adversely affect our revenue growth and cause a decrease in our cash flow from operations. Bankruptcies or similar events affecting clients may cause us to incur bad debt expense at levels higher than historically experienced. Further, an ongoing global financial crisis may also limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing economic and business conditions. Accordingly, if the global financial crisis and current economic downturn continues or worsens, our business, results of operations and financial condition could be materially and adversely affected.

Risks Related to the Healthcare Information Technology, Healthcare Device and Healthcare Transaction Industry

The healthcare industry is subject to changing political, economic and regulatory influences. For example, the Health Insurance Portability and Accountability Act of 1996 (as modified by The Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American Recovery and Reinvestment Act of 2009) (HIPAA) continues to have a direct impact on the healthcare industry by requiring national provider identifiers and standardized transactions/code sets and necessary security and privacy measures in order to ensure the appropriate level of privacy of protected health information. These regulatory factors affect the purchasing practices and operation of healthcare organizations.

Many healthcare providers are consolidating to create integrated healthcare delivery systems with greater market power. These providers may try to use their market power to negotiate price reductions for our solutions and services. As the healthcare industry consolidates, our client base could be eroded, competition for clients could become more intense and the importance of landing new client relationships becomes greater.

In 2010, the Patient Protection and Affordable Care Act became law. This comprehensive healthcare reform legislation included provisions to control healthcare costs, improve healthcare quality, and expand access to affordable health insurance. This healthcare reform legislation could include changes in Medicare and Medicaid payment policies and other healthcare delivery administrative reforms that could potentially negatively impact our business and the business of our clients. Because the administrative rules implementing healthcare reform under the legislation have not yet been finalized, the impact of the healthcare reform legislation on our business is unknown, but there can be no assurances that healthcare reform legislation will not adversely impact either our operational results or the manner in which we operate our business. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our solutions and services.

The healthcare industry is highly regulated at the local, state and federal level. We are subject to a significant and wide-ranging number of regulations both within the United States and elsewhere, such as regulations in the areas of healthcare fraud, e-prescribing, claims processing and transmission, medical devices, the security and privacy of patient data and interoperability standards.

Healthcare Fraud. Federal and state governments continue to enhance regulation of and increase their scrutiny over practices involving healthcare fraud affecting healthcare providers whose services are reimbursed by Medicare, Medicaid and other government healthcare programs. Our healthcare provider clients are subject to laws and regulations on fraud and abuse which, among other things, prohibit the direct or indirect payment or receipt of any remuneration for patient referrals, or arranging for or recommending referrals or other business paid for in whole or in part by these federal or state healthcare programs. Federal enforcement personnel have substantial funding, powers and remedies to pursue suspected or perceived fraud and abuse. The effect of this government regulation on our clients is difficult to predict. Many of the regulations applicable to our clients and that may be applicable to us, including those relating to marketing incentives offered in connection with medical device sales, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could broaden their applicability to us or require our clients to make changes in their operations or the way in which they deal with us. If such laws and regulations are determined to be applicable to us and if we fail to comply with any applicable laws and regulations, we could be subject to civil and criminal penalties, sanctions or other liability, including exclusion from government health programs, which could have a material adverse effect on our business, results of operations and financial condition.

E-Prescribing. The use of our solutions by physicians for electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing is governed by federal and state laws. States have differing prescription format requirements, which we have programmed into our solutions. In addition, in November 2005, the Department of Health and Human Services announced regulations by Centers for Medicare and Medicaid Services (CMS) related to "E-Prescribing and the Prescription Drug Program" (E-Prescribing Regulations). These E-Prescribing Regulations were mandated by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The E-Prescribing Regulations set forth standards for the transmission of electronic prescriptions. These standards are detailed and significant, and cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility, benefits inquiries, drug formulary and benefit coverage information. Our efforts to provide solutions that enable our clients to comply with these regulations could be time-consuming and.expensive.

Claims Transmissions. Our solutions are capable of electronically transmitting claims for services and items rendered by a physician to many patients' payers for approval and reimbursement, which claims are governed by federal and state laws. Federal law provides civil liability to any person that knowingly submits a claim to a payer, including Medicare, Medicaid and private health plans, seeking payment for any services or items that have not been provided to the patient. Federal law may also impose criminal penalties for intentionally submitting such false claims. We have policies and procedures in place that we believe result in the accurate and complete transmission of claims, provided that the information given to us by our clients is also accurate and complete. The HIPAA security, privacy and transaction standards, as discussed below, also have a potentially significant effect on our claims transmission services, since those services must be structured and provided in a way that supports our clients' HIPAA compliance obligations. In connection with these laws, we may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended, private payers may file claims against us and we may be excluded from Medicare, Medicaid or other government-funded healthcare programs. Any investigation or proceeding related to these laws may have a material adverse impact on our results of operations.

Regulation of Medical Devices. The United States Food and Drug Administration (the FDA) has determined that certain of our solutions are medical devices that are actively regulated under the Federal Food, Drug and Cosmetic Act (Act) and amendments to the Act. Other countries have similar regulations in place related to medical devices, that now or may in the future apply to certain of our solutions. If other of our solutions are deemed to be actively regulated medical devices by the FDA or similar regulatory agencies in countries where we do business, we could be subject to extensive requirements governing pre- and post-marketing requirements including pre-market notification clearance. Complying with these medical device regulations on a global perspective is time consuming and expensive, and could be subject to unanticipated and significant delays. Further, it is possible that these regulatory agencies may become more active in regulating software that is used in healthcare. If we are unable to obtain the required regulatory approvals for any such solutions or medical devices, our short to long term business plans for these solutions and/or medical devices could be delayed or canceled.

There have been ten FDA inspections at various Cerner sites since 1998. Inspections conducted at our world headquarters in 1999 and 2010, and our prior Houston, Texas facility in 2002, each resulted in the issuance of an FDA Form 483 observation to which we responded promptly. The FDA has taken no further action with respect to the Form 483 observations that were issued in 1999, 2002 and 2010. The remaining seven FDA inspections, including inspections at our world headquarters in 2006 and 2007, resulted in no issuance of a Form 483. We remain subject to periodic FDA inspections and we could be required to undertake additional actions to comply with the Act and any other applicable regulatory requirements. Our failure to comply with the Act and any other applicable regulatory requirements could have a material adverse effect on our ability to continue to manufacture and distribute our solutions. The FDA has many enforcement tools including recalls, product corrections, seizures, injunctions, refusal to grant pre-market clearance of products, civil fines and/or criminal prosecutions. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Security and Privacy of Patient Information. Federal, state and local laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security measures. United States regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply. Similarly, laws in non-U.S. jurisdictions may have similar or even stricter requirements related to the treatment of patient information.

In the United States, HIPAA regulations require national standards for some types of electronic health information transactions and the data elements used in those transactions, security standards to ensure the integrity and confidentiality of health information and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include healthcare organizations such as our clients, our employer clinic business model and our claims transmission services, are required to comply with the privacy standards, the transaction regulations and the security regulations. Moreover, the recently enacted HITECH provisions of ARRA, and associated regulatory requirements, extend many of the HIPAA obligations, formerly imposed only upon covered entities, to business associates as well. As a business associate of our clients who are covered entities, we were in most instances already contractually required to ensure compliance with the HIPAA regulations as they pertain to handling of covered client data. However, the extension of these HIPAA obligations to business associates by law has created additional liability risks related to the privacy and security of individually identifiable health information.

Evolving HIPAA and HITECH-related laws or regulations and regulations in non-U.S. jurisdictions could restrict the ability of our clients to obtain, use or disseminate patient information. This could adversely affect demand for our solutions if they are not re-designed in a timely manner in order to meet the requirements of any new interpretations or regulations that seek to protect the privacy and security of patient data or enable our clients to execute new or modified healthcare transactions. We may need to expend additional capital, software development and other resources to modify our solutions and devices to address these evolving data security and privacy issues. Furthermore, our failure to maintain confidentiality of sensitive personal information in accordance with the applicable regulatory requirements could damage our reputation and expose us to breach of contract claims (although we contractually limit liability, when possible and where permitted), fines and penalties.

Interoperability Standards. Our clients are concerned with and often require that our software solutions and healthcare devices be interoperable with other third party HIT suppliers. Market forces or governmental/regulatory authorities could create software interoperability standards that would apply to our solutions, and if our software solutions and/ or healthcare devices are not consistent with those standards, we could be forced to incur substantial additional development costs to conform. The Certification Commission for Healthcare Information Technology (CCHIT) has developed a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the HIT industry. CCHIT, however, continues to modify and refine those standards. Achieving CCHIT certification is becoming a competitive requirement, resulting in increased software development and administrative expense to conform to these requirements. Additionally, various federal, state and non-U.S. government agencies are also developing standards that could become mandatory for systems purchased by these agencies. For example, ARRA requires "meaningful use of certified electronic health record technology" by healthcare providers in order to receive incentive payments. Regulations have been issued that identify initial standards and implementation specifications and establish the certification standards for qualifying electronic health record technology. Nevertheless, these standards and specifications are subject to interpretation by the entities designated to certify such technology. While a combination of our solutions have been certified as meeting the initial standards for certified health record technology, the regulatory standards to achieve certification will continue to evolve over time. We may incur increased development costs and delays in delivering solutions if we need to upgrade our software and healthcare devices to be in compliance with these varying and evolving standards. In addition, delays in interpreting these standards may result in postponement or cancellation of our clients' decisions to purchase our solutions. If our software solutions and healthcare devices are not consistent with these evolving standards, our market position and sales could be impaired and we may have to invest significantly in changes to our software solutions and healthcare devices, although we do not expect such costs to be significant in relation to the overall development costs for our solutions.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions, devices, features and services to market in a timely fashion. The market for healthcare information systems, healthcare devices and services to the healthcare industry is intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or services is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions, devices or services on schedule, or at all, nor can we guarantee that errors will not be found in our new solution releases, devices or services before or after commercial release, which could result in solution, device or service delivery redevelopment costs and loss of, or delay in, market acceptance.

Certain of our competitors have greater financial, technical, product development, marketing and other resources than us and some of our competitors offer software solutions that we do not offer. Our principal existing competitors are set forth above under Part I, Item 1 Competition.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. We face strong competitors and often face downward price pressure, which could adversely affect our results of operations or liquidity. Additionally, the pace of change in the healthcare information systems market is rapid and there are frequent new software solution introductions, software solution enhancements, device introductions, device enhancements and evolving industry standards and requirements. There are a limited number of hospitals and other healthcare providers in the United States HIT market and in recent years, the healthcare industry has been subject to increasing consolidation. As the industry consolidates, costs fall, technology improves, and market factors continue to compel investment by healthcare organizations in solutions and services like ours, market saturation in the United States may change the competitive landscape in favor of larger, more diversified competitors with greater scale. If we are unable to recognize these changes in a timely manner, or we are too inflexible to rapidly adjust our business models, growth ambitions and financial results could be affected materially.

Risks Related to Our Stock

Our quarterly operating results may vary, which could adversely affect our stock price. Our quarterly operating results have varied in the past and may continue to vary in future periods, including: variations from guidance, expectations or historical results or trends. Quarterly operating results may vary for a number of reasons including demand for our solutions, devices and services, the financial condition of our current and potential clients, our long sales cycle, potentially long installation and implementation cycles for larger, more complex and higher-priced systems, accounting policy changes and other factors described in this section and elsewhere in this report. As a result of healthcare industry trends and the market for our *Cerner Millennium* solutions, a large percentage of our revenues are generated by the sale and installation of larger, more complex and higher-priced systems. The sales process for these systems is lengthy and involves a significant technical evaluation and commitment of capital and other resources by the client. Sales may be subject to delays due to changes in clients' internal budgets, procedures for approving large capital expenditures, competing needs for other capital expenditures, additions or amendments to governing federal, state or local regulations, availability of personnel resources and by actions taken by competitors. Delays in the expected sale, installation or implementation of these large systems may have a significant impact on our anticipated quarterly revenues and consequently our earnings, since a significant percentage of our expenses are relatively fixed.

Revenue recognized in any quarter may depend upon our and our clients' abilities to meet project milestones. Delays in meeting these milestone conditions or modification of the project plan could result in a shift of revenue recognition from one quarter to another and could have a material adverse effect on results of operations for a particular quarter.

Our revenues from system sales historically have been lower in the first quarter of the year and greater in the fourth quarter of the year, primarily as a result of clients' year-end efforts to make all final capital expenditures for the then-current year.

Our sales forecasts may vary from actual sales in a particular quarter. We use a "pipeline" system, a common industry practice, to forecast sales and trends in our business. Our sales associates monitor the status of all sales opportunities, such as the date when they estimate that a client will make a purchase decision and the potential dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. We compare this pipeline at various points in time to evaluate trends in our business. This analysis provides guidance in business planning and forecasting, but these pipeline estimates are by their nature speculative. Our pipeline estimates are not necessarily reliable predictors of revenues in a particular quarter or over a longer period of time, partially because of changes in the pipeline and in conversion rates of the pipeline into contracts that can be very difficult to estimate. A negative variation in the expected conversion rate or timing of the pipeline into contracts, or in the pipeline itself, could cause our plan or forecast to be inaccurate and thereby adversely affect business results. For example, a slowdown in information technology spending, adverse economic conditions, new federal, state or local regulations directly related to our industry or a variety of other factors can cause purchasing decisions to be delayed, reduced in amount or cancelled, which would reduce the overall pipeline conversion rate in a particular period of time. Because a substantial portion of our contracts are completed in the latter part of a quarter, we may not be able to adjust our cost structure quickly enough in response to a revenue shortfall resulting from a decrease in our pipeline conversion rate in any given fiscal quarter.

The trading price of our common stock may be volatile. The market for our common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated variations in operating results, rumors about our performance or solutions, devices and services, changes in expectations of future financial performance or estimates of securities analysts, governmental regulatory action, healthcare reform measures, client relationship developments, changes occurring in the securities markets in general and other factors, many of which are beyond our control. As a matter of policy, we do not generally comment on our stock price or rumors.

Furthermore, the stock market in general, and the markets for software, healthcare devices, other healthcare solutions and services and information technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

Our Directors have authority to issue preferred stock and our corporate governance documents contain anti-takeover provisions. Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be harmed by rights granted to the holders of any preferred stock that may be issued in the future.

In addition, some provisions of our Certificate of Incorporation and Bylaws could make it more difficult for a potential acquirer to acquire a majority of our outstanding voting stock. These include provisions that provide for a classified board of directors, prohibit shareholders from taking action by written consent and restrict the ability of shareholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder, unless certain conditions are met, which could have the effect of delaying or preventing a change of control.

Factors that May Affect Future Results of Operations, Financial Condition or Business

Statements made in this report, the Annual Report to Shareholders of which this report is made a part, other reports and proxy statements filed with the Securities and Exchange Commission (SEC), communications to shareholders, press releases and oral statements made by representatives of the Company that are not historical in nature, or that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Forward-looking statements can often be identified by the use of forward-looking terminology, such as "could," "should," "will," "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," "plan," "guidance" or "estimate" or the negative of these words, variations thereof or similar expressions. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. It is important to note that any such performance and actual results, financial condition or business, could differ materially from those expressed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Item 1A. Risk Factors and elsewhere herein or in other reports filed with the SEC. Other unforeseen factors not identified herein could also have such an effect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our properties consist mainly of owned and leased office and data center facilities.

Our United States corporate world headquarters operations are located in a Company-owned office park (the Headquarters Campus) in North Kansas City, Missouri. The Headquarters Campus and two other nearby locations, collectively contain approximately 1.43 million gross square feet of useable space and land capable of housing approximately 300,000 square feet of future building development. The Headquarters Campus primarily houses office space, but also includes space for other business needs, such as our Healthe Clinic and our Headquarters Campus data center.

Other company owned office space, known as the Innovation Campus, houses associates from our intellectual property organizations and consists of 790,000 gross square feet of useable space located in Kansas City, Missouri.

Our Cerner-operated data center facilities, which are used to provide remote hosting, disaster recovery and other services to our clients, are located at the Headquarters Campus and a leased facility in Lee's Summit, Missouri.

As of the end of 2010, we leased additional office space in Beverly Hills and Garden Grove, California; Denver, Colorado; Jacksonville, Florida; Lenexa, Kansas; Waltham, Massachusetts; Minneapolis and Rochester, Minnesota; Columbia, Missouri; N. Kansas City, Missouri; Kansas City, Missouri; Blue Bell, Pennsylvania; and Vienna, Virginia. Globally, we also leased office space in: Brisbane, Sydney and Melbourne, Australia; London-Ontario, Canada; Santiago, Chile; London, England; Paris, France; Herzogenrath and Idstein, Germany; Bangalore, India; Dublin, Ireland; Kuala Lumpur, Malaysia; Riyadh, Saudi Arabia; Singapore; Madrid, Spain; and, Abu Dhabi and Dubai, United Arab Emirates.

Item 3. Legal Proceedings

We have no material pending litigation.

Item 4. Removed and Reserved

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on *The NASDAQ Global Select Market*℠ under the symbol CERN. The following table sets forth the high, low and last sales prices for the fiscal quarters of 2010 and 2009 as reported by *The Nasdaq Stock Market®*.

	2010			2009		
	High	Low	Last	High	Low	Last
First Quarter	$ 90.72	$ 75.66	$ 85.73	$ 46.40	$ 33.72	$ 43.29
Second Quarter	91.58	75.00	76.10	63.82	41.88	60.05
Third Quarter	85.03	72.85	85.03	75.17	56.80	72.50
Fourth Quarter	96.16	84.72	94.74	85.51	73.53	82.44

At February 10, 2011, there were approximately 1,043 owners of record. To date, we have paid no cash dividends and we do not intend to pay cash dividends in the foreseeable future. We believe it is in the shareholders' best interest for us to reinvest funds in the operation of the business.

In March 2008, our Board of Directors authorized a stock repurchase program for $45 million of our Common Stock. There were no shares repurchased by us during the quarter or the year ended January 1, 2011.

Item 6. Selected Financial Data

(In thousands, except per share data)	2010	2009	2008	2007	2006
	(1)	(1)	(1)(2)	(1)(3)(4)(5)	(1)(6)
Statement of Earnings Data:					
Revenues	$1,850,222	$1,671,864	$1,676,028	$1,519,877	$1,378,038
Operating earnings	359,333	292,006	278,885	204,083	166,167
Earnings before income taxes	362,212	292,681	281,431	203,967	167,544
Net earnings	237,272	193,465	188,658	127,125	109,891
Earnings per share:					
Basic	2.88	2.39	2.34	1.60	1.41
Diluted	2.78	2.31	2.26	1.53	1.34
Weighted average shares outstanding:					
Basic	82,458	80,981	80,549	79,395	77,691
Diluted	85,424	83,882	83,435	83,218	81,723
Balance Sheet Data:					
Working capital	$ 840,129	$ 788,232	$ 517,650	$ 530,441	$ 444,656
Total assets	2,422,790	2,148,567	1,880,988	1,689,956	1,496,433
Long-term debt, excl. current installments	67,923	95,506	111,370	177,606	187,391
Cerner Corporation stockholders' equity	1,905,297	1,580,678	1,311,009	1,132,428	922,294

(1) Includes share-based compensation expense recognized. The impact of including this expense is as follows:

(In thousands except share data)	2010	2009	2008	2007	2006
Total stock-based compensation expense	$ 24,903	$ 16,842	$ 15,144	$ 16,189	$ 19,021
Amount of related income tax benefit	(9,329)	(6,274)	(5,641)	(6,030)	(7,275)
Net impact on earnings	$ 15,574	$ 10,568	$ 9,503	$ 10,159	$ 11,746
Decrease to diluted earnings per share	$ 0.18	$ 0.12	$ 0.11	$ 0.12	$ 0.14

(2) Includes expense related to a settlement with a third party provider of software related to the use of the third party's software in our remote hosting business. The settlement included compensation for the use of the software for periods prior to 2008 as well as compensation for licenses of the software for future use for existing and additional clients through January 2009. Of the total settlement amount, we determined that $5.0 million should have been recorded in prior periods, primarily 2005 through 2007. Based on this valuation, 2008 results include an increase of $8.0 million to sales and client service expense, a decrease of $5.0 million to net earnings, and a decrease of $0.06 to diluted earnings per share that are attributable to prior periods.

(3) Includes a research and development write-off related to the *RxStation®* medication dispensing devices. In connection with production and delivery of the *RxStation* medication dispensing devices, we reviewed the accounting treatment for the *RxStation* line of devices and determined that $8.6 million of research and development activities for the *RxStation* medication dispensing devices that should have been expensed was incorrectly capitalized. The impact of this charge is a $5.4 million decrease, net of $3.2 million tax benefit, in net earnings and a decrease to diluted earnings per share of $0.06 in the year ended December 29, 2007. $2.1 million of this $5.4 million after tax amount recorded in 2007 related to periods prior to 2007.

(4) Includes a $3.1 million tax benefit recorded in 2007 related to periods prior to 2007. The tax benefit relates to the over-expensing of state income taxes, which resulted in an increase to diluted earnings per share of $0.04 in the year ended December 29, 2007.

(5) Includes an adjustment to correct the amounts previously reported for the second quarter of 2007 for a previously disclosed out-of-period tax item relating to foreign net operating losses. The effect of this adjustment increases tax expense for the year ended December 29, 2007, by $4.2 million and increases January 1, 2005 retained earnings (Shareholders' Equity) by the same amount.

(6) Includes a tax benefit of $2.0 million for adjustments relating to prior periods. This results in an increase to diluted earnings per share of $0.02.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis (MD&A) is intended to help the reader understand our results of operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements (Notes).

Our fiscal year ends on the Saturday closest to December 31. Fiscal year 2010 consisted of 52 weeks and ended on January 1, 2011; fiscal year 2009 consisted of 52 weeks and ended on January 2, 2010; and fiscal year 2008 consisted of 53 weeks and ended on January 3, 2009. All references to years in this MD&A represent fiscal years unless otherwise noted.

Management Overview

Our revenues are primarily derived by selling, implementing and supporting software solutions, clinical content, hardware, healthcare devices and services that give healthcare providers secure access to clinical, administrative and financial data in real time, allowing them to improve the quality, safety and efficiency in the delivery of healthcare. We implement the healthcare solutions as stand-alone, combined or enterprise-wide systems. *Cerner Millennium®* software solutions can be managed by our clients or in our data centers via a managed services model.

Our fundamental strategy centers on creating organic growth by investing in research and development (R&D) to create solutions and services for the healthcare industry. This strategy has driven strong growth over the long-term, as reflected in five- and ten-year compound annual revenue growth rates of 10% or more. This growth has also created an important strategic footprint in healthcare, with *Cerner®* solutions licensed by approximately 9,000 facilities around the world, including more than 2,600 hospitals; 3,500 physician practices covering more than 30,000 physicians; 500 ambulatory facilities, such as laboratories, ambulatory centers, cardiac facilities, radiology clinics and surgery centers; 800 home health facilities; and 1,600 retail pharmacies. Selling additional solutions back into this client base is an important element of our future revenue growth. We are also focused on driving growth through market share expansion by strategically aligning with healthcare providers who have not yet selected a supplier and by displacing competitors in healthcare settings that are looking to replace their current healthcare information technology (HIT) partners.

We expect to drive growth through new initiatives and services that reflect our ongoing ability to innovate and expand our reach into healthcare. Examples of these include our *CareAware®* healthcare device architecture and devices, *Cerner Healthe*™ employer services, *Cerner ITWorks*℠ services, *Cerner RevWorks*℠ services, physician practice solutions and solutions and services for the pharmaceutical market. Finally, we are focused on selling our solutions and services outside the United States. Many non-U.S. markets have a low penetration of HIT solutions and their governing bodies are in many cases focused on HIT as part of their strategy to improve the quality and lower the cost of healthcare.

Beyond our strategy for driving revenue growth, we are also focused on earnings growth. Similar to our history of growing revenue, our net earnings have increased at more than 20% compound annual rates over the most recent five- and ten-year periods. We believe we can continue driving strong levels of earnings growth and leverage key areas to create operating margin expansion. The primary areas of opportunity for margin expansion include:

- becoming more efficient at implementing our software by leveraging implementation tools and methodologies we have developed that can reduce the amount of effort required to implement our software;
- leveraging our investments in R&D by entering new markets that do not require significant incremental R&D but can contribute significantly to revenue growth; and
- leveraging our scalable business infrastructure to reduce the rate of increase in general and administrative spending to below our revenue growth rate.

We are also focused on increasing cash flow by growing earnings, reducing the use of working capital and controlling capital expenditures.

Results Overview

The Company delivered strong levels of bookings, revenues, earnings and cash flows in 2010.

New business bookings revenue in 2010, which reflects the value of executed contracts for software, hardware, professional services and managed services, was $2.0 billion, which is an increase of 9% compared to $1.8 billion in 2009. Our 2010 revenues increased 11% to $1.9 billion compared to $1.7 billion in 2009. The year-over-year increase in revenue reflects improved economic conditions and demand driven by the stimulus incentives. As discussed in the "Healthcare and Healthcare IT Industry" under Part 1, Item 1, we believe the HITECH incentives and the nation's focus on improving the efficiency and quality of healthcare will create a period of increased HIT demand in the United States.

Our 2010 net earnings increased 23% to $237.3 million compared to $193.5 million in 2009. Diluted earnings per share increased 20% to $2.78 compared to $2.31 in 2009. The 2010 and 2009 net earnings and diluted earnings per share reflect the impact of accounting for stock-based compensation using the fair value method to measure and record expense for stock options, pursuant to Accounting Standards Codification (ASC), 718, *Stock Compensation*. The effect of these expenses reduced the 2010 net earnings and diluted earnings per share by $15.6 million and $0.18, and the 2009 earnings and diluted earnings per share by $10.5 million and $0.12, respectively. The growth in net earnings and diluted earnings per share was driven primarily by strong revenue growth and continued progress with our margin expansion initiatives, particularly leveraging R&D investments and controlling general and administrative expenses. Though our full-year 2010 operating margin was 19.4%, compared to 17.5% in 2009, we achieved our long term goal of 20% operating margins in the third and fourth quarters of 2010. Over the next few years, we believe we can further expand our operating margins by 100-200 basis points per year on average.

We had cash collections of receivables of $1.9 billion in 2010 compared to $1.8 billion in 2009. Days sales outstanding decreased to 87 days for the 2010 fourth quarter compared to 91 days for 2010 third quarter and 90 days for the 2009 fourth quarter, reflecting our improved cash collections. Operating cash flows for 2010 were strong at $456.4 million compared to $347.3 million in 2009, with the growth driven by cash collections from clients.

Healthcare Information Technology Market Outlook

We have provided a detailed assessment of the healthcare information technology market under Part I, Item 1, The Healthcare and Healthcare IT Industry.

Results of Operations

Fiscal Year 2010 Compared to Fiscal Year 2009

(In thousands)	2010	% of Revenue	2009	% of Revenue	% Change
Revenues					
System sales	$ 550,792	30%	$ 504,561	30%	9%
Support and maintenance	517,494	28%	493,193	29%	5%
Services	749,483	40%	643,678	39%	16%
Reimbursed travel	32,453	2%	30,432	2%	7%
Total revenues	1,850,222	100%	1,671,864	100%	11%
Costs of revenue					
Costs of revenue	320,356	17%	281,198	17%	14%
Total margin	*1,529,866*	83%	*1,390,666*	83%	10%
Operating expenses					
Sales and client	767,152	42%	700,639	42%	9%
Software development	272,851	15%	271,051	16%	1%
General and administrative	130,530	7%	126,970	8%	3%
Total operating expenses	1,170,533	64%	1,098,660	66%	7%
Total costs and expenses	1,490,889	81%	1,379,858	83%	8%
Operating earnings	359,333	19%	292,006	17%	23%
Interest income (expense), net	3,439		308		
Other income (expense), net	(560)		367		
Income taxes	(124,940)		(99,216)		
Net earnings	$ 237,272		$ 193,465		23%

Revenues & Backlog

Revenues increased 11% to $1.9 billion in 2010, compared to $1.7 billion 2009.

- System sales, which include revenues from the sale of software, technology resale (hardware and sublicensed software), deployment period licensed software upgrade rights, installation fees, transaction processing and subscriptions, increased 9% to $550.8 million in 2010 from $504.6 million in 2009. The increase in system sales was driven by a strong increase in licensed software and technology resale.
- Support and maintenance revenues increased 5% to $517.5 million in 2010 compared to $493.2 million in 2009. This increase is attributable to continued success at selling *Cerner Millennium* applications, implementing them at client sites and initiating billing for support and maintenance fees. We expect support and maintenance revenues will continue to grow as the base of installed *Cerner Millennium* systems grow.
- Services revenue, which includes professional services excluding installation and managed services increased 16% to $749.5 million in 2010 compared to $643.7 million in 2009. This increase is driven by growth in *CernerWorks*SM managed services as a result of continued demand for our hosting services and an increase in professional services due to increased implementation activities.

Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 19% in 2010 compared to 2009. This increase was driven by growth in new business bookings during the past four quarters, including continued strong levels of managed services bookings that typically have longer contract terms.

A summary of our total backlog for 2010 and 2009 follows:

(In thousands)	2010	2009
Contract backlog	$ 4,285,267	$ 3,591,026
Support and maintenance backlog	654,913	620,616
Total backlog	$ 4,940,180	$ 4,211,642

Costs of Revenue

Cost of revenues remained flat at 17% of total revenues in 2010 and 2009. The cost of revenues includes the cost of reimbursed travel expense, sales commissions, third party consulting services and subscription content, computer hardware and sublicensed software purchased from hardware and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, maintenance, support, services and reimbursed travel) carrying different margin rates changes from period to period. Costs of revenues does not include the costs of our client service personnel who are responsible for delivering our service offerings, such costs are included in sales and client service expense.

Operating Expenses

Total operating expenses increased 7% in 2010 to $1.2 billion as compared to $1.1 billion in 2009.

- Sales and client service expenses as a percent of total revenues were 42% in 2010 and 2009. These expenses increased 9% to $767.2 million in 2010, from $700.6 million in 2009. Sales and client service expenses include salaries of sales and client service personnel, depreciation and other expenses associated with our *CernerWorks* managed service business, communications expenses, unreimbursed travel expenses, expense for share-based payments, sales and marketing salaries and trade show and advertising costs. The increase was primarily attributable to growth in the managed services business, a higher level of professional services expenses and an increase in bad debt expense.
- Software development expenses as a percent of revenue were 15% in 2010, as compared to 16% in 2009. These expenses increased 1% in 2010 to $272.9 million, from $271.1 million in 2009. Expenditures for software development in 2010 reflect continued development and enhancement of the *Cerner Millennium* platform and software solutions and investments in new growth initiatives. Although these expenses increased in 2010, the reduction as a percent of revenue reflects our ongoing efforts to control spending relative to revenue growth. Because of the strong platform we have built, we are able to continue advancing our solutions and investing in new solutions without large increases in spending. A summary of our total software development expense in 2010 and 2009 is as follows:

	For the Years Ended	
(In thousands)	2010	2009
Software development costs	$ 284,836	$ 285,187
Capitalized software costs	(79,631)	(76,876)
Capitalized costs related to share-based payments	(1,348)	(871)
Amortization of capitalized software costs	68,994	63,611
Total software development expense	$ 272,851	$ 271,051

- General and administrative expenses as a percent of total revenues were 7% in 2010, as compared to 8% in 2009. These expenses increased 3% to $130.5 million in 2010 from $127.0 million in 2009. General and administrative expenses include salaries for corporate, financial and administrative staff, utilities, communications expenses, professional fees, the transaction gains or losses on foreign currency and expense for share-based payments. The overall increase in general and administrative expenses was driven by a net transaction loss on foreign currency of $0.9 million in 2010 compared to a gain of $4.0 million in 2009. Additionally, increased corporate personnel costs were offset by a decrease in amortization expense driven by certain intangible assets being fully amortized at the end of 2009.

Non-Operating Items

- Net interest income was $3.4 million in 2010, compared with net interest income of $0.3 million in 2009. Interest income increased to $10.3 million in 2010 from $8.8 million in 2009, due primarily to growth in investments and an increase in investment returns. Interest expense decreased to $6.9 million in 2010 from $8.5 million in 2009, due to payments on our long-term debt.
- Other expense was $0.6 million in 2010, compared to other income of $0.4 million in 2009. Other income and expense in 2010 and 2009 includes offsetting unrealized gains and losses included in earnings related to our auction rate securities and put-like settlement feature in the amounts of $9.3 million and $10.5 million, respectively. Refer to Liquidity and Capital Resources within this MD&A and Notes (3) and (4) of the notes to consolidated financial statements for additional information on our auction rate securities.
- Our effective tax rate was 34% in 2010 and 2009. There were no material changes impacting the effective tax rate between 2010 and 2009.

Operations by Segment

We have two operating segments, Domestic and Global. The Domestic segment includes revenue contributions and expenditures associated with business activity in the United States. The Global segment includes revenue contributions and expenditures linked to business activity in Aruba, Australia, Austria, Belgium, Canada, Cayman Islands, Chile, China (Hong Kong), Egypt, England, France, Germany, India, Ireland, Malaysia, Puerto Rico, Saudi Arabia, Singapore, Spain, Sweden, Switzerland and the United Arab Emirates.

The following table presents a summary of our operating segment information for the years ended 2010 and 2009:

(In thousands)	**2010**	***% of Revenue***	**2009**	***% of Revenue***	**% Change**
Domestic Segment					
Revenues	$ 1,562,563	*100%*	$ 1,398,715	*100%*	12%
Costs of revenue	272,385	*17%*	240,847	*17%*	13%
Operating expenses	417,181	*27%*	372,370	*27%*	12%
Total costs and expenses	689,566	*44%*	613,217	*44%*	12%
Domestic operating earnings	872,997	*56%*	785,498	*56%*	11%
Global Segment					
Revenues	287,659	*100%*	273,149	*100%*	5%
Costs of revenue	47,971	*17%*	40,351	*15%*	19%
Operating expenses	124,546	*43%*	130,256	*48%*	-4%
Total costs and expenses	172,517	*60%*	170,607	*62%*	1%
Global operating earnings	115,142	*40%*	102,542	*38%*	12%
Other, net	(628,806)		(596,034)		5%
Consolidated operating earnings	$ 359,333		$ 292,006		23%

Domestic Segment

- Revenues increased 12% to $1.6 billion in 2010 from $1.4 billion in 2009. This increase was driven by growth across all lines of business with the strongest growth in licensed software, managed services and professional services.
- Cost of revenues remained flat at 17% of revenues in both 2010 and 2009.
- Operating expenses increased 12% to $417.2 million in 2010, from $372.4 million in 2009, due primarily to growth in managed services expense, professional services expense and bad debt expense.

Global Segment

- Revenues increased 5% to $287.7 million in 2010 from $273.1 million in 2009. This increase was driven by improved licensed software, technology resale and support revenue, mostly from United Kingdom and the Middle East region, slightly offset by a decline from France. A change in estimates for certain contracts that rely on estimates as part of contract accounting also contributed to the increase.
- Cost of revenues was 17% and 15% of revenues in 2010 and 2009, respectively. The higher cost of revenues in 2010 was driven by the increase in technology resale, which carries a higher cost of revenue.
- Operating expenses decreased 4% to $124.5 million in 2010, from $130.3 million in 2009, primarily due to a decrease in personnel-related professional services expense, partially offset by an increase in bad debt expense.

Other, net

Operating results not attributed to an operating segment include expenses, such as software development, marketing, general and administrative, stock-based compensation and depreciation. These expenses increased 5% to $628.8 million in 2010 from $596.0 million in 2009. This increase was primarily due to growth in corporate and development personnel costs, stock compensation cost and the previously discussed impact of foreign currency transaction gains and losses.

Fiscal Year 2009 Compared to Fiscal Year 2008

(In thousands)	**2009**	**% of Revenue**	**2008**	**% of Revenue**	**% Change**
Revenues					
System sales	$ 504,561	*30%*	$ 522,373	*31%*	-3%
Support and maintenance	493,193	*29%*	472,579	*28%*	4%
Services	643,678	*39%*	643,317	*39%*	0%
Reimbursed travel	30,432	*2%*	37,759	*2%*	-19%
Total revenues	1,671,864	*100%*	1,676,028	*100%*	0%
Costs of revenue					
Costs of revenue	281,198	*17%*	296,063	*18%*	-5%
Total margin	*1,390,666*	*83%*	*1,379,965*	*82%*	*1%*
Operating expenses					
Sales and client	700,639	*42%*	715,512	*43%*	-2%
Software development	271,051	*16%*	272,519	*16%*	-1%
General and administrative	126,970	*8%*	113,049	*7%*	12%
Total operating expenses	1,098,660	*66%*	1,101,080	*66%*	0%
Total costs and expenses	1,379,858	*83%*	1,397,143	*83%*	-1%
Operating earnings	292,006	*17%*	278,885	*17%*	5%
Interest income (expense), net	308		3,056		
Other income (expense), net	367		(510)		
Income taxes	(99,216)		(92,773)		
Net earnings	$ 193,465		$ 188,658		3%

Our 2008 consolidated and global segment revenues and margin included a cumulative catch-up adjustment recognized in the fourth quarter, in the amount of $28.6 million, resulting from a significant change in accounting estimate related to our contract in London. The majority of the catch-up adjustment revenue was included in support, maintenance and services.

Revenues and Backlog

Revenues were $1.7 billion in 2009, which was flat compared to 2008.

- System sales decreased 3% to $504.6 million in 2009 from $522.4 million in 2008. The decrease in system sales was driven by a decline in technology resale, with licensed software basically flat and subscriptions increasing slightly.
- Support and maintenance revenues increased 4% to $493.2 million in 2009 compared to $472.6 million in 2008. This increase was attributable to continued success at selling *Cerner Millennium* applications, implementing them at client sites and initiating billing for support and maintenance fees. The growth rate of support and maintenance revenue was negatively impacted by the extra week in 2008 (53) compared to 2009 (52) and the catch-up adjustment in 2008.
- Services revenue remained flat, with growth in *CernerWorks*℠ managed services being offset by declines in professional services. The decline in professional services reflected the impact of the economy and lower billable headcount in 2009 compared to 2008.

Contract backlog increased 23% in 2009 compared to 2008. This increase was driven by growth in new business bookings during the past four quarters, including continued strong levels of managed services bookings that typically have longer contract terms. In the second quarter of 2008, contract backlog was reduced by approximately $178.0 million as a result of the contract withdrawal by Fujitsu Limited as the prime contractor in the southern region of England. A summary of our total backlog for 2009 and 2008 follows:

(In thousands)	**2009**	**2008**
Contract backlog	$ 3,591,026	$ 2,907,762
Support and maintenance backlog	620,616	580,915
Total backlog	$ 4,211,642	$ 3,488,677

Costs of Revenue

Cost of revenues was 17% of total revenues in 2009, as compared to 18% in 2008, with the slightly lower level reflective of the decline in technology resale, which includes higher third party costs.

Operating Expenses

Total operating expenses remained flat in 2009 at $1.1 billion as compared to 2008.

- Sales and client service expenses as a percent of total revenues were 42% in 2009, as compared to 43% in 2008. These expenses decreased 2% to $700.6 million in 2009, from $715.5 million in 2008. The decrease was primarily attributable to lower professional services expense, partially offset by growth in the managed services business.
- Software development expense decreased 1% in 2009 to $271.1 million, from $272.5 million in 2008. Expenditures for software development in 2009 reflected continued development and enhancement of the *Cerner Millennium* platform and software solutions and investments in new growth initiatives. A summary of our total software development expense in 2009 and 2008 is as follows:

(In thousands)	For the Years Ended 2009	2008
Software development costs	$ 285,187	$ 291,368
Capitalized software costs	(76,876)	(69,039)
Capitalized costs related to share-based payments	(871)	(942)
Amortization of capitalized software costs	63,611	51,132
Total software development expense	$ 271,051	$ 272,519

- General and administrative expenses as a percent of total revenues were 8% in 2009, as compared to 7% in 2008. These expenses increased 12% to $127.0 million in 2009 from $113.0 million in 2008. We recorded a net transaction gain on foreign currency of $4.0 million and $9.9 million in 2009 and 2008, respectively. The lower gain in 2009 compared to 2008 was the primary reason for the increase in general and administrative expenses, with the balance driven by legal fees and other corporate expenses.

Non-Operating Items

- Net interest income was $0.3 million in 2009, compared with net interest income of $3.1 million in 2008. Interest income decreased to $8.8 million in 2009 from $13.6 million in 2008, due primarily to a decline in investment returns. Interest expense decreased to $8.5 million in 2009 from $10.5 million in 2008, due primarily to a reduction in long-term debt.
- Other income was $0.4 million in 2009, compared to other expense of $0.5 million in 2008. Other income and expense in 2009 and 2008 included offsetting unrealized gains and losses included in earnings related to our auction rate securities and put-like settlement feature in the amounts of $10.5 million and $19.9 million, respectively. Refer to Liquidity and Capital Resources within this MD&A and Notes (3) and (4) of the notes to consolidated financial statements for additional information on our auction rate securities.
- Our effective tax rate was 34% and 33% in 2009 and 2008, respectively. This net increase was primarily due to higher tax expense recorded at the statutory rates of approximately $5.0 million and prior period tax expense of $2.3 million, offset by a decrease in our unrecognized tax benefits of $5.6 million. The tax rate for 2008 was slightly lower than normal due to strong income levels from global regions that have lower tax rates. Tax expense for 2009 included expense of approximately $2.3 million and 2008 included benefits of approximately $2.9 million for corrections relating to prior periods.

Operations by Segment

The following table presents a summary of our operating segment information for the years ended 2009 and 2008:

(In thousands)	2009	*% of Revenue*	2008	*% of Revenue*	% Change
Domestic Segment					
Revenues	$ 1,398,715	*100%*	$ 1,307,510	*100%*	7%
Costs of revenue	240,847	*17%*	225,955	*17%*	7%
Operating expenses	372,370	*27%*	361,213	*28%*	3%
Total costs and expenses	613,217	*44%*	587,168	*45%*	4%
Domestic operating earnings	785,498	*56%*	720,342	*55%*	9%
Global Segment					
Revenues	273,149	*100%*	368,518	*100%*	-26%
Costs of revenue	40,351	*15%*	70,108	*19%*	-42%
Operating expenses	130,256	*48%*	150,729	*41%*	-14%
Total costs and expenses	170,607	*62%*	220,837	*60%*	-23%
Global operating earnings	102,542	*38%*	147,681	*40%*	-31%
Other, net	(596,034)		(589,138)		1%
Consolidated operating earnings	$ 292,006		$ 278,885		5%

Domestic Segment

- Revenues increased 7% to $1.4 billion in 2009 from $1.3 billion in 2008. This increase was driven by growth in managed services, licensed software, technology resale, and support and maintenance, partially offset by a decline in professional services.
- Cost of revenues was 17% of revenues in both 2009 and 2008.
- Operating expenses increased 3% to $372.4 million in 2009, from $361.2 million in 2008, due primarily to growth in managed services.
- Operating earnings of the Domestic segment increased 9% to $785.5 million in 2009 from $720.3 million in 2008.

Global Segment

- Revenues decreased 26% to $273.1 million in 2009 from $368.5 million in 2008. This decrease was driven by the previously discussed cumulative catch-up adjustment in 2008 and a decline in revenue from Middle Eastern and European countries resulting from the challenging global economic conditions.
- Cost of revenues was 15% and 19% of revenues in 2009 and 2008, respectively. The lower cost of revenues was driven by a lower mix of hardware revenues in 2009.
- Operating expenses decreased 14% to $130.3 million in 2009, from $150.7 million in 2008, primarily due to a decrease in professional services expense.
- Operating earnings of the Global segment decreased 31% to $102.5 million in 2009 from $147.7 million in 2008. This decline was driven by the catch-up adjustment in 2008 and the lower level of revenues in 2009.

Other, net

Operating results not attributed to an operating segment include expenses, such as software development, marketing, general and administrative, stock-based compensation and depreciation. These expenses increased 1% to $596.0 million in 2009 from $589.1 million in 2008.

Liquidity and Capital Resources

Our liquidity is influenced by many factors, including the amount and timing of our revenues, our cash collections from our clients, and the amount we invest in software development, acquisitions and capital expenditures.

Our principal sources of liquidity are our cash, cash equivalents, which consist of money market funds, time deposits and bonds with original maturities of less than 90 days and short-term investments. At the end of 2010, we had cash of $170.3 million, cash equivalents of $44.2 million and short-term investments of $356.5 million, as compared to cash of $144.8 million, cash equivalents of $97.0 million and short-term investments of $317.1 million at the end of 2009.

Additionally, we maintain a $90 million, multi-year revolving credit facility, which provides an unsecured revolving line of credit for working capital purposes. Interest is payable at a rate based on prime or LIBOR plus a spread that varies depending on the net worth ratios maintained. The agreement provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends and contains certain net worth, current ratio and fixed charge coverage covenants, which as of the end of 2010, we were in compliance with. The current agreement expires on May 31, 2013. As of the end of 2010, we had no outstanding borrowings under this agreement; however, we have $13.6 million of outstanding letters of credit, which reduced our available borrowing capacity to $76.4 million.

We believe that our present cash position, together with cash generated from operations, short-term investments and, if necessary, our available lines of credit, will be sufficient to meet anticipated cash requirements during 2011.

During the second quarter of 2008, Fujitsu Services Limited's (Fujitsu) contract as the prime contractor in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in the Southern region of England was terminated by the NHS. This had the effect of automatically terminating our subcontract for the project. We are in dispute with Fujitsu regarding Fujitsu's obligation to pay the amounts comprised of accounts receivable and contracts receivable related to that subcontract, and we are working with Fujitsu to resolve these issues based on processes provided for in the contract. Part of that process requires resolution of disputes between Fujitsu and the NHS regarding the contract termination. During the 2009 fourth quarter certain events occurred in the resolution process between Fujitsu and the NHS which reduced the likelihood the matter will be resolved in the next 12 months. Therefore we reclassified the receivables, which represented more than 10% of our net receivables, from current assets to other long term assets during the 2009 fourth quarter. The circumstances surrounding these receivables remained unchanged at the end of 2010 and represent the significant majority of other long-term assets at the end of 2010 and 2009. While the ultimate collectability of the receivables pursuant to this process is uncertain, management believes that it has valid and equitable grounds for recovery of such amounts and that collection of recorded amounts is probable.

In February and March 2008, liquidity issues in the global credit markets resulted in the progressive failure of auctions representing all the auction rate securities held by us. These conditions persisted through the remainder of 2008 and into 2009. During the fourth quarter of 2008, we entered into a settlement agreement with the investment firm that sold us the auction rate securities. Under the terms of the settlement agreement, we received the right to redeem the securities at par value during a period from mid-2010 through mid-2012. The settlement was in effect a put-like instrument with a fair value generally equal to the difference between the auction rate securities' fair value and par value. At the end of 2010, we held auction rate securities with a par value of $18.5 million, which approximated fair value, as all outstanding auction rate securities were subsequently called at par value by the issuer in January 2011. For a more detailed discussion of the auction rate securities, please refer to Note (3), Cash and Investments, in the Consolidated Financial Statements.

The following table provides details about our cash flows in 2010, 2009 and 2008:

(In thousands)	For the Years Ended 2010	2009	2008
Cash flows from operating activities	$ 456,444	$ 347,291	$ 281,802
Cash flows from investing activities	(520,896)	(394,321)	(170,607)
Cash flows from financing activities	34,841	16,770	(11,654)
Effect of exchange rate changes on cash	2,399	1,489	(11,961)
Total change in cash and cash equivalents	(27,212)	(28,771)	87,580
Cash and cash equivalents at beginning of period	241,723	270,494	182,914
Cash and cash equivalents at end of period	$ 214,511	$ 241,723	$ 270,494
Free cash flow (non-GAAP)	$ 273,154	$ 138,279	$ 103,605

Cash Flows from Operating Activities

(In thousands)	For the Years Ended 2010	2009	2008
Cash collections from clients	$ 1,900,145	$ 1,780,127	$ 1,729,526
Cash paid to employees and suppliers and other	(1,315,077)	(1,377,139)	(1,381,146)
Cash paid for interest	(6,887)	(8,583)	(10,512)
Cash paid for taxes, net of refund	(121,737)	(47,114)	(56,066)
Total cash from operations	$ 456,444	$ 347,291	$ 281,802

Cash flows from operations increased $109.2 million in 2010 compared to 2009 and $65.5 million in 2009 compared to 2008 primarily due to increased cash collections from clients. During 2010, 2009 and 2008, we received total client cash collections of $1.90 billion, $1.78 billion and $1.73 billion, respectively, of which approximately 4%, 3% and 5% were received from third party client financing arrangements and non-recourse payment assignments, respectively. Days sales outstanding decreased to 87 days for the 2010 fourth quarter compared to 91 days for 2010 third quarter and 90 days for the 2009 fourth quarter, reflecting our improved cash collections. Revenues provided under support and maintenance agreements represent recurring cash flows. Support and maintenance revenues increased 5% in 2010 and 4% in 2009, and we expect these revenues to continue to grow as the base of installed *Cerner Millennium* systems grows.

Cash Flows from Investing Activities

(In thousands)	For the Years Ended 2010	2009	2008
Capital purchases	$ (102,311)	$ (131,265)	$ (108,099)
Capitalized software development costs	(80,979)	(77,747)	(70,098)
Purchases of investments, net of maturities	(312,340)	(169,295)	17,510
Other, net	(25,266)	(16,014)	(9,920)
Total cash flows from investing activities	$ (520,896)	$ (394,321)	$ (170,607)

Cash flows from investing activities consists primarily of capital spending and our short-term investment activities. Capital spending consists of capitalized equipment purchases primarily to support growth in our *CernerWorks* managed services business, capitalized land, building and improvement purchases to support our facilities requirements and capitalized spending to support our ongoing software development initiatives. Capital spending in 2011 is expected to increase from our 2010 levels, however we also expect strong levels of free cash flow.

In addition, during the first quarter 2010, we completed our acquisition of IMC Health Care, Inc. for approximately $14.5 million, net of the cash acquired.

Cash Flows from Financing Activities

	For the Years Ended		
(In thousands)	**2010**	**2009**	**2008**
Line of credit and long-term debt borrowings and repayments, net	$ (27,625)	$ (32,352)	$ (15,317)
Cash from option exercises (incl. excess tax benefits)	60,950	47,234	24,530
Purchase of treasury stock	-	-	(28,002)
Other, net	1,516	1,888	7,135
Total cash flows from financing activities	$ 34,841	$ 16,770	$ (11,654)

Our primary financing obligations are long-term debt repayments. In the fourth quarter of 2009, we commenced payment on the first of seven equal annual installments on our 5.54% Great Britain Pound denominated Note Agreement as well as on the first of four equal annual installments on our 6.42% Series B Senior Notes. Based on debts currently outstanding and current exchange rates, we expect our debt repayments to approximate $25 million per year through 2012 and approximately $15 million per year from 2013 through 2015.

Free Cash Flow

	For the Years Ended		
(In thousands)	**2010**	**2009**	**2008**
Cash flows from operating activities	$ 456,444	$ 347,291	$ 281,802
Capital purchases	(102,311)	(131,265)	(108,099)
Capitalized software development costs	(80,979)	(77,747)	(70,098)
Free cash flow (non-GAAP)	$ 273,154	$ 138,279	$ 103,605

Free Cash Flow increased $134.9 million in 2010 as compared to 2009, which we believe reflects continued strengthening of our earnings quality. Free Cash Flow is a non-GAAP financial measure used by management along with GAAP results to analyze our earnings quality and overall cash generation of the business. The presentation of Free Cash Flow is not meant to be considered in isolation, as a substitute for, or superior to, GAAP results and investors should be aware that non-GAAP measures have inherent limitations and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Free Cash Flow may also be different from similar non-GAAP financial measures used by other companies and may not be comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation. We believe Free Cash Flow is important to enable investors to better understand and evaluate our ongoing operating results and allows for greater transparency in the review of our overall financial, operational and economic performance.

Contractual Obligations, Commitments and Off Balance Sheet Arrangements

The following table represents a summary of our contractual obligations and commercial commitments, excluding interest, at the end of 2010, except short-term purchase order commitments arising in the ordinary course of business.

	Payments due by period						
(In thousands)	2011	2012	2013	2014	2015	2016 and thereafter	Total
Long-term debt obligations	$ 24,695	$ 24,351	$ 14,488	$ 14,488	$ 14,488	$ -	$ 92,510
Capital lease obligations	142	108	-	-	-	-	250
Operating lease obligations	23,646	21,891	19,847	17,564	11,392	48,799	143,139
Purchase obligations	18,810	13,707	7,850	6,515	3,263	13,291	63,436
Uncertain tax positions	243	3,816	3,427	6,614	-	-	14,100
Total	$ 67,536	$ 63,873	$ 45,612	$ 45,181	$ 29,143	$ 62,090	$ 313,435

We have no off-balance sheet arrangements. The effects of inflation on our business during 2010, 2009 and 2008 were not significant.

Recent Accounting Pronouncements

During 2009, the Financial Accounting Standards Board (FASB) issued guidance on revenue recognition for non-software elements that became effective for us beginning on January 2, 2011. Under the new guidance an entity is required to apply the relative selling price allocation method in order to estimate selling price for all units of accounting, including delivered items, when vendor-specific objective evidence (VSOE) or acceptable third party evidence (TPE) does not exist. In addition, expanded disclosures are required to provide both qualitative and quantitative information about the significant judgments made in applying the guidance and subsequent changes in those judgments that may significantly affect the timing or amount of revenue recognition. Further, for arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are assessing the adoption of the new guidance and do not believe it will have a material impact on our financial position and results of operations.

Critical Accounting Policies

We believe that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amount of revenue and other significant areas involving our judgments and estimates. These significant accounting policies relate to revenue recognition, software development, potential impairments of goodwill and income taxes. These policies and our procedures related to these policies are described in detail below and under specific areas within this MD&A. In addition, Note (1) to the consolidated financial statements expands upon discussion of our accounting policies.

Revenue Recognition

We recognize revenue within our multiple element arrangements, including software and software-related services, using the residual method. Key factors in our revenue recognition model are our assessments that installation services are essential to the functionality of our software whereas implementation services are not; and the length of time it takes for us to achieve the delivery and installation milestones for our licensed software. If our business model were to change such that implementation services are deemed to be essential to the functionality of our software, the period of time over which our licensed software revenue would be recognized would lengthen. We generally recognize revenue from the sale of our licensed software over two key milestones, delivery and installation, based on percentages that reflect the underlying effort from planning to installation. Generally, both milestones are achieved in the quarter the contracts are executed. If the period of time to achieve our delivery and installation milestones for our licensed software were to lengthen, our milestones would be adjusted and the timing of revenue recognition for our licensed software could materially change.

We also recognize revenue for certain projects using the percentage of completion method. Our revenue recognition is dependent upon our ability to reliably estimate the direct labor hours to complete a project which generally can span several years. We utilize our historical project experience and detailed planning process as a basis for our future estimates to complete current projects. Significant delays in completion of the projects, unforeseen cost increases or penalties could result in significant reductions to revenue and margins on these contracts. The actual project results can be significantly different from the estimated results. When adjustments are indentified near or at the end of a project, the full impact of the change in estimate is recognized in that period. This can result in a material impact on our results for a single reporting period.

Software Development Costs

Costs incurred internally in creating computer software solutions and enhancements to those solutions are expensed until completion of a detailed program design, which is when we determine that technological feasibility has been established. Thereafter, all software development costs are capitalized until such time as the software solutions and enhancements are available for general release, and the capitalized costs subsequently are reported at the lower of amortized cost or net realizable value.

Net realizable value is computed as the estimated gross future revenues from each software solution less the amount of estimated future costs of completing and disposing of that product. Because the development of projected net future revenues related to our software solutions used in our net realizable value computation is based on estimates, a significant reduction in our future revenues could impact the recovery of our capitalized software development costs. We historically have not experienced significant inaccuracies in computing the net realizable value of our software solutions and the difference between the net realizable value and the unamortized cost has grown over the past three years. We expect that trend to continue in the future. If we missed our estimates of net future revenues by up to 10%, the amount of our capitalized software development costs would not be impaired.

Capitalized costs are amortized based on current and expected net future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the software solution. We are amortizing capitalized costs over five years. The five-year period over which capitalized software development costs are amortized is an estimate based upon our forecast of a reasonable useful life for the capitalized costs. Historically, use of our software programs by our clients has exceeded five years and is capable of being used a decade or more.

We expect that major software information systems companies, large information technology consulting service providers and systems integrators and others specializing in the healthcare industry may offer competitive products or services. The pace of change in the HIT market is rapid and there are frequent new product introductions, product enhancements and evolving industry standards and requirements. As a result, the capitalized software solutions may become less valuable or obsolete and could be subject to impairment.

Fair Value Measurements

We determine fair value measurements used in our consolidated financial statements based upon the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of the end of 2010, we held investments in money market funds, time deposits, commercial paper and government and corporate bonds. Auction rate securities are debt instruments with long-term nominal maturities, for which the interest rates regularly reset every 7-35 days under an auction system. Due to the lack of availability of observable market quotes on our investment portfolio of auction rate securities, we historically utilized valuation models that were based on discounted cash flow streams, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation was subject to uncertainties that were difficult to predict. If different assumptions were used for the various inputs to the valuation, including, but not limited to, assumptions involving the estimated holding periods for the auction rate securities, the estimated cash flows over those estimated lives, and the estimated discount rates, including the liquidity discount rate, applied to those cash flows, the estimated fair value of these investments could have been significantly higher or lower than the fair value we determined. At the end of 2010, we transferred our auction rate securities classified as Level 3 to Level 2 as all outstanding auction rate securities were subsequently called at par value by the issuer in January 2011.

A considerable amount of judgment and estimation was applied in the valuation of auction rate securities. In addition, we also apply judgment in determining whether the marketable securities are other-than-temporarily impaired. We typically consider the severity and duration of the decline, future prospects of the issuer and our ability and intent to hold the security to recovery.

Goodwill

Goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an annual impairment test based on fair value. We assess goodwill for impairment in the second quarter of each fiscal year and evaluate impairment indicators at each quarter end. We assessed our goodwill for impairment in the second quarters of 2010 and 2009 and concluded that goodwill was not impaired. In each respective year, the fair values of each of our reporting units exceeded their carrying amounts by a significant margin. We used a discounted cash flow analysis utilizing Level 3 inputs, to determine the fair value of the reporting units for all periods. Goodwill amounted to $161.4 million and $151.5 million at the end of 2010 and 2009, respectively. If future, anticipated cash flows from our reporting units that recognized goodwill do not materialize as expected, our goodwill could be impaired, which could result in significant charges to earnings.

Income Taxes

We make a number of assumptions and estimates in determining the appropriate amount of expense to record for income taxes. These assumptions and estimates consider the taxing jurisdictions in which we operate as well as current tax regulations. Accruals are established for estimates of tax effects for certain transactions, business structures and future projected profitability of our businesses based on our interpretation of existing facts and circumstances. If these assumptions and estimates were to change as a result of new evidence or changes in circumstances, the change in estimate could result in a material adjustment to the consolidated financial statements.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We have discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosure contained herein.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We use a foreign-currency denominated debt instrument to reduce our foreign currency exposure in the U.K. As of the end of 2010, we designated all of our Great Britain Pound (GBP) denominated long-term debt (46.4 million GBP) as a net investment hedge of our U.K. operations. Because the borrowing is denominated in pounds, we are exposed to movements in the foreign currency exchange rate between the U.S. dollar (USD) and the GPB. We estimate that a hypothetical 10% change in the foreign currency exchange rate between the USD and GBP would have impacted the unrealized loss, net of related income tax effects, of the net investment hedge recognized in other comprehensive income by approximately $5.5 million. Please refer to Notes (9) and (10) to the Consolidated Financial Statements for a more detailed discussion of the foreign-currency denominated debt instrument.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Notes required by this Item are submitted as a separate part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

N/A

Item 9.A. Controls and Procedures

a) Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the Annual Report (the Evaluation Date). They have concluded that, as of the Evaluation Date and based on the evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15, these disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. The CEO and CFO have concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. They have also concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are accumulated and communicated to the Company's management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

b) There were no changes in the Company's internal controls over financial reporting during the three months ended January 1, 2011, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

c) The Company's management, including its Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at that reasonable assurance level. However, the Company's management can provide no assurance that our disclosure controls and procedures or our internal control over financial reporting can prevent all errors and all fraud under all circumstances. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 1, 2011. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework. The Company's management has concluded that, as of January 1, 2011, the Company's internal control over financial reporting is effective based on these criteria. The Company's independent registered public accounting firm that audited the consolidated financial statements included in the annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting, which is included herein under "Report of Independent Registered Public Accounting Firm".

Item 9.B. Other Information

N/A

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 regarding our Directors will be set forth under the caption "Election of Directors" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 10 by reference.

The information required by this Item 10 concerning our Code of Business Conduct and Ethics will be set forth under the caption "Code of Business Conduct and Ethics" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning our Audit Committee and our Audit Committee financial expert will be set forth under the caption "Audit Committee" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 10 by reference.

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors since our last disclosure thereof. The names of our executive officers and their ages, titles and biographies are incorporated by reference under the caption "Executive Officers of the Registrant" under Part I, above.

Item 11. Executive Compensation

The information required by this Item 11 concerning our executive compensation will be set forth under the caption "Compensation Discussion and Analysis" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee interlocks and insider participation will be set forth under the caption "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee report will be set forth under the caption "Compensation Committee Report" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011 and is incorporated in this Item 11 by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be set forth under the caption "Voting Securities and Principal Holders Thereof" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 12 by reference.

The following table provides information about our common stock that may be issued under our equity compensation plans as of January 1, 2011.

Plan Category	Securities to be issued upon exercise of outstanding options and rights (1)	Weighted average exercise price per share (2)	Securities available for future issuance
Equity compensation plans approved by security holders(3)	7,487,305	$ 37.73	1,419,585
Equity compensation plans not approved by security holders	-	-	-
Total	7,487,305		1,419,585

(1) Includes grants of stock options, time-based and performance-based restricted stock.
(2) Includes weighted-average exercise price of outstanding stock options only.
(3) Includes the Stock Option Plan D, Stock Option Plan E, 2001 Long-Term Incentive Plan F and 2004 Long-Term Incentive Plan G. No new grants were permitted to be issued after January 1, 2005 for Stock Option Plans D and E, but some awards remain outstanding.

All other information required by this Item is incorporated by reference from the Proxy Statement under the section entitled "Principal Security Ownership and Certain Beneficial Owners."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 concerning our transactions with related parties will be set forth under the caption "Certain Transactions" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 13 by reference. The information required by this Item 13 concerning director independence will be set forth under the caption "Director Independence" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 13 by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be set forth under the caption "Relationship with Independent Registered Public Accounting Firm" in our Proxy Statement in connection with the 2011 Annual Shareholders' Meeting scheduled to be held May 27, 2011, and is incorporated in this Item 14 by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Exhibits.

(1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets -
As of January 1, 2011 and January 2, 2010

Consolidated Statements of Operations -
Years Ended January 1, 2011, January 2, 2010, and January 3, 2009

Consolidated Statements of Changes in Equity -
Years Ended January 1, 2011, January 2, 2010, and January 3, 2009

Consolidated Statements of Cash Flows -
Years Ended January 1, 2011, January 2, 2010, and January 3, 2009

Notes to Consolidated Financial Statements

(2) The following financial statement schedule and Report of Independent Registered Public Accounting Firm of the Registrant for the three-year period ended January 1, 2011 are included herein:

All other schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(3) See the Index of Exhibits immediately following the signature page of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERNER CORPORATION

Date: February 16, 2011

By:/s/Neal L. Patterson
Neal L. Patterson
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/Neal L. Patterson Neal L. Patterson, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 16, 2011
/s/Clifford W. Illig Clifford W. Illig, Vice Chairman and Director	February 16, 2011
/s/Marc G. Naughton Marc G. Naughton, Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 16, 2011
/s/Michael R. Battaglioli Michael R. Battaglioli, Vice President and Chief Accounting Officer	February 16, 2011
/s/Gerald E. Bisbee, Jr. Gerald E. Bisbee, Jr., Ph.D., Director	February 16, 2011
/s/John C. Danforth John C. Danforth, Director	February 16, 2011
/s/Linda M. Dillman Linda M. Dillman, Director	February 16, 2011
/s/William B. Neaves William B. Neaves, Ph.D., Director	February 16, 2011
/s/William D. Zollars William D. Zollars, Director	February 16, 2011

Index to Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	Exhibit	Filing Date	Filed Herewith
3(a)	Second Restated Certificate of Incorporation of the Registrant, dated December 5, 2003	10-K	3(a)	1/3/2004	
3(b)	Amended & Restated Bylaws, as amended March 31, 2010	8-K	3.2	4/6/2010	
4(a)	Specimen stock certificate	10-K	4(a)	2/28/2007	
4(b)	Amended and Restated Credit Agreement, dated November 30, 2006, among Cerner Corporation and U.S. Bank N.A., Bank of America, N.A. (successor in interest to LaSalle Bank National Association), Commerce Bank, N.A. and UMB Bank, N.A.	8-K	99.1	12/6/2006	
4(c)	First Amendment to Amended and Restated Credit Agreement, dated November 12, 2009, among Cerner Corporation, U.S. Bank National Association, Bank of America, N.A., Commerce Bank, N.A. and UMB Bank, N.A.	8-K	99.1	11/18/2009	
4(d)	Cerner Corporation Note Agreement, dated April 1, 1999, among Cerner Corporation, Principal Life Insurance Company, Principal Life Insurance Company, on behalf of one or more separate accounts, Commercial Union Life Insurance Company of America, Nippon Life Insurance Company of America, John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company, and Investors Partner Life Insurance Company	8-K	4(e)	4/23/1999	
4(e)	Note Purchase Agreement, dated December 15, 2002, among Cerner Corporation and the purchasers therein	10-K	10(x)	3/12/2003	
4(f)	Cerner Corporation Note Purchase Agreement, dated November 1, 2005, among Cerner Corporation, as issuer, and AIG Annuity Insurance Company, American General Life Insurance Company and Principal Life Insurance Company, as purchasers	8-K	99.1	11/7/2005	
10(a) *	2006 Form of Indemnification Agreement for use between the Registrant and its Directors	10-K	10(a)	2/28/2007	
10(b)*	2010 Form of Indemnification Agreement for use between the Registrant and its Directors and Section 16 Officers	8-K	99.1	6/3/2010	
10(c)*	Amended & Restated Executive Employment Agreement of Neal L. Patterson dated January 1, 2008	10-K	10(c)	2/27/2008	
10(d)*	Amended Stock Option Plan D of Registrant dated December 8, 2000	10-K	10(f)	3/30/2001	
10(e)*	Amended Stock Option Plan E of Registrant dated December 8, 2000	10-K	10(g)	3/30/2001	
10(f)*	Cerner Corporation 2001 Long-Term Incentive Plan F	DEF 14A	Annex I	4/16/2001	
10(g)*	Cerner Corporation 2004 Long-Term Incentive Plan G Amended & Restated dated October 1, 2007	10-K	10(g)	2/27/2008	
10(h)*	Cerner Corporation 2001 Associate Stock Purchase Plan as Amended and Restated dated March 1, 2010	10-Q	10(a)	4/30/2010	
10(i)*	Qualified Performance-Based Compensation Plan as Amended and Restated dated May 28, 2010	DEF 14A	Annex I	4/16/2010	
10(j)*	Form of 2010 Executive Performance Agreement	8-K	99.1	4/6/2010	
10(k)*	Cerner Corporation Executive Deferred Compensation Plan as Amended & Restated dated January 1, 2008	10-K	10(k)	2/27/2008	

10(l)*	Cerner Corporation 2005 Enhanced Severance Pay Plan as Amended & Restated dated August 15, 2010	10-Q	10a	10/29/2010	
10(m)*	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Agreement	10-K	10(v)	3/17/2005	
10(n)*	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Grant Certificate	10-Q	10(a)	11/10/2005	
10(o)*	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Director Agreement	10-K	10(x)	3/17/2005	
10(p)*	Cerner Corporation 2001 Long-Term Incentive Plan F Director Restricted Stock Agreement	10-K	10(w)	3/17/2005	
10(q)*	Cerner Corporation 2001 Long-Term Incentive Plan F Restricted Performance-Based Stock Agreement for Section 16 Officers	8-K	99.1	6/4/2010	
10(r)*	Cerner Corporation 2004 Long-Term Incentive Plan G Nonqualified Stock Option Grant Certificate	10-K	10(q)	2/27/2008	
10(s)*	Time Sharing Agreements between the Registrant and Neal L. Patterson and Clifford W. Illig both dated February 7, 2007	8-K	10.2 & 10.3	2/9/2007	
10(t)*	Notice of Change of Aircraft Provided Under Time Sharing Agreements from Registrant to Neal L. Patterson and Clifford W. Illig, both notices dated December 28, 2009	10-K	10(t)	2/22/2010	
10(u)	Interparty Agreement, dated January 19, 2010, among Kansas Unified Development, LLC, OnGoal, LLC and Cerner Corporation,	8-K	99.1	1/22/2010	
11	Computation of Registrant's Earnings Per Share. (Exhibit omitted. Information contained in notes to consolidated financial statements.)				
21	Subsidiaries of Registrant				X
23	Consent of Independent Registered Public Accounting Firm				X
31.1	Certification of Neal L. Patterson pursuant to Section 302 of Sarbanes-Oxley Act of 2002				X
31.2	Certification of Marc G. Naughton pursuant to Section 302 of Sarbanes-Oxley Act of 2002				X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002				X
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002				X
101.INS†	XBRL Instance Document				
101.SCH†	XBRL Taxonomy Extension Schema Document				
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document				
101.LAB†	XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document				
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document				

* Indicates a management contract or compensatory plan or arrangement required to be identified by item 15(a)(3).

† XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cerner Corporation:

We have audited Cerner Corporation's (the Corporation) internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting, appearing in Item 9A. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cerner Corporation maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cerner Corporation and subsidiaries as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended January 1, 2011, and our report dated February 16, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP
Kansas City, Missouri
February 16, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cerner Corporation:

We have audited the accompanying consolidated balance sheets of Cerner Corporation and subsidiaries (collectively, the Corporation) as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended January 1, 2011. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cerner Corporation and subsidiaries as of January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cerner Corporation's internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2011 expressed an unqualified opinion on the effectiveness of Cerner Corporation's internal control over financial reporting.

/s/KPMG LLP
Kansas City, Missouri
February 16, 2011

Management's Report

The management of Cerner Corporation is responsible for the consolidated financial statements and all other information presented in this report. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate to the circumstances, and, therefore, included in the financial statements are certain amounts based on management's informed estimates and judgments. Other financial information in this report is consistent with that in the consolidated financial statements. The consolidated financial statements have been audited by Cerner Corporation's independent registered public accountants and have been reviewed by the Audit Committee of the Board of Directors.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of January 1, 2011 and January 2, 2010

(In thousands, except share data)	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 214,511	$ 241,723
Short-term investments	356,501	317,113
Receivables, net	476,905	461,411
Inventory	11,036	11,242
Prepaid expenses and other	83,272	106,791
Deferred income taxes	3,836	8,055
Total current assets	1,146,061	1,146,335
Property and equipment, net	498,829	509,178
Software development costs, net	244,848	233,265
Goodwill	161,374	151,479
Intangible assets, net	38,468	33,719
Long-term investments	264,467	-
Other assets	68,743	74,591
Total assets	$ 2,422,790	$ 2,148,567
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 65,035	$ 36,893
Current installments of long-term debt	24,837	25,014
Deferred revenue	109,351	137,095
Accrued payroll and tax withholdings	86,921	80,093
Other accrued expenses	19,788	79,008
Total current liabilities	305,932	358,103
Long-term debt	67,923	95,506
Deferred income taxes and other liabilities	126,215	98,372
Deferred revenue	17,303	15,788
Total Liabilities	517,373	567,769
Stockholders' Equity:		
Cerner Corporation stockholders' equity:		
Common stock, $.01 par value, 150,000,000 shares authorized, 84,029,285 shares issued at January 1, 2011 and 82,564,708 shares issued at January 2, 2010	840	826
Additional paid-in capital	645,815	557,545
Retained earnings	1,290,835	1,053,563
Treasury stock, 790,000 shares	(28,002)	(28,002)
Accumulated other comprehensive loss, net	(4,191)	(3,254)
Total Cerner Corporation stockholders' equity	1,905,297	1,580,678
Noncontrolling interest	120	120
Total stockholders' equity	1,905,417	1,580,798
Total liabilities and stockholders' equity	$ 2,422,790	$ 2,148,567

See notes to consolidated financial statements.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended January 1, 2011, January 2, 2010 and January 3, 2009

	For the Years Ended		
(In thousands, except per share data)	2010	2009	2008
Revenues:			
System sales	$ 550,792	$ 504,561	$ 522,373
Support, maintenance and services	1,266,977	1,136,871	1,115,896
Reimbursed travel	32,453	30,432	37,759
Total revenues	1,850,222	1,671,864	1,676,028
Costs and expenses:			
Cost of system sales	221,055	186,626	197,150
Cost of support, maintenance and services	66,848	64,140	61,154
Cost of reimbursed travel	32,453	30,432	37,759
Sales and client service	767,152	700,639	715,512
Software development (Includes amortization of $68,994, $63,611 and $51,132, respectively)	272,851	271,051	272,519
General and administrative	130,530	126,970	113,049
Total costs and expenses	1,490,889	1,379,858	1,397,143
Operating earnings	359,333	292,006	278,885
Other income (expense):			
Interest income (expense), net	3,439	308	3,056
Other income (expense), net	(560)	367	(510)
Total other income (expense), net	2,879	675	2,546
Earnings before income taxes	362,212	292,681	281,431
Income taxes	(124,940)	(99,216)	(92,773)
Net earnings	$ 237,272	$ 193,465	$ 188,658
Basic earnings per share	$ 2.88	$ 2.39	$ 2.34
Diluted earnings per share	$ 2.78	$ 2.31	$ 2.26
Basic weighted average shares outstanding	82,458	80,981	80,549
Diluted weighted average shares outstanding	85,424	83,882	83,435

See notes to consolidated financial statements.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at December 30, 2007	**80,148**	**$ 801**	**$ 451,876**	**$ 671,440**	**$ -**	**$ 8,311**	
Exercise of options	895	9	15,250	-	-	-	
Employee stock option compensation expense	-	-	14,788	-	-	-	
Employee stock option compensation net excess tax benefit	-	-	9,166	-	-	-	
Purchase of treasury shares	-	-	-	-	(28,002)	-	
Foreign currency translation adjustments and other	-	-	-	-	-	(21,288)	$ (21,288)
Net earnings	-	-	-	188,658	-	-	188,658
Comprehensive Income							$ 167,370
Balance at January 3, 2009	**81,043**	**810**	**491,080**	**860,098**	**(28,002)**	**(12,977)**	
Exercise of options	1,522	16	29,773	-			
Employee stock option compensation expense	-		15,786	-	-		
Employee stock option compensation net excess tax benefit	-		20,906	-	-		
Foreign currency translation adjustments and other	-		-	-	-	9,723	$ 9,723
Net earnings	-		-	193,465	-		193,465
Comprehensive Income							$ 203,188
Balance at January 2, 2010	**82,565**	**826**	**557,545**	**1,053,563**	**(28,002)**	**(3,254)**	
Exercise of options	1,464	14	34,710	-			
Employee stock option compensation expense	-		23,723	-	-		
Employee stock option compensation net excess tax benefit	-		29,837	-	-		
Foreign currency translation adjustments and other	-		-	-	-	(937)	$ (937)
Net earnings	-		-	237,272	-		237,272
Comprehensive Income							$ 236,335
Balance at January 1, 2011	**84,029**	**$ 840**	**$ 645,815**	**$ 1,290,835**	**$ (28,002)**	**$ (4,191)**	

See notes to consolidated financial statements.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended January 1, 2011, January 2, 2010 and January 3, 2009

(In thousands)	For the Years Ended 2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 237,272	$ 193,465	$ 188,658
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	193,337	189,603	170,466
Share-based compensation expense	23,723	15,786	14,683
Provision for deferred income taxes	30,362	(4,141)	(2,521)
Changes in assets and liabilities (net of businesses acquired):			
Receivables, net	(17,370)	(46,599)	(108,072)
Inventory	188	290	(2,542)
Prepaid expenses and other	35,378	(26,350)	(11,735)
Accounts payable	30,812	(53,417)	2,320
Accrued income taxes	(42,651)	29,263	22,827
Deferred revenue	(24,618)	28,127	8,345
Other accrued liabilities	(9,989)	21,264	(627)
Net cash provided by operating activities	456,444	347,291	281,802
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital purchases	(102,311)	(131,265)	(108,099)
Capitalized software development costs	(80,979)	(77,747)	(70,098)
Purchases of investments	(803,832)	(266,776)	(488,761)
Maturities of investments	491,492	97,481	506,271
Purchase of other intangibles	(10,780)	(12,485)	(4,201)
Acquisition of businesses, net of cash acquired	(14,486)	(3,529)	(5,719)
Net cash used in investing activities	(520,896)	(394,321)	(170,607)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sale of future receivables	1,516	1,888	7,135
Proceeds from revolving line of credit and long-term debt	-	-	44,500
Repayment of revolving line of credit and long-term debt	(27,625)	(32,352)	(59,817)
Proceeds from excess tax benefits from stock compensation	26,226	17,445	9,166
Proceeds from exercise of options	34,724	29,789	15,364
Purchase of treasury stock	-	-	(28,002)
Net cash provided by (used in) financing activities	34,841	16,770	(11,654)
Effect of exchange rate changes on cash	2,399	1,489	(11,961)
Net (decrease) increase in cash and cash equivalents	(27,212)	(28,771)	87,580
Cash and cash equivalents at beginning of period	241,723	270,494	182,914
Cash and cash equivalents at end of period	$ 214,511	$ 241,723	$ 270,494
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 6,887	$ 8,583	$ 10,512
Income taxes, net of refund	121,737	47,114	56,066
Summary of acquisition transactions:			
Fair value of tangible assets acquired	$ 2,126	$ -	$ -
Fair value of intangible assets acquired	5,076	-	4,053
Fair value of goodwill acquired	11,290	3,529	1,253
Fair value of current liabilities assumed	(1,057)	-	(1,306)
Fair value of contingent liability payable	(1,725)	-	-
Cash paid for acquisition	15,710	3,529	4,000
Cash acquired	(1,224)	-	-
Net cash used	$ 14,486	$ 3,529	$ 4,000

See notes to consolidated financial statements.

(1) Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include all the accounts of Cerner Corporation and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

The consolidated financial statements were prepared using accounting principles generally accepted in the United States. These principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on the results of operations or stockholders' equity as previously reported.

Our fiscal year ends on the Saturday closest to December 31. Fiscal year 2010 consisted of 52 weeks and ended on January 1, 2011; fiscal year 2009 consisted of 52 weeks and ended on January 2, 2010; and fiscal year 2008 consisted of 53 weeks and ended on January 3, 2009. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

Nature of Operations

We design, develop, market, install, host and support healthcare information technology, healthcare devices and content solutions for healthcare organizations and consumers. We also provide a wide range of value-added services, including implementing solutions as individual, combined or enterprise-wide systems; hosting solutions in our data center; and clinical process optimization services. Furthermore, we provide fully–automated on-site employer health clinics and third party administrator health plan services for employers.

Summary of Significant Accounting Policies

(a) Revenue Recognition – We recognize software related revenue in accordance with the provisions of ASC 985-605, *Software – Revenue Recognition* and non-software related revenue in accordance with ASC 605, *Revenue Recognition*. In general, revenue is recognized when all of the following criteria have been met:

- Pervasive evidence of an arrangement exists;
- Delivery has occurred and been accepted by the client;
- Our fee is fixed, determinable and,
- Collection of the revenue is probable

The following are our major components of revenue:

- System sales – includes the licensing of computer software, deployment period upgrades, installation, content subscriptions, transaction processing and the sale of computer hardware and sublicensed software;
- Support, Maintenance and Service – includes software support and hardware maintenance, remote hosting and managed services, training, consulting and implementation services;
- Reimbursed Travel – includes reimbursable out-of-pocket expenses (primarily travel) incurred in connection with our client service activities.

We provide for several models of procurement of our information systems and related services. The predominant model involves multiple deliverables and includes a perpetual software license agreement, project-related installation services, implementation and consulting services, software support and either hosting services or computer hardware and sublicensed software, which requires that we allocate revenue to each of these elements.

Allocation of Revenue to Multiple Element Arrangements

Revenue earned on software arrangements involving multiple-elements is generally required to be allocated to each element based on the relative fair values of those elements if fair values exist for all elements of the arrangement. Since we do not have vendor specific objective evidence (VSOE) of fair values on all the elements within our multiple element arrangements, we recognize revenue using the residual method.

Under the residual method, revenue is recognized in a multiple-element arrangement when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e. professional services, software support, hardware maintenance, remote hosting services, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. licenses for software solutions including project-related installation services). We allocate revenue to each undelivered element in a multiple-element arrangement based on the element's respective fair value, with the fair value determined by the price charged when that element is sold separately. Specifically, we determine the fair value of the software support, hardware maintenance, sublicensed software support, remote hosting, subscriptions and application service provider (ASP) portions of the arrangement based on the substantive renewal price for these services charged to clients; professional services (including training and consulting) portion of the arrangement, other than installation services, based on hourly rates which we charge for these services when sold apart from a software license; and, the hardware and sublicensed software, based on the prices for these elements when they are sold separately from the software. The residual amount of the fee after allocating revenue to the fair value of the undelivered elements is attributed to the licenses for software solutions, including project-related installation services. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence can be established.

For certain arrangements, revenue for software, implementation services and, in certain cases, support services for which VSOE fair value cannot be established are accounted for as a single unit of accounting. The revenue recognized from these single units of accounting are typically allocated and classified as system sales and support, maintenance and services. If available, the VSOE fair value of the services provides the basis for support, maintenance and services allocation and the remaining residual consideration provides the basis for system sales revenue allocations. In cases where VSOE fair value of the services cannot be established, revenue is classified based on the nature of related costs incurred. The following table details these revenue classification allocations for these single units of accounting arrangements:

(In millions)	2010	2009	2008
System sales	$ 17.5	$ 18.1	$ 26.7
Support, maintenance and services	$ 88.1	$ 60.4	$ 86.6

Revenue Recognition Models for Each Element

We provide project-related installation services when licensing our software solutions, which include project-scoping services, conducting pre-installation audits and creating initial environments. We have deemed installation services to be essential to the functionality of the software, and therefore recognize the software license over the software installation period using the percentage of completion method. We measure the percentage of completion based on output measures which reflect direct labor hours incurred, beginning at software delivery and culminating at completion of installation. The installation services process length is dependent upon client specific factors and generally occurs in the same period the contracts are executed but can extend up to one year.

We provide implementation and consulting services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include database consulting, system configuration, project management, testing assistance, network consulting, post conversion review and application management services. Except for limited arrangements where our software requires significant modifications or customization, implementation and consulting services generally are not deemed to be essential to the functionality of the software, and thus do not impact the timing of the software license recognition. However, if software license fees are tied to implementation milestones, then portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable. Implementation fees are recognized over the service period, which may extend from nine months to three years for multi-phased projects.

Remote hosting and managed services are marketed under long-term arrangements generally over periods of five to 10 years. These services are typically provided to clients that have acquired a perpetual license for licensed software and have contracted with us to host the software in our data center. Under these arrangements, the client generally has the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty and it is feasible for the client to either run the software on its own equipment or contract with another party unrelated to us to host the software. Additionally, these services are not deemed to be essential to the functionality of the licensed software or other elements of the arrangement and as such, we allocate a portion of the services fee to the software and recognize it once the client has the ability to take possession of the software. The remaining services fee in these arrangements, as well as the services fees for arrangements where the client does not have the contractual right or the ability to take possession of the software at any time, are generally recognized ratably over the hosting service period.

We also offer our solutions on an ASP service model, making available time based licenses for our software functionality and providing the software solutions on a remote processing basis from our data centers. The data centers provide system and administrative support as well as processing services. Revenue on software and services provided on an ASP or term license basis is combined and recognized on a monthly basis over the term of the contract. We capitalize related direct costs consisting of third party costs and direct software installation and implementation costs associated with the initial set up of the client on the ASP service. These costs are amortized over the term of the arrangement.

Software support fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted support term. Hardware and sublicensed software maintenance revenues are recognized ratably over the contracted maintenance term.

Subscription and content fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms.

Hardware and sublicensed software sales are generally recognized when delivered to the client, assuming title and risk of loss have transferred to the client.

Where we have contractually agreed to develop new or customized software code for a client as a single element arrangement, we utilize percentage of completion accounting, labor-hours method.

Payment Arrangements

Our payment arrangements with clients typically include an initial payment due upon contract signing and date-based licensed software payment terms and payments based upon delivery for services, hardware and sublicensed software. Revenue recognition on support payments received in advance of the services being performed are deferred and classified as either current or long term deferred revenue depending on whether the revenue will be earned within one year.

We have periodically provided long-term financing options to creditworthy clients through third party financing institutions and have directly provided extended payment terms to clients from contract date. These extended payment term arrangements typically provide for date based payments over periods ranging from 12 months up to seven years. As a significant portion of the fee is due beyond one year, we have analyzed our history with these types of arrangements and have concluded that we have a standard business practice of using extended payment term arrangements and a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings, and economics without granting concessions. Accordingly, we consider the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payments.

Some of these payment streams have been assigned on a non-recourse basis to third party financing institutions. We account for the assignment of these receivables as sales. Provided all revenue recognition criteria have been met, we recognize revenue for these arrangements under our normal revenue recognition criteria, and if appropriate, net of any payment discounts from financing transactions.

NHS Initiative

In England, we have contracted with third parties to customize software and provide implementation and support services under long term arrangements (nine years). Prior to 2008 we accounted for the arrangements as single units of accounting because the arrangements require customization and development of software, and fair value for the support services had not been established. Also prior to 2008 we believed it was reasonably assured that no loss would be incurred under these arrangements and therefore we utilized the zero margin approach of applying percentage-of-completion accounting.

During 2008 we established fair value of the undelivered elements of the arrangement that are not subject to percentage of completion accounting. Also, during the fourth quarter of 2008 we realized a significant milestone in London which significantly enhances our ability to reliably estimate work effort for the remainder of the contract and estimate a minimum level of profit on the arrangement. These events, combined with our experience since the contract signed in 2006 and the experience gained in the South, allowed us to conclude that reasonably dependable work effort estimates could be produced and allow for margin recognition.

As a result, our 2008 revenues included a cumulative catch-up adjustment, resulting from the significant change in accounting estimate, in the amount of $28.6 million which represents the margin on the contract which had been previously deferred as a result of the zero margin approach of applying percentage of completion accounting. Greater than a majority of the catch-up adjustment revenue was included in support, maintenance and services. The remaining margin attributed to the services subject to percentage completion accounting will be recognized over the remaining service period until the services are complete and amounts allocated to the other support services not subject to percentage completion accounting will be recognized over the relevant support periods. The contract expires in 2014.

(b) Cash Equivalents – Cash equivalents consist of short-term marketable securities with original maturities less than 90 days.

(c) Investments – Investment securities which we have the ability and intent to hold until maturity are classified as held-to-maturity investments and are stated at amortized cost. Investment securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are stated at fair market value with changes recorded through earnings.

Our short-term investments are primarily invested in time deposits, commercial paper, government and corporate bonds. Our long-term investments are primarily invested in government and corporate bonds. All of our short-term and long-term investments are classified as held-to-maturity securities and stated at their amortized cost which approximates fair value.

Premiums are amortized and discounts are accreted over the life of the security as adjustments to interest income using the effective interest method. Interest income is recognized when earned.

Refer to Note (3) and Note (4) for a comprehensive description of these assets and their value.

(d) Concentrations – Substantially all of our cash and cash equivalents and short-term investments are held at four major financial institutions. The majority of our cash equivalents consist of money market funds. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Substantially all of our clients are integrated delivery networks, physicians, hospitals and other healthcare related organizations. If significant adverse macro-economic factors were to impact these organizations it could materially adversely affect us. Our access to certain software and hardware components is dependent upon single and sole source suppliers. The inability of any supplier to fulfill our supply requirements could affect future results.

As of the end of 2010, we had significant concentration of receivables owed to us by Fujitsu Services Limited, which are currently in dispute. Refer to Note (5) for additional information.

(e) Inventory – Inventory consists primarily of computer hardware, sublicensed software held for resale and *RxStation* medication dispensing units. Inventory is recorded at the lower of cost (first-in, first-out) or market.

(f) Property and Equipment – Property, equipment and leasehold improvements are stated at cost. Depreciation of property and equipment is computed using the straight-line method over periods of two to 50 years. Amortization of leasehold improvements is computed using a straight-line method over the shorter of the lease terms or the useful lives, which range from periods of two to 15 years.

(g) Software Development Costs – Software development costs are accounted for in accordance with ASC 985-20, *Costs of Software to be Sold, Leased or Marketed*. Software development costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs incurred through the software's general release date are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the solution.

(h) Goodwill and Other Intangible Assets – We account for goodwill under the provisions of ASC 350, *Intangibles – Goodwill and Other.* Goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. Based on these evaluations, there was no impairment of goodwill in 2010, 2009 or 2008. Refer to Note (7) for more information of Goodwill and other intangible assets.

(i) Contingencies – We accrue estimates for resolution of any legal and other contingencies when losses are probable and estimable, in accordance with ASC 450, *Contingencies.* We currently have no material pending litigation.

The terms of our software license agreements with our clients generally provide for a limited indemnification of such intellectual property against losses, expenses and liabilities arising from third party claims based on alleged infringement by our solutions of an intellectual property right of such third party. The terms of such indemnification often limit the scope of and remedies for such indemnification obligations and generally include a right to replace or modify an infringing solution. To date, we have not had to reimburse any of our clients for any losses related to these indemnification provisions pertaining to third party intellectual property infringement claims. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the terms of the corresponding agreements with our clients, we cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

From time to time we are involved in routine litigation incidental to the conduct of our business, including for example, employment disputes and litigation alleging solution defects, intellectual property infringement, violations of law and breaches of contract and warranties. We believe that no such routine litigation currently pending against us, if adversely determined, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

(j) Derivative Instruments and Hedging Activities – Historically, our use of hedging instruments has primarily been to hedge foreign currency denominated assets and liabilities. We record all hedging instruments on our Consolidated Balance Sheet at fair value. For hedging instruments that are designated and qualify as a net investment hedge, the effective portion of the gain or loss on the hedging instrument is reported in the foreign currency translation component of other comprehensive income (loss). Any ineffective portion of the gain or loss on the hedging instrument for a cash flow hedge or net investment hedge is recorded in the results of operations immediately. Refer to Note (10) for more information on our hedging activities.

(k) Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Refer to Note (12) for additional information regarding income taxes.

(l) Earnings per Common Share – Basic earnings per share (EPS) excludes dilution and is computed, in accordance with ASC 260, *Earnings Per Share*, by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings. Refer to Note (13) for additional details of our earnings per share computations.

(m) Accounting for Share-based payments – We recognize all share-based payments to associates, directors and consultants, including grants of stock options, restricted stock and performance shares, in the financial statements as compensation cost based on their fair value on the date of grant, in accordance with ASC 718, Stock Compensation. This compensation cost is recognized over the vesting period on a straight-line basis for the fair value of awards that actually vest. Refer to Note (14) for a detailed discussion of share-based payments.

(n) Foreign Currency – Assets and liabilities of non-U.S. subsidiaries whose functional currency is the local currency are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. The net exchange differences resulting from these translations are reported in accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Refer to Note (10) for additional details of our foreign currency transactions.

(o) Collaborative Arrangements – In accordance with ASC 808, *Collaborative Arrangements*, third party costs incurred and revenues generated by arrangements involving joint operating activities of two or more parties that are each actively involved and exposed to risks and rewards of the activities are classified in the consolidated statements of operations on a gross basis only if we are determined to be the principal participant in the arrangement. Otherwise, third party revenues and costs generated by collaborative arrangements are presented on a net basis. Payments between participants are recorded and classified based on the nature of the payments.

(p) Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In January 2010 we adopted guidance issued by the FASB on transfers of financial assets, which among other things, created more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption did not have a material impact on our consolidated financial statements.

In January 2010, we adopted guidance issued by the FASB improving disclosures about fair value measurements, which requires disclosures of transfers into and out of Levels 1 and 2, more detailed roll forward reconciliations of Level 3 recurring fair value measurements on a gross basis, fair value information by class of assets and liabilities, and description's of valuation techniques and inputs for Level 2 and 3 measurements. We adopted the guidance during the first quarter 2010, which did not have a material impact on our consolidated financial statements.

On February 24, 2010, FASB issued guidance to eliminate contradictions between the requirements of U.S. GAAP and the Securities and Exchange Commission's (SEC) filing rules. The amendments also discharge the requirement that public companies disclose the date of their financial statements in both issued and revised financial statements. The guidance was effective upon issuance and did not have a material impact on our consolidated financial statements.

In July 2010, the FASB issued guidance to require increased disclosures about the credit quality of financing receivables and allowances for credit losses, including disclosure about credit quality indicators, past due information and modifications of financing receivables. Trade accounts receivable with maturities of one year or less are excluded from the disclosure requirements. We adopted the guidance for the period ended 2010, which did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

During 2009, the FASB issued guidance on revenue recognition for non-software elements that became effective for us beginning on January 2, 2011. Under the new guidance an entity is required to apply the relative selling price allocation method in order to estimate selling price for all units of accounting, including delivered items, when vendor-specific objective evidence (VSOE) or acceptable third party evidence (TPE) does not exist. In addition, expanded disclosures are required to provide both qualitative and quantitative information about the significant judgments made in applying the guidance and subsequent changes in those judgments that may significantly affect the timing or amount of revenue recognition. Further, for arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and shall be applied on a prospective basis. We do not believe the adoption of the new guidance will have a material impact on our financial position and results of operations.

(2) Business Acquisitions

IMC Health Care, Inc.

On January 4, 2010, we completed the purchase of 100% of the outstanding common shares of IMC Health Care, Inc. (IMC), a provider of employer sponsored on-site health centers. The acquisition of IMC expanded our employer health initiatives, such as on-site employer health centers, occupational health services and wellness programs. Consideration for this transaction was $15.7 million in cash plus additional contingent consideration. We initially valued the contingent consideration at $1.7 million based on a probability-weighted assessment of potential contingent consideration payment scenarios ranging up to $2.5 million. Based on a final assessment of the contingent liability at the end of 2010, we reduced the contingent consideration liability to $0.9 million and recognized a gain of $0.8 million within the Consolidated Statements of Operations as a component of general and administrative expenses. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired, net of liabilities assumed, is summarized below:

(In thousands)	Allocation Amount
Tangible assets and liabilities	
Current assets	$ 1,862
Property and equipment	264
Current liabilities	(1,057)
Total net tangible assets acquired	1,069
Intangible assets	
Customer relationships	4,073
Non-compete agreements	1,003
Total intangible assets acquired	5,076
Goodwill	11,290
Total purchase price	$ 17,435

The fair values of the acquired intangible assets and the contingent consideration were estimated by applying the income approach. Such estimations required the use of inputs that were unobservable in the market place (Level 3), including a discount rate that we estimated would be used by a market participant in valuing these assets, projections of revenues and cash flows, probability weighting factors and client attrition rates. See Note (4) for further information about the fair value level hierarchy.

The goodwill was allocated to our Domestic operating segment and is expected to be deductible for tax purposes. The other identifiable intangible assets are being amortized over five years. The operating results of IMC were combined with our operating results subsequent to the purchase date of January 4, 2010. Pro-forma results of operations have not been presented because the effect of this acquisition was not material to our results.

LingoLogix, Inc.

On August 1, 2008, we completed the purchase of LingoLogix, Inc. (LingoLogix), for $4.0 million in cash. LingoLogix was a provider of software used for computer automated coding technology. The acquisition of LingoLogix enhanced our revenue cycling offerings as the solutions can be used in both inpatient and outpatient environments to improve physician workflow and drive more accurate and efficient reimbursement through automated coding. The operating results of LingoLogix were combined with our operating results subsequent to the purchase date of August 1, 2008. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed resulted in goodwill of $1.3 million and $4.1 million in intangible assets, which consisted of $3.6 million in developed technology. Total assets and liabilities at the date of acquisition were $5.3 million and $1.3 million, respectively.

The goodwill was allocated to our Domestic operating segment. The intangible assets are being amortized over 5 years. Pro-forma results of operations have not been presented because the effect of this acquisition was not material to our results.

(3) Cash and Investments

Our cash, cash equivalents and investment securities consisted of the following:

(In thousands)	2010	2009
Cash and cash equivalents:		
Cash	$ 170,274	$ 144,764
Money market funds	44,237	80,242
Time deposits	-	8,523
Corporate bonds	-	8,194
Total cash and cash equivalents	$ 214,511	$ 241,723
Short-term investments		
Time deposits	$ 41,764	$ 37,784
Commercial paper	44,500	19,987
Government and corporate bonds	251,787	164,792
Auction rate securities	18,450	85,203
Put-like feature	-	9,347
Total short-term investments	$ 356,501	$ 317,113
Long-term investments		
Government and corporate bonds	$ 264,467	$ -
Total long-term investments	$ 264,467	$ -

All of our short-term and long-term investments are classified as held-to-maturity securities and stated at their amortized cost which approximates fair value, except for our auction rate securities, which are classified as trading and stated at fair value. Subsequent to the year-ended 2010, in January 2011, all outstanding auction rate securities were called by the issuer at par value. Refer to Note (4) for details of the fair value measurements within the fair value hierarchy of these financial assets.

Auction rate securities are debt instruments with long-term nominal maturities, for which the interest rates regularly reset every 7-35 days under an auction system. Because auction rate securities historically re-priced frequently, they traded in the market on a par-in, par-out basis. In periods prior to 2008, we regularly liquidated our investments in these securities for reasons including, among others, changes in the market interest rates and changes in the availability of, and the yield on, alternative investments. Beginning in February 2008, liquidity issues in the global credit markets resulted in the progressive failure of auctions representing all of the auction rate securities we hold, because the amount of securities submitted for sale in those auctions exceeded the amount of bids. However, we continued to collect all interest receivable on our auction rate securities when due.

In August 2008, our broker agreed to a settlement in principle with the SEC, the New York Attorney General and other regulatory agencies to restore liquidity to clients who hold auction rate securities. During the fourth quarter of 2008, we entered into a settlement agreement (the Settlement Agreement) with the investment firm that sold us the auction rate securities. Under the terms of the Settlement Agreement, we received the right to redeem the securities at par during a period from mid-2010 through mid-2012.

In conjunction with the execution of the Settlement Agreement, we transferred the auction rate securities from available-for-sale to trading securities. At the end of 2010, we held auction rate securities with a par value of $18.5 million, which approximated fair value, as all outstanding auction rate securities were subsequently called at par value by the issuer in January 2011.

The Settlement Agreement had been accounted for as a put-like feature and was carried at fair value with changes recorded through earnings. We valued the put-like feature as the difference between the par value of the auction rate securities and the fair value of the securities, discounted by the credit risk of the broker. The loan option was also valued taking into account the settlement discount and credit risk during the time necessary to administer the loan. Based on the fair value assessment of the auction rate securities at the end of 2010, we valued the put-like feature at zero.

The changes in fair value of the auction rate securities and put-like feature resulted in offsetting gains and losses of $9.3 million, $10.5 million and $19.9 million in 2010, 2009 and 2008, respectively, within other income within the Consolidated Statements of Operations.

We regularly review investment securities for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds fair value, the duration of any market decline, our intent and ability to hold to maturity or until forecasted recovery, and the financial health of and specific prospects for the issuer. Unrealized losses that are other than temporary are recognized in earnings.

(4) Fair Value Measurements

We determine fair value measurements used in our consolidated financial statements based upon the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table details our financial assets measured at fair value within the fair value hierarchy at the end of 2010:

(In thousands)		2010			2009		
		Fair Value Measurements Using			Fair Value Measurements Using		
Description	**Balance Sheet Classification**	**Level 1**	**Level 2**	**Level 3**	**Level 1**	**Level 2**	**Level 3**
Money market funds	Cash equivalents	$ 44,237	$ -	$ -	$ 80,242	$ -	$ -
Time deposits	Cash equivalents	-	-	-	-	8,523	-
Corporate bonds	Cash equivalents	-	-	-	-	8,194	-
Time deposits	Short-term investments	-	41,764	-	-	37,784	-
Commercial paper	Short-term investments	-	44,500	-	-	19,987	-
Government and corporate bonds	Short-term investments	-	251,787	-	-	164,792	-
Auction rate securities	Short-term investments	-	18,450	-	-	-	85,203
Put-like feature	Short-term investments	-	-	-	-	-	9,347
Government and corporate bonds	Long-term investments	-	264,467	-	-	-	-

Refer to Note (3) for a comprehensive description of these assets. Our auction rate securities have historically been classified as Level 3 assets within the fair value hierarchy, as their valuation required substantial judgment and estimation of factors that were not currently observable in the market due to the lack of trading in the securities. At the end of 2010, we transferred our auction rate securities classified as Level 3 to Level 2 based on observable inputs, as all outstanding auction rate securities were subsequently called at par value by the issuer in January 2011.

The table below presents the activity of our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended 2010 and 2009:

(In thousands)	2010	2009
Beginning balance	$ 94,550	$ 105,300
Redemptions at par	(76,100)	(10,750)
Unrealized gain (loss) on auction rate securities included in earnings	9,346	10,513
Unrealized gain (loss) on put-like feature included in earnings	(9,346)	(10,513)
Transfers out of Level 3 to Level 2	(18,450)	-
Ending balance	$ -	$ 94,550

(5) Receivables

Receivables consist of accounts receivable and contracts receivable. Accounts receivable represent recorded revenues that have been billed. Contracts receivable represent recorded revenues that are billable by us at future dates under the terms of a contract with a client. Billings and other consideration received on contracts in excess of related revenues recognized are recorded as deferred revenue. Substantially all receivables are derived from sales and related support and maintenance and professional services of our clinical, administrative and financial information systems and solutions to healthcare providers located throughout the United States and in certain non-U.S. countries.

We perform ongoing credit evaluations of our clients and generally do not require collateral from our clients. We provide an allowance for estimated uncollectible accounts based on specific identification, historical experience and our judgment. Provisions for losses on uncollectible accounts for 2010, 2009 and 2008 totaled $9.9 million, $3.1 million and $10.0 million, respectively.

A summary of receivables, net is as follows:

(In thousands)	2010	2009
Gross accounts receivable	$ 352,554	$ 342,992
Less: Allowance for doubtful accounts	15,550	16,895
Accounts receivable, net of allowance	337,004	326,097
Contracts receivable	139,901	135,314
Total receivables, net	$ 476,905	$ 461,411

During the second quarter of 2008, Fujitsu Services Limited's (Fujitsu) contract as the prime contractor in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in the Southern region of England was terminated by the NHS. This had the effect of automatically terminating our subcontract for the project. We are in dispute with Fujitsu regarding Fujitsu's obligation to pay the amounts comprised of accounts receivable and contracts receivable related to that subcontract, and we are working with Fujitsu to resolve these issues based on processes provided for in the contract. Part of that process requires resolution of disputes between Fujitsu and the NHS regarding the contract termination. During the 2009 fourth quarter certain events occurred in the resolution process between Fujitsu and the NHS which reduced the likelihood the matter will be resolved in the next 12 months. Therefore we reclassified the receivables, which represented more than 10% of our net receivables, from current assets to other long term assets during the 2009 fourth quarter. The circumstances surrounding these receivables remained unchanged at the end of 2010 and represent the significant majority of other long-term assets at the end of 2010 and 2009. While the ultimate collectability of the receivables pursuant to this process is uncertain, management believes that it has valid and equitable grounds for recovery of such amounts and that collection of recorded amounts is probable.

During 2010 and 2009, we received total client cash collections of $1.9 billion and $1.8 billion, respectively, of which $66.6 million and $54.0 million were received from third party arrangements with non-recourse payment assignments.

(6) Property and Equipment

A summary of property, equipment and leasehold improvements stated at cost, less accumulated depreciation and amortization, is as follows:

(In thousands)	Depreciable Lives (Yrs)	2010	2009
Furniture and fixtures	5 - 12	$ 57,763	$ 56,631
Computer and communications equipment	2 - 5	660,741	585,685
Leasehold improvements	2 - 15	164,498	139,331
Capital lease equipment	3 - 5	5,914	17,147
Land, buildings and improvements	12 - 50	195,193	204,080
Other equipment	5 - 20	564	964
		1,084,673	1,003,838
Less accumulated depreciation and amortization		585,844	494,660
Total property and equipment, net		$ 498,829	$ 509,178

Depreciation expense for 2010, 2009 and 2008 was $111.4 million, $104.6 million and $96.7 million, respectively.

(7) Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are tested for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an impairment test based on fair value using Level 3 inputs as defined in the fair value hierarchy. Refer to Note (4) - Fair Value Measurements for the definition of the levels in the fair value hierarchy. The inputs used to calculate the fair value included the projected cash flows and discount rates that we estimated would be used by a market participant in valuing these assets. Our most recent annual test of goodwill impairment indicated that goodwill was not impaired. The fair values of each of our reporting units exceeded their carrying amounts by a significant margin.

The changes in the carrying amounts of goodwill were as follows:

(In thousands)	2010	2009
Beginning Balance	$ 151,479	$ 146,666
Goodwill acquired and earnout payments for prior acquisitions	11,290	3,425
Foreign currency translation adjustment and other	(1,395)	1,388
Ending Balance	$ 161,374	$ 151,479

Our intangible assets, other than goodwill or intangible assets with indefinite lives, are all subject to amortization, are amortized on a straight-line basis, and are summarized as follows:

(In thousands)	Weighted-Average Amortization Period (Yrs)	2010 Gross Carrying Amount	2010 Accumulated Amortization	2009 Gross Carrying Amount	2009 Accumulated Amortization
Purchased software	5.0	$ 70,864	$ 48,085	$ 84,968	$ 62,802
Customer lists	5.0	59,556	54,241	55,606	50,960
Patents	16.0	9,128	2,365	8,184	1,729
Non-compete agreements	5.0	4,491	880	1,057	605
Total	6.1	$ 144,039	$ 105,571	$ 149,815	$ 116,096

Amortization expense for 2010, 2009 and 2008 was $12.0 million, $20.4 million and $20.0 million, respectively.

Estimated aggregate amortization expense for each of the next five years is as follows:

(In thousands)		
For year ended:	2011	$ 10,535
	2012	7,230
	2013	5,309
	2014	3,795
	2015	1,640

(8) Software Development Costs

Information regarding our software development costs is included in the following table:

(In thousands)	For the Years Ended		
	2010	2009	2008
Software development costs	$ 284,836	$ 285,187	$ 291,368
Capitalized software development costs	(80,979)	(77,747)	(69,981)
Amortization of capitalized software development costs	68,994	63,611	51,132
Total software development expense	$ 272,851	$ 271,051	$ 272,519

We are amortizing capitalized costs over five years. Accumulated amortization as of the end of 2010 and 2009 was $543.2 million and $474.3 million, respectively.

(9) Indebtedness

The following is a summary of indebtedness outstanding:

(In thousands)	2010	2009
Note agreement, 5.54%	$ 72,438	$ 90,090
Senior Notes, Series B, 6.42%	19,500	29,250
Other obligations	822	1,180
	92,760	120,520
Less: current portion	(24,837)	(25,014)
	$ 67,923	$ 95,506

In November 2005, we completed a £65.0 million private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments, which commenced November 2009. The proceeds were used to repay the outstanding amount under our credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. We were in compliance with all covenants at the end of 2010.

In December 2002, we completed a $60.0 million private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21.0 million principal amount at 5.57% were paid in full in 2008. The Series B Senior Notes, with a $39.0 million principal amount at 6.42%, are payable in four equal annual installments, which commenced December 2009. The proceeds were used to repay the outstanding amount under our credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. We were in compliance with all covenants at the end of 2010.

We maintain a $90 million, multi-year revolving credit facility, which provides an unsecured revolving line of credit for working capital purposes. Interest is payable at a rate based on prime or LIBOR plus a spread that varies depending on the net worth ratios maintained. The agreement provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends and contains certain net worth, current ratio and fixed charge coverage covenants, which as of the end of 2010, we were in compliance with. The current agreement expires on May 31, 2013. As of the end of 2010, we had no outstanding borrowings under this agreement; however, we have $13.6 million of outstanding letters of credit, which reduced our available borrowing capacity to $76.4 million.

We also have capital lease obligations amounting to $0.2 million, payable over the next two years.

The aggregate maturities for our long-term debt, including capital lease obligations, are as follows (In thousands):

2011	$ 24,837
2012	24,459
2013	14,488
2014	14,488
2015	14,488
Total maturities	$ 92,760

We estimate the fair value of our long-term, fixed-rate debt using a level 3 discounted cash flow analysis based on our current borrowing rates for debt with similar maturities. The fair value of our long-term debt was approximately $99.6 million and $124.8 million at the end of 2010 and 2009, respectively.

(10) Hedging Activities

We designated all of our Great Britain Pound (GBP) denominated long-term debt as a net investment hedge of our U.K. operations. The objective of the hedge is to reduce our foreign currency exposure in our U.K. subsidiary investment. Changes in the exchange rate between the United States Dollar (USD) and GBP, related to the notional amount of the hedge, are recognized as a component of other comprehensive income (loss), to the extent the hedge is effective. The following table represents the fair value of the net investment hedge included within the Consolidated Balance Sheet and the unrealized gain (loss), net of related income tax effects, on the net investment hedge recognized in other comprehensive income (loss):

(In thousands)		2010	
Derivatives designated	**Balance Sheet Classification**	**Fair Value**	**Net Unrealized Gain (Loss)**
Net investment hedge	Short-term liabilities	$ 14,488	$ 445
Net investment hedge	Long-term liabilities	57,950	1,416
Total net investment hedge		$ 72,438	$ 1,861

(In thousands)		2009	
Derivatives designated	**Balance Sheet Classification**	**Fair Value**	**Net Unrealized Gain (Loss)**
Net investment hedge	Short-term liabilities	$ 15,015	$ (1,192)
Net investment hedge	Long-term liabilities	75,075	(5,543)
Total net investment hedge		$ 90,090	$ (6,735)

We recognize foreign currency transaction gains and losses within the Consolidated Statements of Operations as a component of general and administrative expenses. We realized a foreign currency loss of $0.9 million in 2010 and foreign currency gains of $4.0 million and $9.9 million in 2009 and 2008, respectively.

(11) Interest Income

A summary of interest income and expense is as follows:

(In thousands)	For the Years Ended 2010	2009	2008
Interest income	$ 10,347	$ 8,801	$ 13,604
Interest expense	(6,908)	(8,493)	(10,548)
Interest income, net	$ 3,439	$ 308	$ 3,056

(12) Income Taxes

Income tax expense (benefit) for 2010, 2009 and 2008 consists of the following:

(In thousands)	For the Years Ended 2010	2009	2008
Current:			
Federal	$ 85,106	$ 90,992	$ 68,466
State	10,355	8,350	9,338
Foreign	(883)	4,015	9,789
Total Current Expense	94,578	103,357	87,593
Deferred:			
Federal	22,297	(1,545)	10,873
State	4,038	845	(1,105)
Foreign	4,027	(3,441)	(4,588)
Total deferred expense (benefit)	30,362	(4,141)	5,180
Total income tax expense	$ 124,940	$ 99,216	$ 92,773

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at the end of 2010 and 2009 relate to the following:

(In thousands)	2010	2009
Deferred tax assets		
Accrued expenses	$ 11,707	$ 17,920
Separate return net operating losses	15,882	23,403
Share based compensation	23,514	18,548
Other	482	814
Total deferred tax assets	51,585	60,685
Deferred tax liabilities		
Software development costs	(85,692)	(84,947)
Contract and service revenues and costs	(3,884)	(9,205)
Depreciation and amortization	(67,438)	(45,762)
Other	(3,048)	(4,489)
Total deferred tax liabilities	(160,062)	(144,403)
Net deferred tax liability	$ (108,477)	$ (83,718)

At the end of 2010, we had net operating loss carry-forwards subject to Section 382 of the Internal Revenue Code for Federal income tax purposes of $9.4 million which are available to offset future Federal taxable income, if any, through 2020. We had net operating loss carry-forwards from non-U.S. jurisdictions of $1.6 million which are available to offset future taxable income, if any, through 2015 and $39.0 million which are available to offset future taxable income, if any, with no expiration. We expect to fully realize all these losses in future periods.

The effective income tax rates for 2010, 2009, and 2008 were 34%, 34%, and 33%, respectively. These effective rates differ from the Federal statutory rate of 35% as follows:

	For the Years Ended		
(In thousands)	**2010**	**2009**	**2008**
Tax expense at statutory rates	$ 126,744	$ 102,438	$ 98,500
State income tax, net of federal benefit	10,151	6,658	6,403
Prior period adjustments	(541)	2,310	(2,879)
Valuation allowance for deferred tax assets	-	-	(7,982)
Audit settlements	-	-	4,412
Tax credits	(10,568)	(5,150)	(5,150)
Unrecognized tax benefit	7,501	(5,581)	5,691
Permanent differences	(4,629)	(1,200)	(1,924)
Other, net	(3,718)	(259)	(4,298)
Total income tax expense	$ 124,940	$ 99,216	$ 92,773

The 2010 beginning and ending amounts of accrued interest related to the underpayment of taxes was $0.1 million and $0.4 million, respectively. We classify interest and penalties as income tax expense in our consolidated statement of operations. No accrual for tax penalties was recorded at the end of the year.

The 2010 tax expense amount includes $0.5 million of tax benefits related to prior period foreign operating losses. The 2009 tax expense amount includes $2.3 million expense related to adjustments from prior period tax returns. The 2008 tax expense amount includes the recognition of approximately $2.9 million of tax benefits related to an adjustment of a foreign tax credit claimed. These differences accumulated over several years and the impact to any one of the prior periods is not material.

During 2008, we settled IRS examinations for the 2005 to 2006 periods and as a result reversed previously recorded reserves for tax uncertainties by $1.3 million. During 2009, the Internal Revenue Service (IRS) completed its examination of the 2007 income tax return and refund claim related to the foreign tax credit for the 2004, 2005 and 2006 income tax returns. We decreased the unrecognized tax benefits by $8.0 million primarily due to the settlement of the 2007 IRS audit.

During 2010, the Internal Revenue Service commenced its examination of the 2009 and 2008 income tax returns. We do not believe this examination will have a material effect on our financial position, results of operations or liquidity.

As of the end of 2010, the total amount of unrecognized tax benefits, including interest, was $14.1 million. We do not expect to resolve any of these matters within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax is presented below:

(In thousands)	**2010**	**2009**	**2008**
Unrecognized tax benefit - beginning balance	$ 6,599	$ 12,440	$ 8,069
Gross decreases- tax positions in prior periods	-	(7,961)	-
Gross increases- in current-period tax positions	7,501	2,379	5,690
Settlements	-	(259)	(1,319)
Unrecognized tax benefit - ending balance	$ 14,100	$ 6,599	$ 12,440

(13) Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings. A reconciliation of the numerators and the denominators of the basic and diluted per-share computations are as follows:

	2010			2009			2008		
	Earnings (Numerator)	**Shares (Denominator)**	**Per-Share Amount**	**Earnings (Numerator)**	**Shares (Denominator)**	**Per-Share Amount**	**Earnings (Numerator)**	**Shares (Denominator)**	**Per-Share Amount**
(In thousands, except per share data)									
Basic earnings per share:									
Income available to common stockholders	$ 237,272	82,458	$ 2.88	$ 193,465	80,981	$ 2.39	$ 188,658	80,549	$ 2.34
Effect of dilutive securities:									
Stock options		2,966			2,901		-	2,886	
Diluted earnings per share:									
Income available to common stockholders including assumed conversions	$ 237,272	85,424	$ 2.78	$ 193,465	83,882	$ 2.31	$ 188,658	83,435	$ 2.26

Options to purchase 0.6 million, 1.8 million and 2.3 million shares of common stock at per share prices ranging from $58.21 to $91.91, $38.64 to $136.86 and $33.63 to $136.86, were outstanding at the end of 2010, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

(14) Share Based Compensation and Equity

Stock Option and Equity Plans

As of the end of 2010, we had four fixed stock option and equity plans in effect for associates. This includes two plans from which we could issue grants, (Plans F & G); and two plans from which no new grants were permitted to be issued after January 1, 2005, but some awards remain outstanding, (Plans D & E).

Under the 2001 Long-Term Incentive Plan F, we are authorized to grant to associates, directors and consultants 4.0 million shares of common stock awards. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash at our discretion. However, not more than 1.0 million of such shares will be available for granting any types of grants other than options or stock appreciation rights. Options under Plan F are exercisable at a price not less than fair market value on the date of grant as determined by the Section 16 Insider Equity and Incentive Compensation Subcommittee (the Committee). Options under this plan typically vest over a period of five years as determined by the Committee and are exercisable for periods of up to 25 years.

Under the 2004 Long-Term Incentive Plan G, we are authorized to grant to associates and directors 4.0 million shares of common stock awards. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash at our discretion. Options under Plan G are exercisable at a price not less than fair market value on the date of grant as determined by the Committee. Options under this plan typically vest over a period of five years as determined by the Committee and are exercisable for periods of up to 12 years. In 2007, Long-Term Incentive Plan G was amended to provide us the ability to recover fringe benefit tax payments made by us on behalf of our associates in India.

Stock Options

The fair market value of each stock option award is estimated on the date of grant using a lattice option-pricing model. The pricing model requires the use of the following estimates and assumptions:

- Expected volatilities under the lattice model are based on an equal weighting of implied volatilities from traded options on our shares and historical volatility. We use historical data to estimate the stock option exercise and associate departure behavior used in the lattice model; groups of associates (executives and non-executives) that have similar historical behavior are considered separately for valuation purposes.
- The expected term of stock options granted is derived from the output of the lattice model and represents the period of time that stock options granted are expected to be outstanding; the range given below results from certain groups of associates exhibiting different post-vesting behaviors.
- The risk-free rate is based on the zero-coupon U.S. Treasury bond with a term equal to the contractual term of the awards.

The weighted-average assumptions used to estimate the fair market value of stock options are as follows:

(In thousands)	2010	2009	2008
Expected volatility (%)	39.0 - 41.7	45.2 - 51.5	45.9 - 52.4
Expected term (yrs)	9.3 - 9.7	9.3 - 9.6	8.4 - 9.7
Risk-free rate (%)	2.9	3.8	4.4

A combined summary of the stock option activity of our four fixed stock option and equity plans is presented below:

	2010			
Options	**Number of Shares**	**Weighted-Average Exercise Price**	**Aggregate Intrinsic Value**	**Weighted-Average Remaining Contractual Term**
Outstanding at beginning of year	8,281,924	$ 31.30		
Granted	705,495	86.48		
Exercised	(1,451,077)	23.93		
Forfeited and Expired	(160,037)	44.63		
Outstanding at end of year	7,376,305	$ 37.73	$ 420,520,520	6.19
Options exercisable at the end of the year	4,785,823	$ 26.18	$ 328,092,174	5.21

	For the Years Ended		
(In thousands, except for grant date fair value)	**2010**	**2009**	**2008**
Weighted-average grant date fair values	$ 44.83	$ 27.96	$ 22.99
Total intrinsic value of options exercised	$ 88,876	$ 63,465	$ 26,841
Cash received from exercise of stock options	$ 34,724	$ 29,789	$ 15,364
Tax benefit realized upon exercise of stock options	$ 33,802	$ 23,654	$ 10,001

As of the end of 2010, there was $54.2 million of total unrecognized compensation cost related to stock options granted under all plans. That cost is expected to be recognized over a weighted-average period of 3.02 years.

Non-vested Shares

Non-vested shares were valued at the fair market value on the date of grant and will vest provided the recipient has continuously served on the Board of Directors through such vesting date or in the case of an associate provided that performance measures are attained. The expense associated with these grants is being recognized over the period from the date of grant to the vesting date.

On June 1, 2010 we granted approximately 118,000 shares of performance-based non-vested stock to certain executive officers, pursuant to our Long-Term Incentive Plan F. The fair value of each of these awards was $81.90 based on the closing price of our common stock on the date of grant. These awards will vest according to the following schedule, contingent upon a relative adjusted GAAP earnings growth percentage over 2009 for each respective year and subjective performance criteria for certain shares, as defined in the award agreements:

Vesting Dates	Number of Shares
June 1, 2011	14,000
June 1, 2012	15,500
June 1, 2013	88,500
Total Shares	118,000

Subsequent to July 3, 2010, approximately 21% of the total shares related to this award were forfeited due to the resignation of an executive officer. The amount of compensation expense recognized is based on management's estimate of the most likely outcome and will be reassessed at each reporting date through the final vesting date, which may result in adjustments to compensation cost. Based on a current period vesting probability assessment, total compensation cost related to these awards is $7.6 million, net of forfeitures, and is expected to be recognized over a period of 3 years.

A summary of our non-vested restricted stock compensation arrangements granted under all plans is presented below:

	2010	
Nonvested shares	**Number of Shares**	**Weighted-Average Grant Date Fair Value**
Outstanding at beginning of year	13,500	$ 56.52
Granted	136,000	82.17
Vested	(13,500)	56.52
Forfeited	(25,000)	81.90
Outstanding at end of year	111,000	$ 82.24

(In thousands, except for grant date fair value)	For the Years Ended 2010	2009	2008
Weighted average grant date fair values	$ 82.24	$ 56.52	$ 45.91
Total fair value of shares vested during the year	$ 1,147	$ 923	$ 797

As of the end of 2010, there was $6.6 million of total unrecognized compensation cost related to non-vested share awards granted under all plans. That cost is expected to be recognized over a weighted-average period of 1.92 years.

Associate Stock Purchase Plan

We established an Associate Stock Purchase Plan (ASPP) in 2001, which qualifies under Section 423 of the Internal Revenue Code. Each individual employed by us and associates of our United States based subsidiaries, except as provided below, are eligible to participate in the Plan (Participants). The following individuals are excluded from participation: (a) persons who, as of the beginning of a purchase period under the Plan, have been continuously employed by us or our domestic subsidiaries for less than two weeks; (b) persons who, as of the beginning of a purchase period, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company Common Stock; and, (c) persons who are customarily employed by us for less than 20 hours per week or for less than five months in any calendar year. Participants may elect to make contributions from 1% to 20% of compensation to the ASPP, subject to annual limitations determined by the Internal Revenue Service. Participants may purchase Company Common Stock at a 15% discount on the last business day of the option period. The purchase of our Common Stock is made through the ASPP on the open market and subsequently reissued to the associates. The difference of the open market purchase and the participant's purchase price is being recognized as compensation expense.

Share Based Compensation Cost

Our stock option and non-vested share awards qualify for equity classification. The costs of our ASPP, along with participant contributions, are recorded as a liability until open market purchases are completed. The amounts recognized in the consolidated statements of operations with respect to stock options, non-vested shares and ASPP are as follows:

(In thousands)	For the Years Ended		
	2010	**2009**	**2008**
Stock option and non-vested share compensation expense	$ 23,723	$ 15,786	$ 14,674
Associate stock purchase plan expense	1,692	1,318	1,310
Amounts capitalized in software development costs, net of amortization	(512)	(262)	(840)
Amounts charged against earnings, before income tax benefit	$ 24,903	$ 16,842	$ 15,144
Amount of related income tax benefit recognized in earnings	$ 9,329	$ 6,274	$ 5,641

Treasury Stock

As of the end of 2010 and 2009, we held 0.8 million treasury shares carried at cost of $28.0 million.

Preferred Stock

As of the end of 2010 and 2009, we had 1.0 million shares of authorized but unissued preferred stock, $0.01 par value.

(15) Foundations Retirement Plan

The Cerner Corporation Foundations Retirement Plan (the Plan) was established under Section 401(k) of the Internal Revenue Code. All associates age 18 and older and who are not a member of an excluded class are eligible to participate. Participants may elect to make pretax contributions from 1% to 80% of eligible compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may direct contributions into mutual funds, a stable value fund, a Company stock fund, or a self-directed brokerage account. We have a first tier discretionary match that is made on behalf of participants in an amount equal to 33% of the first 6% of the participant's salary contribution. Our first tier discretionary match expenses for the Plan amounted to $8.9 million, $8.7 million and $8.7 million for 2010, 2009 and 2008, respectively.

We added a second tier discretionary match to the Plan in 2000. Contributions are based on attainment of established earnings per share goals for the year or the established financial metric for the Plan. Only participants who defer 2% of their paid base salary, are actively employed as of the last day of the Plan year and are employed before October 1st of the Plan year are eligible to receive the discretionary match contribution. For the years ended 2010, 2009 and 2008 we expensed $8.9 million, $2.0 million and $2.2 million for the second tier discretionary distributions, respectively.

(16) Related Party Transactions

From July 1994 until August 2008 we leased an airplane from PANDI, Inc. (PANDI), a company owned by Neal L. Patterson and Clifford W. Illig, our Chairman of the Board and CEO and Vice Chairman of the Board, respectively. During 2009 and 2008 we paid an aggregate of $1.4 million and $0.4 million for the rental of the airplane, respectively. The airplane was used principally by us for client development and support and business development activities; and in particular, to reduce business related travel time of our executives and associates, increase travel flexibility and increase the number of client visits than would have been possible using solely commercial travel. On August 14, 2008, PANDI sold the airplane to a third party and the lease agreement with us was terminated.

Following the sale of the airplane, PANDI undertook a complete accounting of the actual financing, operation, depreciation and maintenance costs of the airplane during the 14 year time period that we leased the airplane from PANDI. Following the due diligence efforts by a committee comprised of the independent members of the Board of Directors, during 2009 we were authorized to pay PANDI the sum of $1.4 million.

(17) Commitments

Leases

We are committed under operating leases for office space and computer equipment through October 2027. Rent expense for office and warehouse space for our regional and global offices for 2010, 2009 and 2008 was $20.5 million, $16.6 million and $16.1 million, respectively. Aggregate minimum future payments under these non-cancelable operating leases are as follows:

(In thousands)	Operating Lease Obligations
2011	$ 23,646
2012	21,891
2013	19,847
2014	17,564
2015	11,392
2016 and thereafter	48,799
Total:	$ 143,139

Purchase Obligations

We have purchase commitments with various vendors through 2019. These commitments represent non-cancellable commitments primarily to provide ongoing support, maintenance and service to our clients. Aggregate future payments under these commitments are as follows:

(In thousands)	Purchase Obligations
2011	$ 18,810
2012	13,707
2013	7,850
2014	6,515
2015	3,263
2016 and thereafter	13,291
Total:	$ 63,436

(18) Segment Reporting

We have two operating segments, Domestic and Global. Revenues are derived primarily from the sale of clinical, financial and administrative information systems and solutions. The cost of revenues includes the cost of third party consulting services, computer hardware and sublicensed software purchased from computer and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Operating expenses incurred by the geographic business segments consist of sales and client service expenses including salaries of sales and client service personnel, communications expenses and unreimbursed travel expenses. Performance of the segments is assessed at the operating earnings level and, therefore, the segment operations have been presented as such. "Other" includes revenues not generated by the operating segments and expenses that have not been allocated to the operating segments, such as software development, marketing, general and administrative, share-based compensation expense and depreciation. We manage our operating segments to the operating earnings level. Items such as interest, income taxes, capital expenditures and total assets and are managed at the consolidated level and thus are not included in our operating segment disclosures.

Accounting policies for each of the reportable segments are the same as those used on a consolidated basis. The following table presents a summary of the operating information for 2010, 2009 and 2008.

	Operating Segments			
(In thousands)	**Domestic**	**Global**	**Other**	**Total**
2010				
Revenues	$ 1,562,563	$ 287,659	$ -	$ 1,850,222
Cost of revenues	272,385	47,971	-	320,356
Operating expenses	417,181	124,546	628,806	1,170,533
Total costs and expenses	689,566	172,517	628,806	1,490,889
Operating earnings (loss)	$ 872,997	$ 115,142	$ (628,806)	$ 359,333

	Operating Segments			
(In thousands)	**Domestic**	**Global**	**Other**	**Total**
2009				
Revenues	$ 1,398,715	$ 273,149	$ -	$ 1,671,864
Cost of revenues	240,847	40,351	-	281,198
Operating expenses	372,370	130,256	596,034	1,098,660
Total costs and expenses	613,217	170,607	596,034	1,379,858
Operating earnings (loss)	$ 785,498	$ 102,542	$ (596,034)	$ 292,006

	Operating Segments			
(In thousands)	**Domestic**	**Global**	**Other**	**Total**
2008				
Revenues	$ 1,307,510	$ 368,518	$ -	$ 1,676,028
Cost of revenues	225,955	70,108	-	296,063
Operating expenses	361,213	150,729	589,138	1,101,080
Total costs and expenses	587,168	220,837	589,138	1,397,143
Operating earnings (loss)	$ 720,342	$ 147,681	$ (589,138)	$ 278,885

(19) Quarterly Results (unaudited)

Selected quarterly financial data for 2010 and 2009 is set forth below:

(In thousands, except per share data)	Revenues	Earnings Before Income Taxes	Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share
2010 quarterly results:					
First Quarter	$ 431,337	$ 77,363	$ 50,286	$ 0.61	$ 0.59
Second Quarter	456,001	86,278	55,477	0.67	0.65
Third Quarter	462,683	94,084	60,872	0.74	0.71
Fourth Quarter	500,201	104,487	70,637	0.85	0.82
Total	$ 1,850,222	$ 362,212	$ 237,272		
2009 quarterly results:					
First Quarter	$ 392,322	$ 61,863	$ 40,830	$ 0.51	$ 0.49
Second Quarter	403,806	66,223	43,745	0.54	0.52
Third Quarter	409,415	70,887	48,394	0.60	0.57
Fourth Quarter	466,321	93,708	60,496	0.74	0.71
Total	$ 1,671,864	$ 292,681	$ 193,465		

Stock Price Performance Graph

The following graph presents a comparison for the five-year period ended December 31, 2010 of the performance of the Common Stock of the Company with the NASDAQ Composite Index (US Companies) (as calculated by The Center for Research in Security Prices) and the NASDAQ Computer/Data Processing Group (as calculated by The Center for Research in Security Prices):



Comparison of 5 Year Cumulative Total Return
$300
$200
$100
$0
12/05
12/06
12/07
12/08
12/09
12/10
Cerner Corporation
Nasdaq Computer and Data Processing Index
Nasdaq Stock Market (US Companies)

The above comparison assumes $100 was invested on December 31, 2005 in Common Stock of the Company and in each of the foregoing indices and assumes reinvestment of dividends. The results of each component issuer of each group are weighted according to such issuer's stock market capitalization at the beginning of each year.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held at 10:00 a.m. on May 27, 2011, at The Cerner Round auditorium in the Cerner Vision Center, located on the Cerner campus at 2850 Rockcreek Parkway, North Kansas City, Missouri. A formal notice of the Meeting, with a Proxy Statement and Proxy Card, will be available, to each shareholder of record, in April 2011.

Annual Report/10-K Report

Publications of interest to current and potential Cerner investors are available upon written request or via Cerner's Web site at **www.cerner.com**. These include annual and quarterly reports and the Form 10-K filed with the Securities and Exchange Commission.

Written requests should be made to:

Cerner Corporation
Investor Relations
2800 Rockcreek Parkway
North Kansas City, MO 64117-2551

Inquiries of an administrative nature relating to shareholder accounting records, stock transfer, change of address and miscellaneous shareholder requests should be directed to the transfer agent and registrar, Computershare Trust Company, at 1-800-884-4225.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
1-800-884-4225

Stock Listings

Cerner Corporation's common stock trades on The NASDAQ Stock Market LLC under the symbol CERN.

Independent Accountants

KPMG LLP
Kansas City, MO


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World Headquarters
Cerner Worldwide
2800 Rockcreek Parkway
North Kansas City, MO USA
64116-2551
816.221.1024
www.cerner.com

Worldwide
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